Exhibit 99.2

IAMGOLD (R) corporation Management Information Circular In connection with the Annual and Special Meeting on May 4, 2021 April 7, 2021

2021 Management Proxy Circular

MANAGEMENT INFORMATION CIRCULAR SUMMARY

This summary highlights information contained elsewhere in this management information circular. It does not contain all of the information that you should consider. Please read the entire management information circular carefully before voting.

Voting Recommendations

Proposal	Board Recommendation

Elect directors of the Corporation.	FOR

Appoint KPMG LLP as auditor of the Corporation and authorize directors to fix their remuneration.	FOR

Approve, in a non-binding, advisory manner, the Corporation’s approach to compensation.	FOR

Approve the resolution authorizing amendments to the share incentive plan of the Corporation and the amended and restated share incentive plan of the Corporation.	FOR

Record Date

You are entitled to vote at the meeting if you were a holder of the Corporation’s common shares (“Common Shares”) at the close of business on March 30, 2021.

Vote Deadline

To ensure that your vote is counted, please vote by 5:00 p.m. (EDT) on April 30, 2021.

Shareholder Engagement

Open dialogue with shareholders is a key priority for the Board and shareholders are encouraged to provide feedback. To this end, the Board has adopted a formal shareholder engagement policy which reinforces the commitment to regular and constructive communication and engagement with shareholders and speaks to how this commitment is fulfilled and executive management and the Board may be contacted about perspectives or concerns. The policy is available at: www.iamgold.com/English/corporate/corporate-governance/default.aspx.

Board of Directors

Shareholders can write to the independent Chair of the Board through the Corporate Secretary at corporatesecretary@iamgold.com

Investor Relations

Our Investor Relations group is responsible for maintaining communications with the investing public. Investor Relations staff are available to shareholders by email at: info@iamgold.com

Live Broadcasts

Quarterly earnings calls with analysts are broadcast live and are archived on our Investor Relations website at: www.iamgold.com/English/investors/ events/events-and-webcasts/default.aspx

Management

The President and Chief Executive Officer and the executive team meet regularly with financial analysts and institutional investors.

Events

The President and Chief Executive Officer and the executive team regularly attend and speak at industry events. A list of upcoming and past events can be found on our web-site at: www.iamgold.com/English/investors/events/events-and-webcasts/default.aspx

Meeting Information

Date: Tuesday, May 4, 2021

Time: 4:00 p.m. (EDT)

Place: The Corporation will hold the meeting in a virtual only format, which will be conducted via live audio webcast at https://web.lumiagm.com/230975554

Password: iamgold2021 (case sensitive)

How You Can Vote

Your vote is important. To ensure that your Common Shares will be represented and voted at the meeting, please submit your vote as soon as possible by one of the following methods:

Internet You will need to have your proxy form or voting instruction form in hand. Go to the web- site listed on the form that you received and follow the instructions on the screen.

Telephone You will need to have your proxy form or voting instruction form in hand. Dial the phone number listed on the form that you received and follow the voting prompts.

Mail Complete your proxy form or voting instruction form and return using the enclosed postage-paid envelope.

Virtual-Only Meeting

You must complete the steps described on page 7 to attend and vote at the meeting, which will be conducted via live audio webcast at: https://web.lumiagm.com/230975554

Password: iamgold2021 (case sensitive)

2021 Management Proxy Circular

Notice of Meeting	3

General Proxy Information	5

Voting Securities and Principal Holders Thereof	8

Business of the Meeting	9

Election of Directors	9

APPENDIX ‘C’ – Board of Directors Mandate	105

APPENDIX ‘D’ – 2020 Voting Results	110

APPENDIX ‘E’ – Use of Non-GAAP Financial Performance Measures	111

2021 Management Proxy Circular

GLOSSARY

AFC:  means the Audit and Finance Committee of the Board.

AIF:  means the Annual Information Form.

AISC:  means All-in Sustaining Costs.

Board:  means the Board of Directors of the Corporation.

CD&A:  means the Compensation Discussion and Analysis.

CEO:  means the Chief Executive Officer of the Corporation.

CFO:  means the Chief Financial Officer of the Corporation.

CIP:  means the Cash Incentive Plan of the Corporation.

Circular:  means the Management Information Circular.

Code:  means the Code of Conduct and Business Ethics of the Corporation.

Common Share:  means a share of the Corporation.

Corporate G&A:  means Corporate General and Administration Costs.

Corporation:  means IAMGOLD Corporation.

COVID-19:  means the novel coronavirus.

CPRC:  means the Côté Project Review Committee of the Board.

Designated Groups:  means women, aboriginal peoples, persons with disabilities, and members of visible minorities all as defined under the Canadian Employment Equity Act.

EBITDA:  means Earnings Before Interest, Taxes, Depreciation and Amortization.

EDGAR:  means the Electronic Data Gathering, Analysis and Retrieval System.

EIP:  means the Equity Incentive Plan of the Corporation.

Equity Retainer:  means the annual grant of equity to a director.

ESG:  means Environmental, Social and Governance.

EVP:  means an Executive Vice President of the Corporation.

Executive:  means a member of the executive leadership team.

FCF:  means Free Cash Flow.

GL:  means Glass Lewis & Co.

HRCC:  means the Human Resources and Compensation Committee of the Board.

IAMGOLD:  means the Corporation.

IFRS:  means International Financial Reporting Standards.

ISS:  means Institutional Shareholder Services.

Meeting:  means the Annual and Special Meeting of Shareholders of the Corporation.

Meeting Materials:  means the Notice of Meeting, the Circular and a form of proxy.

NCGC:  means the Nominating and Corporate Governance Committee of the Board.

NEO:  means a Named Executive Officer.

Non-GAAP:  means not consistent with generally accepted accounting principles.

Notice of Meeting:  means the notice of the Meeting.

NYSE:  means the New York Stock Exchange.

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2021 Management Proxy Circular

Peer Group:  means the group of companies that are similar in size, scope and complexity and are considered to be competitors for executive talent.

ROIC:  means Return on Investment Capital.

SEC:  means the U.S. Securities and Exchange Commission.

SERC:  means the Safety, Environment and Reserves Committee of the Board.

SEDAR:  means the System for Electronic Document Analysis and Retrieval.

SEDI:  means the System for Electronic Disclosure by Insiders.

SVP:  means a Senior Vice President of the Corporation.

TDC:  means Total Direct Compensation.

TSM:  means the Towards Sustainable Mining framework of the Mining Association of Canada.

TSR:  means Total Shareholder Return.

TSX:  means the Toronto Stock Exchange.

VP:  means a Vice President of the Corporation.

WGC:  means the World Gold Council.

Willis:  means Willis Canada Inc.

WTW:  means Willis Towers Watson.

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2021 Management Proxy Circular

IAMGOLD CORPORATION NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting (the “Meeting”) of the shareholders of IAMGOLD Corporation (the “Corporation” or “IAMGOLD”) will be held virtually at https://web.lumiagm.com/230975554 on Tuesday, May 4, 2021 at 4:00 p.m. (EDT), subject to any adjournments or postponements thereof, for the following purposes:

•

to receive and consider the annual report of management to shareholders and the annual audited consolidated financial statements of the Corporation for the year ended December 31, 2020 and the report of the auditor thereon;

•	to elect directors of the Corporation for the ensuing year;

•	to re-appoint KPMG LLP as auditor of the Corporation for the ensuing year and to authorize the directors to fix remuneration;

•	to vote, in a non-binding, advisory manner, on the Corporation’s approach to executive compensation;

•	approve the resolution authorizing amendments to the share incentive plan of the Corporation and the amended and restated share incentive plan of the Corporation;

•	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

Particulars of the foregoing matters are set forth in the accompanying management information circular. Only shareholders of record as at the close of business on March 30, 2021 are entitled to receive notice of, and vote at, the Meeting and any adjournment or postponement thereof.

The Corporation has been carefully monitoring the outbreak of the novel coronavirus (“COVID-19”) and is proactively implementing measures to prioritize the health and well-being of its employees, customers, suppliers, partners, shareholders, communities and other stakeholders. The Corporation is conscious of its responsibility to help slow the spread of the COVID-19 pandemic and reduce its impact on stakeholders and their health. The Corporation take this responsibility seriously. This year, out of an abundance of caution, to proactively deal with the public health impact of the COVID-19 pandemic and to mitigate risks to the health and safety of stakeholders, the Corporation will hold the Meeting in a virtual-only format, which will be conducted via live audio webcast. SHAREHOLDERS WILL NOT BE ABLE TO ATTEND THE MEETING IN PERSON. Shareholders will have an equal opportunity to participate at the Meeting online, regardless of their geographic location. Inside this document, you will find important and detailed instructions about how to participate at our virtual Meeting.

Registered shareholders and duly appointed proxyholders of such registered shareholders will be able to attend, participate and vote at the virtual Meeting. Non-registered shareholders (being shareholders whose Common Shares are registered in the name of an intermediary such as a bank, trust company, securities dealer or broker, trustee or administrator of a self- administered registered retirement savings plan, registered retirement income fund, registered education savings plan or similar plan) on your behalf (each, a “Non-Registered Shareholder”) who have not arranged for due appointment of themselves as proxyholder will not be able to attend, participate or vote at the Meeting. Without a username, proxyholders will not be able to attend, participate or vote at the Meeting. To register a proxyholder, shareholders MUST visit https://www.computershare.com/IAMGOLD and provide Computershare Trust Company of Canada with their proxyholder’s contact information, so that Computershare Trust Company of Canada may provide the proxyholder with a username via email.

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2021 Management Proxy Circular

Registered shareholders who are unable to be present at the virtual Meeting are requested to complete, date, sign and return, in the envelope provided for that purpose, the enclosed form of proxy. In order to be voted, proxies must be received by IAMGOLD Corporation, c/o its registrar and transfer agent, Computershare Trust Company of Canada, by no later than 5:00 p.m. (EDT) on April 30, 2021 or, in the case of any adjournment or postponement of the Meeting, by no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for the adjourned or postponed Meeting. Electronic voting is also available to registered shareholders for this Meeting through www.investorvote.com using the control and access numbers printed on the proxy. Voting instructions provided electronically are in all respects equivalent to, and will be treated in the exact same manner as, voting instructions provided via a paper form of proxy. Further details on the electronic voting process are provided in the enclosed form of proxy. The time limit for deposit of proxies may be waived by the Chair, at his discretion, and without notice. If you are a Non-Registered Shareholder such that your Common Shares are registered in the name of an intermediary (such as a bank, trust company, securities dealer or broker, trustee or administrator of a self-administered registered retirement savings plan, registered retirement income fund, registered education savings plan or similar plan) on your behalf, and you wish to vote on any matter before the Meeting, you should contact such intermediary and carefully follow the instructions of the intermediary or its service company regarding how to vote, including when and where a voting instruction form or proxy is to be delivered.

DATED at Toronto, Ontario as of this 7th day of April 2021.

BY ORDER OF THE BOARD

P. Gordon Stothart

President and Chief Executive Officer

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2021 Management Proxy Circular

GENERAL PROXY INFORMATION

Solicitation of Proxies

The information contained in this management information circular (“Circular”) is furnished in connection with management’s solicitation of proxies to be used at the annual and special meeting (the “Meeting”) of the shareholders of IAMGOLD Corporation (the “Corporation” or “IAMGOLD”), to be held in a virtual-only format, which will be conducted via live audio webcast online at https://web.lumiagm.com/230975554 on Tuesday, May 4, 2021 at 4:00 p.m. (EDT), for the purposes set out in the accompanying notice of the Meeting (the “Notice of Meeting”).

A summary of the information shareholders will need to attend the Meeting online is provided below. A guide to how to login to, and vote at, the Meeting was mailed to registered shareholders together with this Circular and can be found on the Corporation’s profile at www.SEDAR.com.

It is expected that management’s solicitation of proxies for the Meeting will be made primarily by mail; however, directors, officers and employees of the Corporation may also solicit proxies by telephone, telecopier or in person in respect of the Meeting. This solicitation of proxies for the Meeting is being made by or on behalf of the directors and management of the Corporation and the Corporation will bear the costs of this solicitation of proxies for the Meeting. In addition, the Corporation will reimburse brokers and nominees for their reasonable expenses in forwarding proxies and accompanying materials to beneficial owners of the Common Shares of the Corporation.

Information for Registered Shareholders

Enclosed with this Circular is a form of proxy. The persons named in the enclosed form of proxy are officers and/ or directors of the Corporation. A shareholder of the Corporation may appoint a person (who need not be a shareholder of the Corporation) other than the persons already named in the enclosed form of proxy to represent such shareholder of the Corporation at the Meeting by striking out the printed names of such persons and inserting the name of such other person in the blank space provided therein for that purpose.

In order to be valid, a proxy must be received by Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, no later than 5:00 p.m. (EDT) on April 30, 2021 or, in the event of an adjournment or postponement of the Meeting, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the adjourned or postponed Meeting.

As noted in the Notice of Meeting accompanying this Circular, registered shareholders may also elect to vote electronically in respect of any matter to be acted upon at the Meeting. Voting instructions provided electronically are in all respects equivalent to, and will be treated in the exact same manner as, voting instructions provided via a paper form of proxy. To vote electronically, registered shareholders are asked to go to the website shown on the form of proxy and follow the instructions on the screen. Please note that shareholders exercising the electronic voting option will need to refer to the control number indicated on their proxy form to identify themselves in the electronic voting system. Shareholders should also refer to the instructions on the proxy form for information regarding the deadline for voting Common Shares electronically. If a shareholder votes electronically, they are asked not to return the paper form of proxy by mail.

In order to be effective, a form of proxy must be executed by a shareholder exactly as their name appears on the register of shareholders of the Corporation. Additional execution instructions are set out in the notes to the form of proxy. The proxy must also be dated where indicated. If no date is indicated, the proxy will be deemed to be dated on the day on which it was mailed to shareholders.

The management representatives designated in the enclosed form of proxy will vote the Common Shares in respect of which they are appointed proxy in accordance with the instructions of the shareholder as indicated on the proxy and, if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. In the absence of such direction, such Common Shares will be voted by the management representatives named in such form of proxy in favour of each of the matters referred to in the Notice of Meeting and will be voted by such representatives on all other matters which may come before the Meeting in their discretion.

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2021 Management Proxy Circular

The enclosed form of proxy, when properly signed, confers discretionary voting authority on those persons designated therein with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Circular, management of the Corporation does not know of any such amendments, variations or other matters. However, if such amendments, variations or other matters which are not now known to management of the Corporation should properly come before the Meeting, the persons named in the enclosed form of proxy will be authorized to vote the Common Shares represented thereby in their discretion.

Information for Non-Registered Shareholders

Only registered shareholders of the Corporation, or the persons they appoint as their proxies, are entitled to attend and vote at the Meeting. However, in many cases, Common Shares beneficially owned by a person (a “Non-Registered Shareholder”) are registered either:

in the name of an intermediary (an “Intermediary”) with whom the Non-Registered Shareholder deals in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers, trustees or administrators of a self-administered registered retirement savings plan, registered retirement income fund, registered education savings plan and similar plans); or

in the name of a clearing agency (such as The Canadian Depository for Securities Limited, in Canada, and The Depositary Trust Company, in the United States) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Circular and its form of proxy (collectively the “Meeting Materials”) to the Intermediaries and clearing agencies for onward distribution to Non-Registered Shareholders. Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless the Non-Registered Shareholders have waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

•

be given a voting instruction form which must be completed and returned by the Non-Registered Shareholder in accordance with the directions printed on the form (in some cases, the completion of the voting instruction form by telephone, facsimile or over the Internet is permitted); or

•

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, by the proxy deadline.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Common Shares they beneficially own. Should a Non-Registered Shareholder who receives either a form of proxy or voting instruction form wish to attend the Meeting virtually and vote (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should, in the case of a form of proxy, strike out the names of the persons named in the form of proxy and insert the Non-Registered Shareholder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the directions indicated on the form. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediaries and their service companies, including instructions regarding when and where the voting instruction form or the proxy is to be delivered.

Special Procedures for the Virtual-only Meeting

Please read the below very carefully as it contains important information related to the Corporation’s virtual-only Meeting.

Registering a Proxyholder

Shareholders who wish to appoint a third-party proxyholder to virtually attend, participate or vote at the Meeting as their proxy and vote their Common Shares MUST submit their proxy or VIF, as applicable, appointing such third-party proxyholder AND register the third-party proxyholder, as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your proxy or VIF. Failure to register the proxyholder will result in the proxyholder not receiving a username to virtually attend, participate or vote at the Meeting (a “username”).

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2021 Management Proxy Circular

Step 1: Submit your proxy or VIF: To appoint a third-party proxyholder, insert such person’s name in the blank space provided in the form of proxy or VIF (if permitted) and follow the instructions for submitting such form of proxy or VIF. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or VIF. If you are a Non-Registered Shareholder located in the United States, you must also provide Computershare Trust Company of Canada with a duly completed legal proxy if you wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder. See below under this section for additional details.

Step 2: Register your proxyholder: To register a proxyholder, shareholders, MUST visit www.computershare.com/IAMGOLD by 5:00 p.m. (EDT) on April 30, 2021 (or, if the Meeting is adjourned or postponed, by the time that is 48 hours prior to the Meeting, excluding Saturdays, Sundays and holidays) and provide Computershare Investor Services Inc. with the required proxyholder contact information, so that Computershare Trust Company of Canada may provide the proxyholder with a username via email. Without a username, proxyholders will not be able to virtually attend, participate or vote at the Meeting.

If you are a Non-Registered Shareholder and wish to virtually attend, participate or vote at the Meeting, you have to insert your own name in the space provided on the VIF sent to you by your Intermediary, follow all of the applicable instructions provided by your Intermediary AND register yourself as your proxyholder, as described above. By doing so, you are instructing your Intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your Intermediary. Please also see further instructions below under the heading “Attending and Participating at the Meeting”.

If you are a Non-Registered Shareholder located in the United States and wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described above and below under “Attending and Participating at the Meeting”, you must obtain a valid legal proxy from your Intermediary. Follow the instructions from your Intermediary included with the legal proxy form and the VIF sent to you, or contact your Intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your Intermediary, you must then submit such legal proxy to Computershare Trust Company of Canada at uslegalproxy@computershare.com, by the proxy deadline.

Attending and Participating at the Meeting

The Corporation is holding the Meeting in a virtual-only format, which will be conducted via live audio webcast. Shareholders will not be able to attend the Meeting in person. In order to attend, participate or vote at the Meeting (including for voting and asking questions at the Meeting), the procedures set out below must be followed.

Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting online at https://web.lumiagm.com/230975554. Such persons may then enter the Meeting by clicking “I have a login” and entering a username and password before the start of the Meeting:

Registered Shareholders: The control number located on the form of proxy or in the email notification you received is your username. The password to the Meeting is “iamgold2021” (case sensitive). If as a registered shareholder you are using your control number to login to the Meeting and you accept the terms and conditions, you will be provided the opportunity to vote by online ballot at the appropriate time on the matters put forth at the Meeting. If you have already voted by proxy and you vote again during the online ballot during the Meeting, your online vote during the Meeting will revoke your previously submitted proxy. If you have already voted by proxy and do not wish to revoke your previously submitted proxy, do not vote again during the online ballot.

Duly appointed proxyholders: Computershare Trust Company of Canada will provide the proxyholder with a username by e-mail after the voting deadline has passed. The password to the Meeting is “iamgold2021” (case sensitive).

Only registered shareholders and duly appointed proxyholders will be entitled to attend, participate and vote at the Meeting. Non-Registered Shareholders who have not made arrangements for the due appointment of themselves as proxyholder will not be able to attend, participate or vote at the Meeting.

If a corporation is a registered shareholder, a duly authorized officer of the corporation may attend on its behalf, but such officer must have the username provided to the corporation in order to login to the Meeting.

Shareholders who wish to appoint a third-party proxyholder to represent them at the Meeting (including Non-Registered Shareholders who wish to appoint themselves as proxyholder to attend, participate or vote at the Meeting) MUST submit their duly completed proxy or VIF AND register the proxyholder.

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2021 Management Proxy Circular

If you attend the virtual Meeting, it is important that you are connected to the Internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting. You should allow ample time to check into the Meeting online and complete the related procedures.

Revocation of Proxies

Registered shareholders who revoke their proxy and do not replace it with another that is deposited with us before the proxy cut-off time, can still vote their Common Shares, but to do so they must attend the Meeting online. Information about attending the Meeting online is located under the heading “Special Procedures for the Virtual-only Meeting”.

A registered shareholder of the Corporation who has submitted a proxy may revoke it by: (a) depositing an instrument in writing signed by the registered shareholder or by an attorney authorized in writing or, if the registered shareholder is a corporation, by a duly authorized officer or attorney, at the registered office of the Corporation, 401 Bay Street, Suite 3200, PO Box 153, Toronto, Ontario, M5H 2Y4, at any time up to and including the last business day preceding the day of the Meeting; (b) transmitting, by telephonic or electronic means, a revocation that complies with (a) above and that is signed by electronic signature provided that the means of electronic signature permit a reliable determination that the document was created or communicated by or on behalf of the registered shareholder or the attorney or a duly authorized attorney of a corporation or other entity, as the case may be; or (c) any other manner permitted by law.

If as a registered shareholder you are using your control number to login to the Meeting and you accept the terms and conditions, you will be provided the opportunity to vote by online ballot at the appropriate time on the matters put forth at the Meeting. If you have already voted by proxy and you vote again during the online ballot during the Meeting, your online vote during the Meeting will revoke your previously submitted proxy. If you have already voted by proxy and do not wish to revoke your previously submitted proxy, do not vote again during the online ballot.

A Non-Registered Shareholder who has submitted voting instructions to an Intermediary should contact their Intermediary for information with respect to revoking their voting instructions.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

DESCRIPTION OF SHARE CAPITAL AND QUORUM

The Corporation is authorized to issue an unlimited number of Common Shares. Each Common Share entitles the holder of record to notice of and one vote at all meetings of the shareholders of the Corporation. As at the close of business on March 30, 2021, there were 476,465,916 Common Shares outstanding. The presence of two or more persons entitled to vote at the Meeting, either as shareholders or proxy holders, and holding or representing not less than 25% of the Common Shares entitled to be voted thereat will constitute a quorum for the Meeting.

RECORD DATE

The directors of the Corporation have fixed the close of business on March 30, 2021 as the record date for the determination of those holders of Common Shares entitled to receive notice of the Meeting. In addition to such notice, holders of Common Shares at the close of business on March 30, 2021 will be entitled to vote at the Meeting and at all adjournments or postponements thereof.

OWNERSHIP OF SECURITIES OF THE CORPORATION

As of March 30, 2021, to the knowledge of the directors and officers of the Corporation, and according to securities regulatory filings of which the Corporation has notice, other than Van Eck Associates Corporation, which owns, controls or directs, directly or indirectly 51,212,381 Common Shares or 10.77% of the Common Shares outstanding, no person or company, beneficially owned, and/or exercised control or direction over, more than 10% of the votes attached to all of the Common Shares outstanding.

CURRENCY

Unless stated otherwise, all references to dollar amounts in this Circular are to Canadian dollars.

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2021 Management Proxy Circular

BUSINESS OF THE MEETING

See Appendix “D” to this Circular for the previous year’s voting results on the following matters comprising the business of the Meeting. A simple majority of votes cast for, or in favour of, a matter will constitute approval of that matter.

ELECTION OF DIRECTORS

The shareholders of the Corporation will be asked to elect seven directors for the Corporation. Each director elected will hold office until the close of the next annual meeting of the shareholders of the Corporation, unless his or her office is earlier vacated or until his or her successor is appointed or elected.

The board of directors of the Corporation (the “Board”) recommends that shareholders vote FOR the election of each of the nominees set out in the following pages. Management of the Corporation does not contemplate that any of the nominees will be unable to serve as a director of the Corporation for the ensuing year; however, if that should occur for any reason at or prior to the Meeting or any adjournment or postponement thereof, the persons named in the enclosed form of proxy have the right to vote the proxy for the election of the remaining nominees and may vote in their discretion for the election of any persons in place of any nominees unable to serve. In the absence of any instruction to withhold a vote in respect of a nominee, the Common Shares represented by proxies received by management will be voted FOR each of the nominees set out in the following pages.

With respect to the election of directors, in non-contested elections, the Corporation has adopted a majority voting policy that is described in the Corporation’s Statement of Corporate Governance Practices found later in this Circular. Essentially, and subject to the provisions of the policy, in order to be elected as a director, a nominee must receive more votes for his or her election than are withheld.

Further information about the nominees for election as directors of the Corporation may be found in the most recent Annual Information Form (“AIF”) of the Corporation, under the heading “Item VII – Directors and Officers”, at pages 172 to 174 which has been filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”), at www.sedar.com, and incorporated in the most recent Form 40-F of the Corporation filed in the United States on the system for Electronic Data-Gathering, Analysis and Retrieval (“EDGAR”), at www.sec.gov/edgar.shtml. Such information is hereby incorporated by reference in this Circular. A copy of the AIF is available, free of charge, to any shareholder upon request to the Secretary of the Corporation.

Information as to the number of Common Shares owned and/or over which control or direction is exercised, whether directly or indirectly, by the nominees for election as directors of the Corporation is, in each case, based upon information furnished by the respective nominee on the System for Electronic Disclosure by Insiders (“SEDI”), at www.sedi.ca, and information otherwise available to the Corporation as at March 30, 2021.

In the absence of any instruction to withhold a vote, the Common Shares represented by proxies received by management will be voted FOR the election of the directors. The elected directors will hold office until the close of the next annual meeting of shareholders of the Corporation, unless his or her office is earlier vacated or until his or her successor is appointed or elected.

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2021 Management Proxy Circular

SUMMARY OF BOARD COMPOSITION

The Board, collectively, possesses skills and experience in the following areas, the majority having significant mining experience. The Board will be comprised of 29% women directors (women directors being 33% of the independent directors) and the average tenure of its members will be approximately 5.5 years (down from approximately 11 years).

Mine Operations/Mine Engineering/ Mineral Exploration Executive Leadership/ Strategic Planning Corporate Finance/ Accounting & Audit/Risk Oversight Mergers & Acquisition Marketing/Communications/ Investor Relations Information Technology/ Cyber Security Corporate Governance Legal/Compliance/ Regulatory Human Resources Management/ Compensation Project Development Environment/Health/Safety/ Corporate Social Responsibility Government/International Relations

Significant Mining Board Experience 6/7 Diversity 2/7 Board Tenure >10 years 14% <1year 28% 6-10 years 29% 1-5 years 29% average tenure 5.57 years

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2021 Management Proxy Circular

OUR DIRECTORS

Donald K. Charter

Mr. Charter became the Chair of the Board of Directors of IAMGOLD Corporation on May 11, 2015. Mr. Charter has extensive senior executive leadership and board level experience in a number of sectors, including financial services, mining and real estate. Mr. Charter is currently involved in consulting (having had consulting roles in the private, private equity and hedge fund sectors) and corporate directorships (having been involved in several corporate boards and sat on and chaired a number of audit, compensation, governance, special, independent and strategic committees). Mr. Charter currently serves on a number of public company boards, which, in addition to IAMGOLD, includes International Petroleum Corporation, Lundin Mining Corporation and Dream Office REIT. Mr. Charter is also the Chairman of HGC Holding, a private company, which, through HGC Investments, is an employee- owned investment management firm specializing in low volatility, liquid, event- driven mandates, currently managing The HGC Fund. Mr. Charter’s senior executive positions have included CEO of a major national financial services company and CEO of a producing metallurgical coal company. Mr. Charter is a graduate of McGill University, with degrees in Economics and Law. Mr. Charter has completed the Institute of Corporate Directors, Directors Education Program.

2020 Board and committee membership		Attendance

Board of Directors (Chair)		11 of 11

Côté Project Review Committee		7 of 7

Nominating and Corporate Governance Committee (Chair)		14 of 14

Public board membership		Board committee membership

Dream Office Real Estate Investment Trust (TSX)		• Lead Director • Compensation Committee (Chair) • Audit Committee • Governance Committee

Lundin Mining Corporation (TSX)		• Compensation Committee (Chair) • Audit Committee

International Petroleum Corporation (TSX)		• Compensation Committee (Chair) • Audit Committee

Securities held

	As of December 31, 2020	Value (CAD$)

Common Shares	220,274	$1,028,680

Vested DSUs	75,877	$354,346

Share ownership requirements

Share Ownership Guidelines	Owned versus Guidelines	Owned versus 2020 Retainer

$600,000	2.3x (met)	3.8x

   Toronto, Ontario, Canada

   Corporate Director

   Age: 64

   Status: Independent

   Re-joined Board (subsequent to
   the merger with Repadre Capital
   Corporation): 2003

   2020 Votes in favour: 90.85%

   Skills and Experience

•	Executive Leadership (significant Chief Executive Officer experience) and Strategic Planning
•	Mining Experience
•	Corporate Finance
•	Mergers and Acquisitions
•	Legal, Compliance and Regulatory
•	Corporate Governance
•	Human Resources Management and Compensation

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2021 Management Proxy Circular

Ronald P. Gagel

Mr. Gagel is a Fellow of the Chartered Professional Accountants of Ontario and has more than 40 years of professional experience, the last 32 of which have been in the mining sector. Mr. Gagel has been a director of IAMGOLD since August 2018 and has been a director of other public companies including Dalradian Resources Inc. (now part of Orion Mine Finance), Adriana Resources Inc. (now part of Sprott Resource Holding Inc.), HudBay Minerals Inc., Central Sun Mining Inc. (now part of B2Gold Corp.), Stonegate Agricom Ltd. (now part of Itafos) and FNX Mining Company Inc. (now part of KGHM International Ltd.) Mr. Gagel was most recently Executive Vice President, Corporate Affairs and Corporate Secretary of TMAC Resources Inc. until the acquisition of TMAC by Agnico Eagle Mines Limited in February 2021 and, from 2013 to April 2018 had been Executive Vice President and Chief Financial Officer and co-founder of TMAC. Previously, Mr. Gagel had joined FNX in 2005 as Vice President and Chief Financial Officer and became Senior Vice President and Chief Financial Officer in 2006, a position he held until the merger of FNX with Quadra Mining Ltd. in May 2010. Previously, he had joined Aur Resources Inc. (now part of Teck Resources Limited) in 1988, holding roles of increasing responsibility including Vice President and Chief Financial Officer from 1999 to December 2004. Mr. Gagel retired as a director of the Prospectors and Developers Association of Canada in 2015 after serving on its Board for 18 years. He is the 2013 recipient of the PDAC’s Distinguished Service Award for his contribution to the mineral industry in the field of finance and for his contributions to the PDAC. Mr. Gagel was Chairman of a CPA Canada-PDAC IFRS committee that produces Viewpoints on IFRS accounting issues for the mining industry from its inception in 2011 to the end of 2018. Mr. Gagel received his CA designation in 1981 with Coopers & Lybrand (now PricewaterhouseCoopers), became an FCPA, FCA in 2019 and holds a Bachelor of Commerce, (Hons.) Business Administration from the University of Windsor and a Bachelor of Science, (Hons.) Zoology from the University of Western Ontario.

2020 Board and committee membership		Attendance

Board of Directors		11 of 11

Audit and Finance Committee (Chair)		4 of 4

Human Resources and Compensation Committee (Chair)		8 of 8

Nominating and Corporate Governance Committee		14 of 14

Public board membership		Board committee membership

Nil		–

Securities held

	As of December 31, 2020	Value (CAD$)

Common Shares	20,000	$93,400

Vested DSUs	34,481	$161,026

Share ownership requirements

Share Ownership Guidelines(1)	Owned versus Guidelines	Owned versus 2020 Retainer

$300,000	0.8x	1.5x

(1) Mr. Gagel has 5 years after his appointment as a director on August 8, 2018 to meet share ownership guidelines

   Oakville, Ontario, Canada

   Corporate Director

   Age: 65

   Status: Independent

   Joined Board: 2018

   2020 Votes in favour: 98.23%

   Skills and Experience

•	Executive Leadership and Strategic Planning
•	Corporate Finance
•	Accounting and Audit
•	Mergers and Acquisitions
•	Corporate Governance
•	Human Resources Management and Compensation
•	Risk Oversight

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2021 Management Proxy Circular

Richard J. Hall

Mr. Hall was appointed as a director of IAMGOLD in 2012. Mr. Hall brings over 45 years of exploration, development, mining and corporate experience to IAMGOLD. In addition to IAMGOLD, Mr. Hall currently serves a director of Orla Mining Ltd. Mr. Hall formerly served as Chairman of Klondex Mines Ltd. prior to it being acquired by Hecla Mining as well as President and Chief Executive Officer of Northgate Minerals until it was acquired by AuRico Gold (now called Alamos Gold). Mr. Hall has also served as President and Chief Executive Officer of Metallica Resources. While at Metallica Resources, he was involved in the merger with Peak Gold Ltd. and New Gold Inc. to form what is now New Gold Inc. Over the past 12 years, Mr. Hall has consulted to the mineral industry and has served on a number of resource sector boards of directors, including serving as Chairman of Premier Gold, Chairman of Grayd Resources and director of Kaminak Gold. Mr. Hall has also served on numerous audit, compensation and governance committees during his career and has chaired several special independent committees of boards of directors during various corporate situations. Mr. Hall is involved in several non-profit organizations, including serving as Past President and Life Member of the American Exploration and Mining Association, formerly the Northwest Mining Association, director of the Denver Gold Group, member of both the Investment Committee and Audit Committee of the Society of Economic Geologists. Mr. Hall holds a Bachelor’s and a Master’s Degree in Geology and an MBA from Eastern Washington University. Mr. Hall has also completed an Executive Development Program at the University of Minnesota. Mr. Hall has completed the Institute of Chartered Secretaries and Administrators (ICSA) Directors Education Program.

2020 Board and committee membership		Attendance

Board of Directors		11 of 11

Côté Project Review Committee		7 of 7

Human Resources and Compensation Committee		8 of 8

Safety, Environment and Reserves Committee (Chair)		4 of 4

Public board membership		Board committee membership

Orla Mining Ltd. (TSX-V)		• Compensation Committee (Chair)

Securities held

	As of December 31, 2020	Value (CAD$)

Common Shares	93,294	$435,683

Vested DSUs	54,746	$255,664

Share ownership requirements

Share Ownership Guidelines	Owned versus Guidelines	Owned versus 2020 Retainer

$300,000	2.3x (met)	3.5x

   Silverthorne, Colorado, USA

   Corporate Director

   Age: 71

   Status: Independent

   Joined Board: 2012

   2020 Votes in favour: 98.37%

   Skills and Experience

•	Executive Leadership and Strategic Planning
•	Mergers and Acquisitions
•	Mine Operations
•	Mineral Exploration
•	Project Development
•	Communications and Investor Relations
•	Environment/Health/Safety, Corporate Social Responsibility

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2021 Management Proxy Circular

Timothy R. Snider

Mr. Snider is the Chair of Cupric Canyon Capital, LLC, a private equity company that invests in copper mining assets worldwide. Mr. Snider was formerly President and Chief Operating Officer of Freeport McMoRan Copper and Gold, and its predecessor Phelps Dodge Corporation, where he spent 38 years of his career. In addition to IAMGOLD, Mr. Snider is a director of Teck Resources and the Nature Conservancy (Arizona chapter). Mr. Snider is also a former director of Cia. De Minas Buenaventura and of Compass Minerals based in Overland Park, Kansas where he served as Chair of the Compensation Committee. Mr. Snider is also involved in several non-profit organizations, including the University of Arizona’s Institute for Mineral Resources (founding Chair), the Northern Arizona University Foundation Board, and the Mining Foundation of the Southwest. Mr. Snider was inducted into the American Mining Hall of Fame and received the Jackling Award and Richards Award for innovation from the Society of Mining and Metallurgical Engineers.

2020 Board and committee membership		Attendance

Board of Directors		11 of 11

Côté Project Review Committee (Chair)		7 of 7

Nominating and Corporate Governance Committee		14 of 14

Safety, Environment and Reserves Committee		4 of 4

Public board membership		Board committee membership

Teck Resources Limited (TSX, NYSE)		• Safety & Sustainability Committee (Chair) • Technical Committee • Audit Committee • Executive Committee

Securities held

	As of December 31, 2020	Value (CAD$)

Common Shares	168,849	$788,525

Vested DSUs	54,746	$255,664

Share ownership requirements

Share Ownership Guidelines	Owned versus Guidelines	Owned versus 2020 Retainer

$300,000	3.5x (met)	5.1x

   Tucson, Arizona, USA

   Chair of Cupric Canyon Capital,

   LLC

   Age: 71

   Status: Independent

   Joined Board: 2011

   2020 Votes in favour: 98.20%

   Skills and Experience

•	Executive Leadership and Strategic Planning
•	Mineral Exploration
•	Mine Operations
•	Project Development
•	Environment, Health, Safety, Corporate Social Responsibility
•	Human Resources Management and Compensation

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2021 Management Proxy Circular

Deborah J. Starkman

Ms. Starkman currently serves as the Chief Financial Officer of Dream Unlimited Corp. Ms. Starkman was previously the Chief Financial Officer and Corporate Secretary of GMP Capital Inc. (GMP), a Canadian independent financial services firm where she oversaw finance, operations, investor relations, human resources and IT functions at the firm, including all aspects of regulatory and external financial reporting, performance measurement, risk management, liquidity and capital management and tax reporting. Prior to her appointment in 2012 as CFO, Ms. Starkman was Managing Director, Finance, Head of Regulatory Reporting and Risk Management at GMP. Prior to joining GMP, she was Managing Director, Product Finance at the brokerage arm of a major Canadian bank. Over the course of her career Ms. Starkman has served on several charitable as well as industry related boards and committees including the Centennial Infant and Child Care Centre, the Investment Industry Association of Canada, Toronto Financial International and the Financial and Operational Executive Committee of the Investment Industry Regulatory Organization of Canada. Ms. Starkman has a BA in Political Science from the University of Western Ontario, and a BComm from the University of Windsor. Ms. Starkman is a Chartered Professional Accountant, holds a Chartered Financial Analyst designation and has received the ICD.D certification from the Institute of Corporate Directors.

2020 Board and committee membership		Attendance

Board of Directors		1 of 1

Public board membership		Board committee membership

Nil		–

Securities held

	As of December 31, 2020	Value (CAD$)

Common Shares	0	0

Vested DSUs	0	0

Share ownership requirements

Share Ownership Guidelines(1)	Owned versus Guidelines	Owned versus 2020 Retainer

$300,000	0x	n/a

(1) Ms. Starkman has 5 years after her appointment as a director on December 14, 2020 to meet share ownership guidelines

   Toronto, Ontario, Canada

   CFO of Dream Unlimited Corp.

   Age: 50

   Status: Independent

   Joined Board: 2020

   2020 Votes in favour: N/A

   Skills and Experience

•	Executive Leadership and Strategic Planning
•	Corporate Finance
•	Mergers and Acquisitions
•	Accounting and Audit
•	Risk Oversight
•	Legal, Compliance and Regulatory
•	Human Resources Management and Compensation
•	Corporate Governance

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2021 Management Proxy Circular

P. Gordon Stothart

Mr. Stothart originally joined IAMGOLD at the end of 2007 as COO, moving    to the position of President & CEO as of March 1st, 2020, bringing over 30 years of mining industry experience to the role. Prior to IAMGOLD, Mr. Stothart worked in the Noranda-Falconbridge-Xstrata organization for 21 years in a number of operational, project, business development and management roles, including spending nearly 10 years in South America on large copper operations. Mr. Stothart graduated from the University of British Columbia in 1987 with a Double Major in Mining and Mineral Process Engineering and later completed a Falconbridge-sponsored Executive Development Program at the Pontificia Universidad Católica de Chile. Mr. Stothart is also involved in several industry associations and is currently the Chair of the Mining Association of Canada (MAC) and also sits as a director of the World Gold Council. Mr. Stothart is also the current Chair of the non-profit Saint Elizabeth Foundation with a current focus on end-of-life care and in-community healthcare training and service partnerships with several First Nations and Inuit communities in Canada.

2020 Board and committee membership		Attendance

Board of Directors		11 of 11

Public board membership		Board committee membership

Nil		–

Securities held

	As of December 31, 2020	Value (CAD$)

Common Shares and eligible share units	718,956	$3,357,525

Share ownership requirements

Please see “Executive Share Ownership” on page 29 for more details on Mr. Stothart’s share ownership which currently exceeds his target.

   Oakville, Ontario, Canada

   President & CEO since 2020

   Age: 59

   Status: Non-Independent

   (Management)

   Joined Board: 2020

   2020 Votes in favour: 98.33%

   Skills and Experience

•	Executive Leadership and Strategic Planning
•	Mineral Exploration
•	Mine Operations
•	Mine Engineering
•	Project Development
•	Environment/ Health/ Safety, Corporate Social Responsibility
•	Communications and Investor Relations
•	Information Technology

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2021 Management Proxy Circular

Anne Marie Toutant

Ms. Toutant is a mining executive with more than 30 years of experience in the Canadian extractive industries with extensive operations and technical experience. Ms. Toutant recently retired from Suncor Energy, where she has held executive roles since 2004 and her work focused on leading priorities such as: accelerating Suncor’s autonomous haulage system and the digital transformation of mining and the safe commissioning, world-class start-up and operations of the $17 billion Fort Hills project.

Prior to Suncor, Ms. Toutant held operations and engineering roles of increasing responsibility in metallurgical and thermal coal mines in western Canada for Cardinal River Coals Ltd. and Luscar Ltd., becoming one of Canada’s early female mine managers in 1998.

Ms. Toutant is passionate about workplace safety, social responsibility and mentoring future leaders. Ms. Toutant served as a Board Member of the Suncor Energy Foundation for seven years. Ms. Toutant is a professional engineer and a graduate of the University of Alberta Mining School (1987) where she has been a member of the Mining School Advisory Committee (MIAC) and a visiting industry lecturer in Mining Engineering and the School of Business.

Ms. Toutant is the Past Chair of the Mining Association of Canada (MAC) and a Director from 2007-2019. A Fellow of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), she was awarded the CIM Past Presidents’ Memorial Medal is currently volunteering as the Incoming President for the Institute.

2020 Board and committee membership		Attendance

Board of Directors		1 of 1

Public board membership		Board committee membership

Nil		–

Securities held

	As of December 31, 2020	Value (CAD$)

Common Shares	15,000	$70,050

Vested DSUs	0	0

Share ownership requirements

Share Ownership Guidelines(1)	Owned versus Guidelines	Owned versus 2020 Retainer

$300,000	0.2x	n/a

(1) Ms. Toutant has 5 years after her appointment as a director on December 14, 2020 to meet share ownership guidelines

   Calgary, Alberta, Canada

   Corporate Director

   Age: 56

   Status: Independent

   Joined Board: 2020

   2020 Votes in favour: N/A

   Skills and Experience

•	Executive Leadership and Strategic Planning
•	Mine Engineering
•	Mine Operations
•	Project Development
•	Environment, Health, Safety, Corporate Social Responsibility
•	Human Resources Management and Compensation

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2021 Management Proxy Circular

RE-APPOINTMENT OF AUDITOR

KPMG LLP is the Corporation’s corporate auditor. The Board recommends that shareholders vote FOR the re-appointment of KPMG LLP as auditor of the Corporation until the close of the next annual meeting of shareholders or until their successor is appointed and to authorize the directors to fix their remuneration. KPMG LLP has been the auditor of the Corporation since June 18, 1998.

In the absence of any instruction to withhold a vote, the Common Shares represented by proxies received by management will be voted FOR the re-appointment of KPMG LLP as auditor of the Corporation until the close of the next annual meeting of shareholders or until their successor is appointed and to authorize the directors to fix their remuneration.

The aggregate fees incurred by KPMG LLP in each of the last two financial years of the Corporation are as follows:

Amount in USD	2020	2019

Audit Fees(1)	1,808,000	1,648,000

Audit-Related Fees(2)	120,000	148,000

Tax Fees(3)	12,000	3,000

Other Fees(4)	83,000	75,000

Total - USD	2,023,000	1,874,000

(1)  Audit Fee: The aggregate fees incurred by the Corporation’s external auditor in each of the last two financial years for audit services were $1,808,000 in 2020 and $1,648,000 in 2019. The 2020 Audit Fees include the Offering Memorandum and the renewal of the Base Shelf Prospectus costs, as well as, out of pocket costs such as reimbursement costs, technology and support charges or administrative charges incurred in connection with providing the professional services.

(2)  Audit-related Fees: The aggregate fees incurred in each of the last two financial years for assurance and related services by the Corporation’s external auditor that are not included in the above paragraph were $120,000 in 2020 and $148,000 in 2019. The audit-related fees related to services provided in connection with statutory filings and transactions completed by the Corporation, if applicable.

(3)  Tax Fees: The aggregate fees incurred in each of the last two financial years for professional tax services rendered by the Corporation’s external auditor were $12,000 in 2020 and $3,000 in 2019. The professional tax services related to tax compliance tax services.

(4)  Other Fees: The aggregate fees incurred in each of the last two financial years for other services rendered by the Corporation’s external auditor were $83,000 in 2020 and $75,000 in 2019. During 2020, the other fees represent the Conflict Fee Gold Assurance report and the Responsible Gold Mining Principles Assurance report.

ADVISORY VOTE ON THE CORPORATION’S APPROACH TO EXECUTIVE COMPENSATION

The Board has adopted a shareholder advisory vote on the Corporation’s approach to executive compensation, as disclosed under the heading “Statement of Executive Compensation”. As a formal opportunity to provide their views on the disclosed objectives and structure of the Corporation’s pay-for-performance compensation model, shareholders are asked to review and vote, in a non-binding, advisory manner, on the following resolution:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board that the shareholders accept the approach to executive compensation disclosed in the Circular.

The Human Resources and Compensation Committee (the “HRCC”) and the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions, all of which are to be consistent with its pay-for-performance compensation model (see the Statement of Executive Compensation for details regarding the compensation philosophy and guidelines of the Board and the performance metrics and process used to assess performance as well as whether any compensation consultant was retained). The pay-for-performance compensation model is designed to attract, retain and motivate talented management and pay for actual performance which drives the long-term creation and preservation of shareholder value.

The Board recommends that shareholders vote FOR the resolution to accept the Corporation’s approach to executive compensation.

In the absence of any instruction to the contrary, the Common Shares represented by proxies received by management will be voted FOR the approval of the resolution to accept the Corporation’s approach to executive compensation.

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2021 Management Proxy Circular

AMENDMENTS TO THE SHARE INCENTIVE PLAN OF THE CORPORATION

The share incentive plan of the Corporation (the “Share Incentive Plan”) consists of a share purchase plan (the “Share Purchase Plan”), a share bonus plan (the “Share Bonus Plan”), a share unit plan (the “Share Unit Plan”) and a share option plan (the “Share Option Plan”). The Share Incentive Plan is administered by a committee of the Board (currently, the HRCC) or, failing a committee being designated by the Board to administer the Share Incentive Plan, the Board itself. The Share Incentive Plan was established for the purpose of advancing the long-term interests of the Corporation through the attraction, retention and motivation of key employees and the alignment of the interests of key employees with the interests of the Corporation’s stakeholders through share ownership in the Corporation. At the Meeting, shareholder approval is sought to amend the Share Incentive Plan, as described below (the “Plan Amendments”).

The Board recommends that shareholders vote FOR the ordinary resolution, the text of which is set out at Appendix “A” to this Circular, authorizing the Plan Amendments (the “Plan Resolution”). In the absence of any instructions to the contrary, the Common Shares represented by proxies received by management will be voted FOR the Plan Resolution.

Plan Amendments

The Share Incentive Plan consists of two pools from which to grant long-term incentive (“EIP”) awards that settle in Common Shares: (1) a pool for performance-based option grants (the “Options Pool”); and (2) a pool for performance-based share unit grants for employees and director share unit grants for directors (the “Shares Pool”). The Board continues to believe that the ability to grant awards under the Share Incentive Plan to key employees is a critical component of the total compensation package and the strategy to attract, retain and motivate key employees and align their interests with the interests of the Corporation’s stakeholders through share ownership.

Under the Share Incentive Plan, 9,666,571 Common Shares are available for issuance pursuant to awards granted out of the Options Pool, of which 4,494,310 Common Shares remain available for further grants of performance-based option awards. Consistent with current best practice, the Corporation has trended away from granting performance-based options in favour of granting performance-based share units.

There are currently 6,871,206 Common Shares available for issuance pursuant to awards granted out of the Shares Pool, of which 1,053,439 Common Shares remain available for further grants of performance-based share unit awards for employees and director share unit awards for directors. This is insufficient to meet this year’s grant and future grants of performance-based share units and director share units.

The table below provides information as of March 22, 2021 regarding compensation plans under which equity securities of the Corporation are authorized for issuance. The same table reflecting information as of December 31, 2020 can be found on page 67.

Equity Compensation Plans Approved by Security holders(1)	Number of securities to be issued upon exercise of outstanding Options, warrants and rights	Weighted-average exercise price of outstanding Options, warrants and rights (CA$)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities in first column)	Weighted Average Remaining Term

Share Option Plan	5,172,261	$4.81	4,494,310	3.98

Share Unit Plan (formerly the Deferred Share Plan)	5,817,767	$0	967,132	n/a

Share Purchase Plan	–	$0	86,307	n/a

(1)	All of the Corporation’s equity compensation plans have been approved by the Corporation

The Board is seeking shareholder approval to increase the maximum number of Common Shares issuable from the Corporation’s treasury, pursuant to the Share Incentive Plan, by 6,400,000 (equivalent to 1.34% of the Common Shares outstanding), which would increase the maximum from 39,412,386 to 45,812,386 Common Shares. However, it is important to note that, of this amount, 22,937,777 Common Shares (or 4.81% of Common Shares outstanding) would remain issuable pursuant to future awards and currently outstanding awards under the Share Incentive Plan.

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2021 Management Proxy Circular

Shareholders are being asked to approve the Plan Amendments, which would:

•

transfer 1,600,000 Common Shares from the Options Pool to the Shares Pool, in effect, reducing the number of Common Shares available for award in the Options Pool from 9,666,571 to 8,066,571, resulting in 2,894,310 Common Shares remaining available for grants of performance-based option awards;

•

increase the number of Common Shares available in the Shares Pool for awards of performance-based share units and director share units by 8,000,000 Common Shares, including the 1,600,000 Common Shares transferred from the Options Pool, equivalent to a net increase of 6,400,000 Common Shares being available for grants under the Share Incentive Plan; and

•

increase the number of Common Shares that may be reserved for issue to any non-executive director in any calendar year from a maximum aggregate value of $100,000 to $150,000 at the time the awards are granted. As described later in the Circular, as part of their compensation for service and contribution to the Corporation, annually, directors receive $70,000 in awards (except for the President and CEO of the Corporation, who receives no additional compensation for his service on the Board, and the Chair of the Board, who receives $100,000 in awards for his additional responsibilities). There is currently no intention to increase the amounts, but, to remain competitive and appropriate with director responsibilities, should the need arise to increase the amounts before any further shareholder approval need be sought to further amend the Share Incentive Plan (which is unexpected for the next few years), the increase to $150,000 will provide the Corporation with flexibility over the next few years.

The table below, which provides information as of March 22, 2021, summarizes the number of Common Shares awarded and available for further award under the Share Incentive Plan, prior to and after the proposed increase to the number of Common Shares available for award in the Share Incentive Plan:

	Outstanding Common Shares Awarded	Remaining Common Shares Reserved for Issuance	Proposed increase / (decrease) in pool	Total Potential Dilution (outstanding & available) following shareholder approval		Remaining Common Shares available for future issuance following shareholder approval

				#	% of CS outs.	#	% of CS outs.

Share Purchase Plan; Share Bonus Plan; Share Unit Plan	5,817,767	1,053,439	8,000,000	14,871,206	3.12%	9,053,439	1.90%

Share Option Plan	5,172,261	4,494,310	-1,600,000	80,066,571	1.69%	2,894,310	0.61%

TOTAL	10,990,028	5,547,749	6,400,000	22,937,777	4.81%	11,947,749	2.51%

Consistent with the foregoing, and in accordance with the requirements of the Share Incentive Plan and the TSX, shareholders are asked to consider and, if deemed appropriate, to pass, with or without variation, the Plan Resolution, the text of which is set out at Appendix “A” to this Circular, authorizing the Plan Amendments. In order to become effective, the Plan Resolution must be approved by a simple majority of the votes cast by holders of Common Shares present in person or represented by proxy at the Meeting or any adjournment thereof.

The Plan Amendments were approved by the Board on March 17, 2021, subject to shareholder approval. For the reference of shareholders, an amended and restated copy of the Share Incentive Plan, which incorporates the Plan Amendments is available to any security holder of the Corporation at or prior to the Meeting upon request to the Secretary of the Corporation and is also attached for reference at Appendix “B” to this Circular.

Reasons in Favour of the Plan Amendments

The Board believes that the Plan Amendments are reasonable and appropriate for a number of reasons, including the following:

•	total dilution resulting from the net increase in Common Shares available for award under the Share Incentive Plan (6,400,000) would be modest, equal to 1.34% of outstanding Common Shares;

•

total potential dilution, including Common Shares issuable pursuant to future awards and currently outstanding awards under the Share Incentive Plan (22,937,777), would be equal to 4.81% of outstanding Common Shares;

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2021 Management Proxy Circular

•

historically, the Corporation has experienced consistently low burn rates and, going forward, the annual burn rate is expected to be less than 1% of Common Shares outstanding, including the settlement of awards granted under the Share Incentive Plan;

•

awards of performance-based options or performance-based share units under the Share Incentive Plan are not fixed, but variable, and depend on the Corporation’s performance and shareholder experience in the creation of long-term shareholder value;

•

settling awards of performance-based options or performance-based share units in Common Shares increases the ownership of key employees in the Corporation and further aligns the interests of key employees with the interests of the Corporation’s stakeholders (relative to the prevailing Canadian practice of settling share-based awards in cash);

•	the Corporation’s options have long-term vesting over 5 years and a 7 year term, which assists with mitigating any short-term windfall gains;

•	grants of performance-based unit awards cliff vest at the end of 36 months;

•

the Corporation has a clawback policy that provides for the recoupment or clawback of awards under the Share Incentive Plan should the performance underlying the awards subsequently be determined to be unfounded (i.e., in the case of a material earnings restatement or fraud);

•

non-executive directors are not eligible to participate in the Share Option Plan and their participation in share unit compensation is annually capped at a maximum aggregate value of $150,000 at the time the awards are granted;

•

any amendment to the Share Incentive Plan that significant institutional proxy advisors would require be shareholder approved is required to be shareholder approved under the terms of the Share Incentive Plan; and

•

the Corporation’s executive compensation program, of which the Share Incentive Plan is an integral part, has received strong shareholder support over the years, with the say on pay from 2010 to 2020 averaging 93% of the votes in favour.

For the foregoing reasons, the Board unanimously recommends that shareholders vote FOR the Plan Amendments and adopt the Plan Resolution.

The percentages described in this section were calculated based on the issued and outstanding Common Shares as at the close of business on March 22, 2021, being 476,465,916 Common Shares.

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2021 Management Proxy Circular

STATEMENT OF EXECUTIVE COMPENSATION

The Corporation’s goal is to share information with its shareholders that is clear and relevant to help communicate executive compensation programs, policies and objectives. Included in the following “Compensation Discussion and Analysis” section is the process followed when making compensation decisions, which are tied directly to business performance and the Corporation’s risk appetite while, at the same time, provide mandated disclosure of compensation in the format required by the applicable regulatory rules and regulations.

The Statement of Executive Compensation also outlines fiscal 2020 performance of the Corporation for determining short-term incentive plan awards (“CIP”) and the overall and relative performance of the Corporation used to determine long term incentive plan awards (“EIP”) and how they leverage “at risk” compensation for the named executive officers.

NAMED EXECUTIVE OFFICERS

P. Gordon Stothart

President and Chief Executive Officer (Appointed effective March 1, 2020)

Carol Banducci

Executive Vice President and Chief Financial Officer

Craig MacDougall

Executive Vice President, Growth

Oumar Toguyeni

Senior Vice President, International Affairs and Sustainability

Bruno Lemelin

Senior Vice President, Operations and Projects

Stephen J.J. Letwin

Former Chief Executive Officer (Retired effective March 1, 2020)

COMPENSATION DISCUSSION AND ANALYSIS

1. COMPENSATION GOVERNANCE

2. COMPENSATION PHILOSOPHY

3. COMPONENTS OF EXECUTIVE COMPENSATION

4. COMPENSATION DECISIONS RELATED TO 2020 PERFORMANCE

5. CEO’S COMPENSATION FOR 2020

6. SHARE PERFORMANCE GRAPHS

7. SUMMARY COMPENSATION TABLE

8. INCENTIVE PLAN AWARDS

9. PENSION PLAN BENEFITS

10. TERMINATION AND CHANGE OF CONTROL

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Message from the Human Resources and Compensation Committee

Dear Fellow Shareholders:

IAMGOLD’s vision is to be a global leader in generating superior value for its stakeholders through accountable mining. Guided by the Corporation’s vision, and a strategic focus on a transformation through organic growth, the aim is to realize value for shareholders while achieving high standards of performance in environmental, social and governance practices. The mission of the Board is to oversee the Corporation’s efforts in attaining this vision. The HRCC assists the Board in its oversight of executive compensation and works diligently to ensure executive compensation programs are aligned to pay-for-performance practices, reward and retain top talent and motivate Executives to exemplify the Corporation’s values as it executes on its growth strategy to deliver long-term shareholder value. When reviewing the detailed information in the Compensation Discussion and Analysis, it is important to keep the basic approach and philosophy expressed hereafter in mind.

Executive Compensation Philosophy and Practices

The HRCC believes that executive compensation is an effective vehicle to communicate and align business priorities and that it is an important element in the attraction, retention and recognition of top talent.

The executive compensation plan is based on the fundamental premise that compensation should have a direct link to long-term performance while being fair to all stakeholders. Another fundamental premise is that executive compensation, while being directly connected to performance, must be understandable to be motivating and cannot be applied as rigid formulas. Accordingly, the Board applies informed judgment where appropriate to ensure fair outcomes for both the Executives and the shareholders. External unexpected or unforeseen events and transactions are recognized through the exercise of informed judgment to ensure a fair outcome to all stakeholders where warranted. The process ensures flexibility and permits informed judgment to respond to changes in the market and the business and to avoid results that are unfair to the various stakeholders. Each year, compensation plans are reviewed and adjusted to respond to the ever-changing business landscape and further strengthen the alignment between long-term sustainable performance and compensation. A set of guiding principles are followed in designing an effective compensation construct and in the development and delivery of such programs (please refer to the discussion of Guiding Principles on page 34).

Alignment of Pay and Performance

In accordance with pay-for-performance philosophy, the largest component of executive compensation is “at risk” incentive awards that are linked to performance. Both the CIP and EIP are 100% performance based and, therefore, “at risk”. No one is guaranteed either CIP or EIP awards. As a percentage of total direct compensation, target variable compensation for the CEO is 77% and for the rest of the Executives ranges from 67% to 70%. Consistent long-term corporate and individual performance provides the highest incentive awards and value over time. Executive performance is measured against several key performance indicators that are expected to contribute to long-term value creation. The HRCC considers performance against predetermined target objectives that are aligned with the then current strategy of the Corporation as well as management’s ability to react to unforeseen economic factors including commodity prices, currency exchange rates and this year, a global pandemic along with relative outcomes to determine both the CIP and EIP awards. In 2020, consistent with shareholder experience, the HRCC applied its informed judgment and limited CIP awards to a maximum of 100% of target and limited the EIP Scoring Factor to 80% (please refer to the discussion of CIP on page 37 and EIP on page 47).

The Share Incentive Plan connects the grant of EIP awards to longer-term performance in a number of ways both pre and post grant. The value and quantity of EIP awards is based on long-term performance measures. Once granted, the vesting of the EIP award is over a longer-term period and a portion of the EIP award vesting is tied directly to relative Total Shareholder Return (“TSR”) and average Return on Invested Capital (“ROIC”) performance over a three-year period. The result is that both the amount granted and the value realized have long-term performance factors over the duration of commodity cycles. The value and number of options, when options are granted (none were granted in 2020), is based on the Board’s informed judgment of the alignment of the Corporation’s equity performance with shareholder experience. Options are long-term, vesting over five years and expiring after seven years. The value and number of performance-based unit awards are granted based on the Corporation’s performance and vest after three years with the majority of such awards requiring the satisfaction of additional post award criteria (please refer to the discussion of EIP on page 47).

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To help mitigate the risk of short-term thinking and risk-taking behaviors, management is strongly encouraged to hold Common Shares of the Corporation under the Share Ownership Guidelines throughout their tenure (please refer to the discussion of Share Ownership Guidelines on page 29). To support this effort, performance-based share units are settled in shares, not cash, at the end of a 36-month vesting period.

As part of the Corporation’s long-term organic growth strategy, the decision was made to commence construction of the Côté Gold project for production starting in 2023. The Côté Gold project is very significant to the Corporation and its stakeholders and is expected to deliver transformational value to IAMGOLD’s production profile. It is a rare development asset with a long mine life, estimated to be in operation for a minimum of 18 years. It was determined that direct incentive awards, linked to both short-term and long-term project milestones, should motivate management and drive the appropriate actions and behaviours required to meet project schedule deadlines within preset cost guidelines. Accordingly, for 2020, a new component was introduced to both the CIP and the EIP that directly links executive compensation outcomes to the success of the Côté Gold project. Specifically, a Côté Gold project measure was added to the existing CIP and a Côté Gold performance-based share unit that vests based on the achievement of project metrics was added to EIP.

The Côté Gold incentive components were intended only to be used in 2020 to provide an impetus to meet project-specific objectives and were purposefully limited to a one-time application. The CIP component focused primarily on the advancement of the project to the construction approval and start-up phases, and the Côté Gold performance-based share unit grant, which cliff vests at the end of a 3-year period subject to meeting performance criteria, aligns with the duration of the project construction through to the commencement of commercial production in 2023, and is focused on completing the project on schedule and on budget. The Côté Gold project timeline and incentive compensation performance period alignment is illustrated in the graphic below.

Construction Approval Construction Start Major Earthwork Start Major Earthwork Start Process Building Enclosed TMF Phase 1 Complete Commercial Production Commissioning Completed 2020 Q1 Q2 Q3 Q4 2021 Q1 Q2 Q3 Q4 2022 Q1 Q2 Q3 Q4 2023 Q1 Q2 Q3 Q4 C1P- Cote Gold memes E1P- Cote Gold PSUs

President and Chief Executive Officer Compensation

Mr. Stothart was promoted from the position of President and Chief Operating Officer to President and Chief Executive Officer (“CEO”) on March 1, 2020. The CEO’s compensation was set below that of his predecessor to reflect that he was new to the role of CEO in 2020 and it is expected that his compensation will increase as he gains experience as CEO. The CEO’s compensation was in line with the scoring of the entire management team reflecting a strong cooperative team spirit within IAMGOLD. In assessing the personal score performance of the CEO, the HRCC recommended to the Board and the Board agreed that his personal performance met expectations (please refer to a detailed discussion on CEO performance and compensation on page 52)

In Summary

IAMGOLD’s executive compensation program and practices are described in detail in the Compensation Discussion and Analysis. The HRCC believes that the compensation program employs a pay-for-performance approach, one that is aligned with shareholders’ experience and supports its goal of rewarding Executives for the long-term creation and preservation of value for shareholders. The Corporation and its Board invites you to review the Compensation Discussion and Analysis with the aim to provide clear and comprehensive disclosure of IAMGOLD’s pay-for-performance executive compensation approach. Questions about the compensation program or compensation decisions made in 2020 can be directed to the Chair of the HRCC at IAMGOLD via phone at 416-360-4710 or by email to Chair_HRCC@iamgold.com.

Thank you for your continued support.

Ronald P. Gagel (Chair)                     Richard J. Hall                    Mahendra Naik

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COMPENSATION DISCUSSION AND ANALYSIS

Named Executive Officers

This Compensation Discussion and Analysis (“CD&A”) describes the Corporation’s approach to executive compensation by outlining the processes and decisions behind what the Corporation paid its named executive officers who were, during or as at the end of the financial year: the CEO, Chief Financial Officer and the three other most highly compensated executive officers of the Corporation (the “Named Executive Officers” or the “NEOs”) for 2020 with their title and position held at December 31, 2020 are:

•	P. Gordon Stothart, CEO Appointed effective March 1, 2020;

•	Carol Banducci, Executive Vice President and Chief Financial Officer (“EVP & CFO”);

•	Craig MacDougall, Executive Vice President, Growth (“EVP, Growth”);

•	Oumar Toguyeni, Senior Vice President, International Affairs and Sustainability (“SVP, International Affairs & Sustainability”);

•	Bruno Lemelin, Senior Vice President, Operations and Projects (“SVP, Operations & Projects”); and

•	Stephen J.J. Letwin, Former Chief Executive Officer (retired effective March 1, 2020).

1. COMPENSATION PROGRAM OVERSIGHT AND GOVERNANCE

IAMGOLD respects and adheres to good governance practices that strengthen risk mitigation by reinforcing the Corporation’s pay-for-performance philosophy. The Corporation’s executive compensation program has its foundation based on managing risk and embedding a strong culture of prudence when making compensation decisions. Some specific risk-mitigating and good governance design features of the 2020 executive compensation program include: an appropriate pay mix, share ownership rules and trading policies, pay-for-performance calibration and scenario testing, award payment caps, awards are based on performance and on both predetermined formulae and flexible informed judgment, clawback policy, absolute and relative metrics, and a robust compensation decision-making process.

Role of the HRCC

The Board has determined that the HRCC is to comprise of at least three directors, each of whom must be independent under applicable laws, policies and stock exchange rules. In addition, in keeping with governance best practices, the HRCC should consist of directors who are knowledgeable about issues related to human resources, talent management, compensation, governance and risk management.

As of the date of this Circular, the HRCC was composed of the following independent directors: Mr. Ronald P. Gagel (Chair), Mr. Richard J. Hall and Mr. Mahendra Naik. Collectively, the members of the HRCC have extensive experience in matters pertaining to human resources and executive compensation by virtue of having been senior Executives of publicly traded companies as well as members of boards and human resources/compensation committees of other public companies.

	Ronald P. Gagel	Richard J. Hall	Mahendra Naik

Communications and Investor Relations		✓

Corporate Governance	✓		✓

Environment, Health, Safety, Corporate Social Responsibility		✓

Executive Leadership and Strategic Planning	✓	✓	✓

Finance and Audit	✓		✓

Government and International Relations			✓

Human Resources Management and Compensation	✓		✓

Information Technology			✓

Mergers and Acquisitions	✓	✓

Mine Operations		✓

Mineral Exploration and Project Development		✓

Risk Oversight	✓

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The Board is confident that the collective experience of the HRCC members ensures that the HRCC has the knowledge and experience to execute its mandate effectively and to make executive compensation decisions in the best interest of the Corporation.

The role of the HRCC is to assist the Board in approving and monitoring the Corporation’s practices in executive compensation, including the administration of the EIP.

HRCC Mandate – As part of its Board-approved mandate, each year the HRCC reviews the following:

CEO and Executive Compensation	Plan Administration	Oversight of Practices

• Recommends to the board for approval, the goals and objectives of the CEO and other Executives

• Reviews the CEO’s responsibilities and from time to time recommends to the Board any changes

• Leads the annual review and evaluation process of the CEO’s and other Executive’s performance and report results to the Board

• Recommends to the Board for approval, the salary, and incentive awards for the CEO and other Executives, based on performance

• Administers the Corporation’s Share Incentive Plan

• Reviews the operation and administration of the Corporation’s retirement benefit plans

• Reviews executive employment agreements with a view to avoid any unwarranted, excessive payments, and, if appropriate, recommends any changes to the Board for approval

• Reports to the Board on the Corporation’s organizational structure, implementation of executive officer succession programs, total compensation practices, talent management practices and executive development programs

2020 Highlights – The HRCC met eight times in 2020. In executing its mandate, the HRCC:

• Assessed the effectiveness of the existing compensation plan, including a review of the Corporation’s compensation philosophy, methodology and program design to ensure relevancy and appropriateness;

• Recommended to the Board for approval the executive compensation plan for 2020, based on 2020 approved budgets and with a view to advancing the corporate strategy adopted by the Board;

• Assessed the 2020 performance of Executives against their individual objectives and the executive compensation plan;

• Recommended to the Board for approval the 2020 compensation payable, according to the 2020 executive compensation plan, the individual performance of the CEO and the CEO’s recommendation for the other NEOs, taking into consideration proper pay-for-performance alignment of the CEO’s and other NEOs’ compensation;

• Verified Executives’ compliance with their minimum share ownership guidelines;

• Verified the CEO’s compensation pay-for-performance alignment at multiple times during the year;

• Reviewed the succession plans for the CEO and other Executives and updated development plans;

• Reviewed and confirmed the Corporation peer group, in alignment with selection criteria;

• Reviewed the potential for any material risks arising from the executive compensation plan; and

• Engaged the services of an external compensation consultant to provide independent advice and expertise on executive compensation matters.

Succession Planning

The Board views its role in the oversight of leadership succession planning and development to be of utmost importance as a leadership pipeline is a crucial investment in the sustained success of the Corporation. Succession planning is an ongoing process, and one that is reviewed annually by the HRCC and management and implemented continuously to facilitate talent renewal and smooth leadership transitions.

As a result of this planning, on March 1, 2020, Mr. Stothart was promoted from the position of President and Chief Operating Officer to CEO. Mr. Stothart was recognized for his deep knowledge of both the Corporation and the mining industry, his collaborative leadership style, his ability to adapt to new challenges and the vision he brings to build upon the Corporation’s successes.

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Mr. Stothart joined IAMGOLD in December of 2007 and has over 30 years of mining industry experience. As Chief Operating Officer, Mr. Stothart oversaw all aspects of operations and project development. He has been a key member of the IAMGOLD executive team in not only leading operations but also in providing a strategic vision for the Corporation. Prior to joining IAMGOLD, Mr. Stothart managed and developed three major copper projects in South America and provided oversight of the large scale Antamina and Collahuasi mines. Mr. Stothart was appointed Chair of the Mining Association of Canada in June 2019 for a two-year term. He graduated with a Bachelor of Applied Science from the University of British Columbia in 1987 with a double major in Mining and Mineral Process Engineering.

Mr. Stothart succeeds Stephen Letwin, who retired following a successful decade at the helm of IAMGOLD. Mr. Letwin and Mr. Stothart had worked closely over this period, and this shared tenure provided for an effective and seamless transition of leadership. This transition is part of the ongoing succession planning and management by the Board.

In this year of change, the rest of the management team was also reviewed to ensure appropriate leadership was in place to steer the Corporation towards a new strategic direction of organic growth and development.

•

Craig MacDougall was promoted to EVP, Growth in the fourth quarter of 2020, with an expanded scope providing oversight to the Business Development team in addition to the global Exploration team. Mr. MacDougall joined IAMGOLD in 2012 as Vice President, Exploration and was subsequently promoted to Senior Vice President, Exploration. Throughout his career, Mr. MacDougall has demonstrated a focus on identifying and achieving strategic corporate growth initiatives.

•

Bruno Lemelin was promoted to the role of SVP, Operations & Projects in the first quarter of 2020, with oversight of all operational and project development activities across the Corporation. Mr. Lemelin joined IAMGOLD in 2014, and previously held the position of Regional Vice President – Americas in 2019 and was the General Manager at the Essakane mine site from 2016 to 2018.

•

Oumar Toguyeni was promoted to the role of SVP, International Affairs & Sustainability in the second quarter of 2020, with the primary objective of managing the Corporation’s relationships with governments and other stakeholders in West Africa and South America. Mr. Toguyeni joined IAMGOLD in June 2012 as Vice-President, Commercial, West Africa, and was subsequently promoted in 2013 to Regional Vice-President West Africa, overseeing IAMGOLD’s interests in the region.

There were some further changes made, resulting from retirements at the Executive level.

•

Daniella Dimitrov was appointed to the role of EVP & CFO, effective March 29, 2021. Ms. Dimitrov brings a wealth of mining industry and financial and capital markets experience, from both a board and executive level, to her new role, which will support the Corporation’s targeted transformation to a lower cost, more geographically balanced, million-ounce producer of gold. The appointment of Ms. Dimitrov was a result of the previously announced retirement of Ms. Banducci. Carol Banducci, EVP & CFO retired from IAMGOLD on March 31, 2021 and has left the Corporation in a healthy financial position, fully funded for the construction of the Côté Gold project and the future transformation of IAMGOLD.

Shareholder Engagement

The Board and management are committed to engaging with shareholders on matters that are of importance to them. Both the Board and the Corporation value meaningful engagement with shareholders as transparency and informed dialogue is an important part of the engagement process. Throughout the year, shareholder outreach includes meetings with and presentations to existing and prospective shareholders globally, including Canada, the US, Europe, Asia and Australia. To this busy schedule, bank and industry conference presentations, brokerage desk updates and retail shareholder meetings are added. In 2020, 294 meetings were held with investors globally, over twice as many as in 2019, with all such meetings since March of 2020 having been held virtually as a result of safety protocols during the COVID-19 pandemic.

Shareholders are also invited to have their say on the Corporation’s approach to executive compensation at each annual meeting through the say-on-pay vote. While this vote is advisory and non-binding, the results are considered in future compensation planning and design. IAMGOLD introduced its non-binding say-on-pay vote in 2010 and was pleased that the results of past votes have all been positive. For fiscal 2019 compensation decisions, 97.13% of shareholder votes were in favour of the Corporation’s approach.

F2017 95.06% F2018 97.48% F2019 97.13%

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Good Governance and Compensation Risk Management

IAMGOLD’s compensation program and practices have been established to ensure appropriate alignment of pay with the long-term success of the organization, near-term challenges and good governance practices. The executive compensation plan includes four components: base salary, an annual CIP award settled in cash, an annual EIP grant settled in Common Shares at vesting, and benefits/perquisites.

The HRCC and the Board regularly review and evaluate potential risks to the Corporation resulting from the executive compensation plan and more specifically from:

•	Pay philosophy and practices;

•	Design of the program;

•	Performance measurement; and

•	Compensation governance.

The HRCC believes the executive compensation program:

•	Effectively balances a pay-for-performance approach with retention of highly-skilled executive officers;

•	Mitigates the risk of excessively high compensation; and

•

Encourages executive officers to consider how short-term actions, continuous improvement and multiple year projects contribute to long-term value creation for shareholders, management, employees, and all stakeholders.

IAMGOLD’s executive compensation governance practices are outlined in the table below. Each year, the practices are reviewed against changing regulations and emerging best practices to ensure continued alignment with shareholder interests. The Board approves the committee charter annually, including any enhancements to processes and standards.

IAMGOLD’s Governance Practices

✓ Compensation aligned with business strategy • ALIGNED TO BUSINESS STRATEGY – Incentive compensation is tied directly to specific long-term objectives to advance corporate strategy.

✓ Compensation aligned with interests of shareholders

• SHARE PRICE LINKAGE – Executive compensation is directly affected by share price and a portion of performance-based share units vest and pay out based on TSR.

• MULTIPLE TIME HORIZONS – Executive compensation programs incorporate measures tied to future success over various time horizons.

• SHARE OWNERSHIP – Executives are required to meet share ownership guidelines.

✓ Compensation is designed to attract, motivate and retain high-calibre talent

• MARKET MEDIAN – Executive pay is benchmarked at market median for fully functioning incumbents for expected level of performance, using a peer group of companies that are similar in size, scope and complexity and are considered to be competitors for executive talent.

✓ Compensation is performance based

• AT RISK PAY – Most of the executive compensation is variable or ‘at risk’ and encourages high-performers to achieve exceptional levels of short and long-term performance through higher rewards; 77% for the CEO and over 67% for other NEOs.

• AWARDS ARE PERFORMANCE BASED – CIP and EIP awards are 100% performance-based and earned, not guaranteed.

• DISCIPLINED ASSESSMENT – Performance is assessed using a disciplined approach of pre-set measures with a pre-defined range of performance each year.

✓ Compensation is aligned with risk management objectives

• RISK ALIGNMENT – Compensation is aligned with the risk profile of the Corporation.

• CAP ON AWARDS – CIP awards are capped at 200% of target and EIP awards are capped at 120% of target.

• STRESS TESTING – Potential variable compensation is stress-tested regularly to avoid unintended behaviours or compensation outcomes.

• RISK ASSESSMENT – An annual Human Resources risk assessment is conducted by an independent advisor.

• CLAWBACK POLICY – A clawback policy is maintained for both CIP and EIP granted and/or settled.

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✓ Compensation programs are well governed

• INFORMED JUDGMENT – The Board considers all information and approves final performance results, and exercises informed judgment as needed to ensure overall compensation outcomes match actual performance results and the shareholder experience.

• AUDIT PROCESS – Incentive plan processes, results and payments are audited to avoid material risk.

• INDEPENDENT ADVISOR – An independent advisor is retained to provide an external perspective on market changes and best practices related to compensation design, governance and compensation risk management.

• ADVISORY VOTE – An annual advisory vote is held on the Corporation’s approach to executive compensation.

• SHAREHOLDER FEEDBACK – Shareholders’ feedback on the executive compensation approach is sought regularly.

The compensation framework clearly stipulates:

× No repricing or backdating of options

× No hedging or monetizing of equity awards

× No multi-year guarantees in employment agreements

× No severance of more than two years on termination following a change in control

Risk Assessment

In 2020, the HRCC engaged Willis Towers Watson (“WTW”) to update a comprehensive risk review that was conducted in 2018 on the Corporation’s executive compensation program. Based on this review, neither the HRCC nor the Board has identified any potential risks associated with the compensation policies or practices of the Corporation that would reasonably be likely to have a material adverse effect on the Corporation.

Clawback Policy

To further enhance the Corporation’s pay-for-performance compensation model, commencing with 2009’s incentive compensation, the Corporation introduced a Forfeiture and Repayment condition to CIP and EIP to ensure that incentive compensation may be lawfully “clawed back” in cases where the performance underlying such compensation is subsequently found not to be confirmed.

The Forfeiture and Repayment condition applies to all executive officers.

In the event of any material restatement, correction or adjustment of the Corporation’s financial statements or operating results or other metric upon which the CIP or EIP award provided to the executive officer are based, the Corporation has the right to require repayment of any amounts paid that exceed what should properly have been payable, and/or to cancel or adjust any EIP granted and, in the case of non-vested EIP, to adjust such accruals or rights as necessary to reflect the restated or adjusted results.

In addition, in the event that the restatement of adjustment results from an act of fraud, misrepresentation, malfeasance or gross negligence on the part of the executive officer, the executive officer will be liable if convicted of any crime involving fraud, willful misrepresentation or gross negligence, to the Corporation for any damages suffered by the Corporation as a result of such wrongdoing. The executive officer may be further disciplined up to or including termination for cause.

Anti-hedging

The Corporation prohibits officers and directors from engaging in hedging against a decrease in the market value of IAMGOLD’s equity securities.

Executive Share Ownership

Share ownership guidelines stipulate that ownership is to be attained within three years of the later of: joining the Corporation and appointment to the relevant executive level. Share ownership guidelines vary by executive level and are represented by a multiple of base salary.

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The guidelines are as follows:

Executive Position/ Level	Share Ownership Target Effective in 2020 (multiple of base salary)

CEO	3.0 x

Executive Vice President	2.0 x

Senior Vice President	1.5 x

As of December 31, 2020(1), all NEOs meet their share ownership guidelines as indicated below:

	Share Ownership Target	Actual Share Ownership
Named Executive Officers	Multiple of Base Salary	Total Value at Dec 31, 2020(1)	Multiple of Base Salary

P. Gordon Stothart CEO	3.0	$3,357,525	4.5

Carol Banducci EVP & CFO	2.0	$2,843,736	5.8

Craig MacDougall EVP, Growth	2.0	$2,113,441	4.4

Oumar Toguyeni SVP, International Affairs & Sustainability	1.5	$1,127,375	2.9

Bruno Lemelin SVP, Operations and Projects	1.5	$867,074	2.1

(1)	Based on December 31, 2020 closing price of $4.67 the last trading day of 2020.

Management’s Role in Compensation Decision-Making

The annual incentive compensation decision-making cycle is a rigorous process to ensure final compensation is fair. The process starts with business strategy. Management collaborates with the Board to develop, review and update the Corporation’s strategic plan. The strategic plan outlines the annual and longer-term objectives of the Corporation. Using the Corporation’s Strategy as a basis, compensation programs are reviewed for continued alignment. Also taken into consideration is market competitiveness and best practices in the industry as well as any regulatory changes that may impact design or application of the executive compensation programs. Independent Compensation consultants provide unbiased, independent advice at various stages of the process.

Performance targets for the annual incentive plan are set based on the Board-approved annual budget and corporate strategy, in the first quarter of each year. Individual performance objectives are set at the beginning of each year. The CEO provides the HRCC with a draft of his individual objectives. These objectives are finalized after feedback is received from the HRCC and the Board. The CEO also recommends individual objectives for each executive officer.

Performance forecast is tracked on a quarterly basis and presented to the HRCC at the end of each quarter. At the end of the year, the HRCC reviews the CEO’s performance against these individual objectives and overall corporate performance. Compensation recommendations are then made from the HRCC to the Board for approval. Based on the CEO’s assessment of year-end performance, policy guidelines, competitive benchmark data and industry practice, the CEO provides the HRCC with recommendations of executive officers’ base salary increases, cash incentives, and equity grants. Other executive officers are not involved in any executive compensation-related decisions.

Management also collects and summarizes competitive compensation data as well as the Corporation’s financial and market performance data for the HRCC’s consideration in its decision making. The specific comparator group against which compensation practices are assessed as described further under “Peer Group”.

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Final compensation decisions are determined after the assessment of corporate and individual performance results and approved by the Board.

Company Strategy Management collaborates with the Board to develop, review and update the company's strategic plan. Review Compensation Plan Design Independent Consultants highlight regulatory and market changes. Management reviews compensation program and presents initial structure and supporting rationale to HRCC. Set Performance Metrics and Annual Goals Management sets targets based on an annual budget in the context of a five-year forward-looking forecast in conjunction with the full life-of-mine plans. The Board approves annual metrics and targets in the CIP and EIP. Set Targets for Annual Compensation Independent consultant provides market positioning for CEO and Executives Management monitors performance. The Board approves base salary and the mix of other compensation elements for the CEO and other Executives. Evaluate Corporate and Individual Performance Management reviews business results against targets and achievement of individual performance goals. Finalize Compensation The Board considers all information and approves final results, and applies informed judgment as appropriate.

Compensation Consultant

The HRCC from time to time retains compensation consultants to provide expert and independent advice regarding compensation policies and decisions. The consultants provide support to the HRCC and acts only on instructions provided or approved by the HRCC Chair. The consultant does not perform work other than work pre-approved in writing by the HRCC Chair. HRCC decisions and recommendations to the Board are its responsibility and may reflect factors and considerations other than the information and recommendations provided by compensation consultants.

The HRCC has retained WTW since 2011 for executive compensation services. In 2020, the HRCC conducted a tender process involving various compensation consultants that included a review of independence (please see below) and determined to re-engage WTW. WTW’s executive compensation consultants report directly to the HRCC and are independent of management. The HRCC confirms WTW’s independence through the continual review of the factors set out by the Securities and Exchange Commission (“SEC”) that compensation committees should consider when selecting and monitoring the independence of their compensation advisors including the following criteria.

•	WTW’s executive compensation consulting is separate and distinct from the team that assists IAMGOLD with insurance products and services;

•

Members of the WTW executive compensation consulting team are not involved in selling other WTW services to IAMGOLD and receive no incentive or other compensation based on the fees charged to IAMGOLD for such other services;

•

WTW’s executive compensation consultants do not have a business or personal relationship with any of the HRCC members or management, and do not own any Common Shares (other than through portfolio investment vehicles such as mutual funds);

•	WTW has strict protocols and processes to mitigate conflicts of interest and all consultants are required to adhere to a code of conduct.

Executive Compensation-Related Work:

In 2020, WTW provided support to the HRCC in reviewing meeting materials prepared by management and attending certain HRCC meetings. WTW advised on peer group review, conducted the annual risk assessment review of the Corporation’s executive compensation plan, advised on the implementation of the new CIP elements and on the performance based share unit metrics, advised on executive compensation trends and best practices, and reviewed executive compensation disclosure.

Other Consulting Services:

During 2020, the Corporation continued to engage Willis Canada Inc. (“Willis”), a WTW company, to provide services for the management of commercial and casualty insurance programs.

The tables below summarize fees paid to WTW over the past two years in respect of executive compensation and other consulting services. All of the “Other Fees” were paid to Willis for services including annual insurance-related fees, wholesale commissions, and non-recurring insurance placement commissions. In 2020, there were non-recurring commissions earned on the placement of four new insurance policies which will not be incurred in subsequent years.

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In 2020, the HRCC conducted a review of independence, by engaging with parties at IMG, WTW and Willis. During those conversations, the HRCC was satisfied that the criteria listed above as it relates to independence remains in place. Therefore, the HRCC concluded that there is no conflict of interest. In an abundance of caution, it was agreed that if other Willis services are requested by IMG that Willis is to inform the HRCC Chair prior to engagement to ensure there continue to be no conflicts.

2019			2020

Executive Compensation Related-Fees	Other Fees(1)	Total	Executive Compensation Related-Fees	Other Fees(1)	Total

$92,990	$139,429	$232,419	$150,847	$1,250,064	$1,400,911

(1)	In 2020, “Other Fees” do not relate to executive compensation and include $210,880 and $774,990 USD, which has been converted at 1.3409, the average monthly exchange rate for 2020.

Peer Group

The HRCC works with WTW, independent advisors, to create and maintain a relevant and appropriate comparator group (“Peer Group”). Each year, as part of a regular process, the universe of mining organizations are reviewed to determine if any changes are required. The Corporation considers organizations that fit a previously established criteria to identified Peer Group companies that are similar in size and scope of operations and are representative of the market within which it competes for executive talent. When selecting comparators, the Corporation applies the following criteria:

Factors	Selection Criteria

Industry	Mining companies with an emphasis on gold mines

Geography	Headquartered in Canada with international operations

Size	Revenue greater than $500 million and market capitalization less than $20 billion

Corporate Structure	Publicly-traded on the TSX

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The HRCC analyzed the metrics of the Peer Group companies and other companies that could potentially be included in the Peer Group. The number of peers IAMGOLD uses was at the lower end of the range and to maintain a balance between size of group and relevance. After analysis and discussion, the HRCC decided to add Lundin Mining Corporation and Torex Gold Resources Inc. to the Peer Group. Most of the peers compared to are also used by a majority of the Corporation’s peers.

Company	Scope Information(1)
	Market Cap	Revenue	Total Assets	Total Shareholder Return
	31-Dec-20	FY2020	FY2020	1 Year	3 Year

Agnico Eagle Mines Limited	$17,083	$2,495	$8,790	14%	17%

Alamos Gold Inc.	$3,427	$683	$3,397	43%	11%

B2Gold Corp.	$5,879	$1,156	$2,683	39%	23%

Centerra Gold Inc.	$3,422	$1,375	$2,702	45%	32%

Eldorado Gold Corporation	$2,307	$618	$4,649	62%	23%

Hudbay Minerals Inc.	$1,827	$1,237	$4,456	66%	-7%

Kinross Gold Corporation	$9,223	$3,497	$9,076	53%	20%

Kirkland Lake Gold Ltd.	$11,269	$1,380	$2,558	-7%	41%

Lundin Mining Corporation	$6,527	$1,893	$6,917	49%	13%

New Gold Inc.	$1,494	$631	$2,159	143%	-12%

SSR Mining Inc.	$4,403	$607	$1,750	2%	32%

Torex Gold Resources Inc.	$1,281	$641	$1,230	-7%	17%

Yamana Gold Inc.	$5,436	$1,612	$7,117	44%	24%

	Percentile Statistics

25th Percentile	$2,067	$636	$2,358	8%	12%

50th Percentile	$4,403	$1,237	$3,397	44%	20%

75th Percentile	$7,875	$1,752	$7,017	57%	28%

Average	$5,660	$1,371	$4,422	42%	18%

IAMGOLD	$1,742	$1,065	$3,862	-4%	-14%

Percent Rank	20P	41P	53P	17P	Lowest

(1)

As reported by Standard & Poor’s Capital IQ. TSR reflects the compounded average annual growth rate for periods ending December 31, 2020. Dollar amounts shown in this table are presented in millions of US dollars.

2. COMPENSATION PHILOSOPHY

IAMGOLD has a vision to be a global leader in generating superior value for stakeholders through accountable mining. Employees are encouraged to engage, empower and support each other in pursuit of excellence with a commitment to Zero Harm® and Safety. The Corporation will achieve this vision through operational excellence, financial performance and organic growth. In support of this vision, IAMGOLD commits to effectively link compensation to realized business results. This is to be achieved by linking pay to the performance of the Corporation and its employees, with the belief that higher levels of performance should lead to greater rewards and expected levels of target performance should reflect target levels of pay. Compensation decisions are well thought through and well governed, and the development and delivery of compensation programs follow a set of guiding principles.

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The fundamental objective of IAMGOLD’s executive compensation approach is to incentivize, motivate and reward executive officers for the long-term creation and preservation of shareholder value in addition to creating value for the Corporation’s stakeholders as a whole. It also reflects annual challenges and successes. To attain these objectives, the Corporation’s executive compensation program and policy decisions are guided by the following principles:

Guiding Principles

Link to Compensation Philosophy
Motivate and Retain	• Total compensation is designed to attract, retain, motivate and reward high-caliber talent through competitive pay practices. High-caliber talent is essential.	• Drive long-term creation and preservation of shareholder value.
Align with Business Strategy	• Link the compensation construct directly to specific objectives to advance Corporate strategy.	• Compensation linked to realized business results.
Pay-for-performance	• Engage high-performers to achieve exceptional levels of short and long-term performance through rewards.	• Higher levels of performance should lead to greater rewards and expected levels of target performance should reflect pay at market median.
Mitigate Risk	• Align compensation with the risk profile of the Company.	• Preservation of shareholder value.
Align Executive Interests to Shareholders	• Encourage and require executives to own shares of the Company to align with the interests of shareholders.	• Drive long-term creation and preservation of shareholder value.
Judgment	• Allow flexibility for the board to exercise informed judgment to ensure appropriate overall compensation.	• Compensation decisions should be well thought and well governed.

Motivate and Retain Align with Business Strategy Pay-for-performance Mitigate Risk Align Executive Interests to Shareholders Judgment Link to Compensation Philosophy Total compensation is designed to attract, retain, motivate and reward high-caliber talent through competitive pay practices. High-caliber talent is essential. Link the compensation construct directly to specific objectives to advance Corporate strategy. Engage high-performers to achieve exceptional levels of short and long-term performance through rewards. Align compensation with the risk profile of the Company. Encourage and require executives to own shares of the Company to align with the interests of shareholders. Allow flexibly for the board to exercise informed judgment to ensure appropriate overall compensation. Drive long-term creation and preservation of shareholder value. Compensation linked to realized business results. Higher levels of performance should lead to greater rewards and expected levels of target performance should reflect pay at market median. Preservation of shareholder value. Drive long-term creation and preservation of shareholder value. Compensation decisions should be well thought and well governed.

Benchmarking

Executive compensation is benchmarked with the aim to attract and retain global talent and remain competitive in markets where the Corporation operates. The HRCC works with WTW to review market data of the IAMGOLD Peer Group, composed of public companies with whom the Corporation competes for talent. These companies are also used as a benchmark for compensation trends and market practices.

The Market data is used as a reference point, along with other factors, to which the HRCC compares the competitive position of each executive officer to the Peer Group to set executive compensation levels commensurate to performance and experience level. The Corporation believes that higher levels of performance should lead to greater rewards and expected levels of target performance should reflect target levels of pay.

3. COMPONENTS OF EXECUTIVE COMPENSATION

To deliver on the compensation philosophy, the compensation construct at IAMGOLD is composed of a number of plans to attract, retain and motivate top talent. Each component is determined according to both the Corporation’s and individual’s performance, emphasizing the foundational concept of “pay-for-performance”.

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Target Total Direct Compensation Mix

Total direct compensation is composed of an annual Base Salary, CIP and EIP awards for executive officers. A significant portion is EIP to focus executive officers on long-term results. This mix varies by level; the higher the job level, the larger the portion of “at risk” pay to appropriately align with the ability to influence the Corporation’s performance.

"At Risk" Pay CEO 23% 26% 51% 77% EVP 30% 24% 46% 70% SVP 33% 23% 44% 67% Base Salary CIP EIP

The executive compensation program is reviewed every year as part of the Corporation’s commitment to continuous improvement and it is refined as needed to align more closely with strategic objectives, with a focus on building shareholder value, mitigating risk and improving competitiveness. The program reflects best practices and the feedback heard from stakeholders.

Pay Element	Objectives	Design

Total Direct Compensation

Fixed Compensation Base Salary cash settled TERM: 1 Year	• Recognize and reward skills, experience and level of responsibility • Provide competitive compensation • Attract and retain key talent

Base salary is determined at the beginning of the fiscal year and takes into account a number of factors:

• scope, complexity and responsibility of the role

• competitiveness with salary levels for similar sized positions within the peer group

• individual experience and sustained performance level

Comparative market analysis and individual performance assessments occur annually to ensure compensation remains competitive, resulting in periodic base salary adjustments, when appropriate.

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Cash Incentive Plan (CIP) TERM: 1 Year	• Motivate the achievement of annual goals and objectives • Reward performance that supports the business strategy • Provide competitive compensation • Attract and retain key talent

CIP awards are based on the annual achievement of balanced performance objectives, representing financial, operational, ESG and individual performance goals, set at the beginning of the fiscal year. Challenging performance targets that are stricter than market guidance are pre-defined and established each year in conjunction with the annual budgeting process. Performance measures are selected based on their relationship to immediate financial and operational objectives that work together.

The CIP design incorporates risk mitigating performance measures such as multiple financial measures and performance targets. The result of each performance metric is capped and has a minimum threshold, below which zero compensation is paid for that metric. The impact of fluctuating gold commodity prices is mitigated through the use of a fixed budgeted gold price to set operational goals.

Performance is assessed at the end of the one-year performance period, based on actual performance results. The HRCC reviews performance results and applies their informed judgment to ensure final award values are reflective of shareholder experience.

• The target CIP level is set as a percentage of base salary.

• Award values range from 0% for below threshold performance, to a maximum cap of 200% of target value, depending on the actual performance achieved.

Equity Incentive Plan (EIP)

TERM:

Performance-based share units - 3 year cliff vesting

Options – Vest in equal tranches of 20% each year for 5 years, starting on the first anniversary of the grant and expires after seven years from the date of grant.

• Motivate the sustained achievement of long-term goals and objectives

• Reward performance that is aligned with the creation of long-term shareholder value

• Align executive officers’ share ownership with shareholder experience

• Provide competitive compensation

• Attract and retain key talent

EIP grant values are based on the overall performance of the Corporation and on individual performance results with a longer-term view of sustained performance over the past three years.

Target grant value is expressed as a percentage of base salary.

In determining the actual individual grants, the HRCC considers a series of key indicators to determine an EIP scoring factor between 80% and 120% of target value.

The equity grant is then allocated based on a target mix of approximately 75% performance-based share units and 25% options. EIP grants have staggered and overlapped vesting schedules to ensure that executive officers continually focus on future value creation.

47% of 2020 performance-based share units vest conditional on 3-year relative TSR and ROIC. The HRCC selected these two metrics because they are key indicators of long-term growth and value creation. 33% of the performance-based share units have time-based vesting. The Côté Gold, performance-based share units represent 20% of the 2020 performance-based share units allocated vest conditional on a 3-year performance period based on the achievement of project milestones and budget.

See pages 49 and 50 for rationale and details on the performance vesting metrics.

EQUITY SETTLED Performance-based Variable (At Risk) Compensation Indirect Compensation

Benefits, Pension & Perquisites	• Provide benefits coverage and retirement savings • Attract and retain key talent

Executive officers participate in the same benefits provided to all employees which includes health and life insurance benefits, a defined contribution pension plan and a share purchase plan.

Top-up disability insurance coverage and taxable perquisites are also provided to executive officers, according to their employment agreements, as disclosed in the Summary Compensation Table.

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4. COMPENSATION DECISIONS RELATED TO 2020 PERFORMANCE

2020 Total Direct Compensation Decisions

The following section provides a detailed discussion of the decisions made to determine each NEO’s total direct compensation for 2020.

Total compensation for each executive officer is based on several factors, including individual performance, leadership, global responsibilities, experience, education, succession planning considerations, competitive pressures and internal equity.

Total Direct Compensation = 2020 Base Salary + 2020 CIP Award (Awarded in Q1 2021) + 2020 EIP Award (Granted In Q1 2021)

Base Salary

At the beginning of 2020, as part of the annual compensation review process, the HRCC decided to provide a base salary merit increase of 2.5% for all NEOs with the exception of Mr. Letwin who retired at the end of Q1 2020 and Mr. Stothart whose compensation package was fully reviewed as part of his 2020 appointment as CEO. Each year, annual base salaries for the executive officers are reviewed for competitiveness and salary adjustment decisions are based on this analysis. As illustrated in the table below, salary adjustments are not automatic inflationary increases and may not be adjusted if they are determined to be market competitive.

During the year, as result of new appointments, some executive officers received an adjustment to base salary commensurate upon promotion to their new role. The salary adjustment was determined after a thorough analysis of salaries within the Peer Group.

•	Mr. MacDougall was promoted to the role of EVP, Growth. His salary at the SVP level was $461,250, which was adjusted to $485,000 effective September 1, 2020 upon his promotion.

•	Mr. Lemelin was promoted to SVP, Operations and Projects. His salary at the VP level was $343,789, which was adjusted to $420,000 effective March 15, 2020 upon his promotion

•	Mr. Toguyeni was promoted to SVP, International Affairs and Sustainability. His salary at the VP level was $367,465, which was adjusted to $385,000 effective April 6, 2020 upon his promotion.

Named Executive Officers	2020 Base Salary (Dec. 31, 2020)		2020 Base Salary (Jan. 1, 2020)		2019 Base Salary
	Base Salary	Increase from Jan. 1, 2020	Base Salary	Increase from 2019	Base Salary	Increase from 2018

P. Gordon Stothart CEO	$750,000	36.4%	$550,000	0.0%	$550,000	0.0%

Carol Banducci EVP & CFO	$486,875	0.0%	$486,875	2.5%	$475,000	0.0%

Craig MacDougall EVP, Growth	$485,000	5.1%	$461,250	2.5%	$450,000	0.0%

Oumar Toguyeni SVP, International Affairs & Sustainability	$385,000	4.8%	$367,465	2.5%	$358,502	2.9%

Bruno Lemelin SVP, Operations and Projects	$420,000	22.2%	$343,789	2.8%	$334,425	2.9%

Cash Incentive Plan (CIP)

The CIP’s purpose is to reward executive officers for sustained high performance based on annual performance objectives. The Corporation’s CIP performance metrics are reviewed by the HRCC and stretch targets are set at the beginning of each year in line with the Corporation’s budget and longer-term strategy. The overall approach taken by the HRCC to align pay with performance is reviewed regularly as the Corporation and market best practices evolve.

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Performance criteria established by the HRCC require executive officers to be evaluated against financial, operational, ESG and individual objectives that are designed to drive the achievement of annual objectives that are required to execute on long-term strategy. In setting and evaluating performance objectives, the HRCC recognizes that current and projected performance are the result of multiple years of cumulative work by management. The nature of the position and responsibilities of each executive officer define the performance criteria to be applied and their respective weightings.

While target levels of performance on CIP metrics are established as parameters, the HRCC has determined that fixed formulas could lead to an unwanted result that do not accurately reflect appropriate long-term performance and the financial position of the Corporation and, therefore, believes that informed judgment of the HRCC should be used to establish the overall compensation within the context of those pre-determined performance parameters. The Board can apply informed judgment to increase or decrease the awards from the formula-based calculations to reflect the Corporation’s and the executive officer’s performance for that year as well as the HRCC’s long-term assessment, recognizing that current year performance is influenced by multi-year activities.

Award targets are set as a percentage of base salary and the payout may range from 0% to 200% of target. Awards are capped at two times target.

The HRCC reviewed the CIP metrics and decided to maintain for 2020 the same metrics as in 2019 with the same definitions. The Corporation’s performance scorecard was composed of three categories: Financial, Operational and ESG; under which were a number of key performance indicators. The performance targets for these indicators were re-set to align with the Corporation’s 2020 strategy and budget. Therefore, these internal performance targets are set at a more stringent level than guidance provided to the external market in order to provide sufficient stretch in targets.

CIP Scorecard

Financial	Operational	ESG

Free Cash Flow Per Share (60%) All-In-Sustaining Costs (AISC) (40%)	Production (40%) Project Execution (30%) Reserve Replacement (15%) Additional Resources – Strategic Initiatives (15%)	Health & Safety (50%) Sustainability (50%) x ESG Scoring Factor (range 0.5 to 1.2)

CIP Formula

The formula illustrated below provides a starting point for the HRCC to determine CIP payouts. Target levels of performance on these criteria are established as guidelines but compensation can be adjusted at the HRCC’s informed judgment in order to achieve a fair result consistent with the pay-for-performance model or a result that is aligned with shareholder experience. The HRCC believes that fixed formulas may lead to an excessively high or low payout result that does not accurately reflect actual performance when viewed holistically. As a result, the HRCC believes the informed judgment applied by the Board should be the ultimate determinant of final, overall compensation within the context of those pre-determined guidelines.

The individual performance component is an additive factor in the formula and not a multiplier. The Corporation believes that an additive formula provides better control on the awards when each component, including the individual performance, is pre-weighted and capped. It ensures by design that the CIP awards remain within a pay-for-performance desired range. For all NEOs, the Corporation’s performance over the three CIP categories (Financial + Operational + ESG) accounts for 80% of the CIP award, while the remaining 20% is determined based on individual performance.

Base Salary x Target Bonus% x Financial Performance x (Weighting %) + Operational Performance x (Weighting %) + ESG Performance x (Weighting %) x ESG Scoring Factor + Individual Performance x (Weighting %) = CIP Award Informed judgment applied by the Board to the final performance scores.

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New in 2020

Zero Harm® is the Corporation’s commitment to continually strive to reach the highest standards in human health, minimize impact on the environment, and work co-operatively with host communities. While IAMGOLD’s commitment to Zero Harm® and Safety is the absolute core of the Corporation’s brand, and health, safety, environment and community practices are a foundation upon which it operates, the Corporation has started the transition to rebrand its commitment to ESG practices, with new, relevant metrics under evaluation.

With a heightened focus on the advancement of the Côté Gold project for 2020, a portion of the CIP bonus was allocated specifically to the project, as a leverage to drive performance. This is intended to be a one-time application to focus on the advancement of the project, up to the construction approval phase. The Côté Gold portion of the bonus was based on a scorecard that measured specific project milestones.

Financing (10%) Project Schedule Milestones (45%) 2020 Costs (25%) Cost Forecast (20%)

Each executive officer has a varied line of sight to project deliverables, based on their role. Accordingly, the weighting assigned to the Côté Gold portion of the CIP award also varied from 10% to 15% depending on the executive officer’s degree of direct involvement in the project in 2020. The Côté Gold project bonus portion of the CIP award was calculated based on the following formula:

Base Salary X CIP % allocated to the project X Cote Gold Scorecard Performance Result (0%-200%) = Cote Gold Portion of the CIP

In 2020, the total CIP targets were modified to accommodate the Côté Gold project incentive bonus thereby resulting in an overall increase of 10% (from 100% to 110%) in target for the CEO and 5% for the other executive officers. As the decision to commence construction of the Côté Gold was made in 2020, the Côté Gold CIP is a one-time award for 2020 and the targets will revert back to original levels in 2021.

Including the Côté Gold project targets, and respective weightings assigned by the Board for each NEO, in 2020 the full-year CIP targets were as follows:

Named Executive Officers Original CIP Target Revised CIP Target Cote Gold Project Total CIP Target for (%of Base Salary) (%of Base Salary) CIP Target 2020 (%of Base Salary) (%of Base Salary) P. Gordon Stothart CEO 100% 95% + 15% = 110% Carol Banducci EVP &CFO 75% 65% + 15% = 80% Craig MacDougall EVP, Growth 75% 65% + 15% = 80% Oumar Toguyeni SVP, international Affairs & Sustainability 65% 60% + 10% = 70% Bruno Lemelin SVP, Operations and Projects 65% 55% + 15% = 70%

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The weighting for each of the Corporation’s performance metrics, excluding the 2020 Côté Gold project, were as follows:

Named Executive Officers	CIP Target (% of Base Salary)	Financial Performance	Operational Performance	ESG Performance	Individual Performance

P. Gordon Stothart CEO	95%	35%	35%	10%	20%

Carol Banducci EVP & CFO	65%	45%	30%	5%	20%

Craig MacDougall EVP, Growth	65%	45%	30%	5%	20%

Oumar Toguyeni SVP, International Affairs & Sustainability	60%	30%	40%	10%	20%

Bruno Lemelin SVP, Operations and Projects	55%	30%	40%	10%	20%

For fiscal 2021, the CIP program will be enhanced, with the aim to simplify and to reinforce top down alignment within the Corporation. To simplify the executive compensation framework, the metrics for the Côté Gold project will be included within the corporate scorecard and not as a stand-alone Côté Gold bonus plan.

2020 CIP Performance

All performance measures used to determine CIP awards for NEOs are as disclosed below. Some measures are not consistent with generally accepted accounting principles (“non-GAAP”) and a description of each non-GAAP measure is disclosed in the footnotes of the following chart and detailed in Appendix E. The HRCC believes that in the context of an annual incentive plan like the CIP, non-GAAP measures can provide a more exact picture of what constitutes performance.

At the beginning of the year, a detailed definition is drafted for each measure and the HRCC approves all metric definitions along with their numeric targets. Targets are set based on the annual budget.

The Corporation sets an annual budget which is prepared in the context of a five-year forward-looking forecast and in conjunction with the full “life-of-mine” plans and requires executive officers to “outperform” them while operating responsibly. The nature of mining operations requires a long-term approach to mine design, operations, ore reserves, and exploration. Accordingly, the annual budget, which is the basis for the CIP objectives for the year, is designed to position the Corporation to deliver shareholder value over the longer-term.

Final performance outcomes relative to the approved targets are calculated and presented at the end of the year to the HRCC for approval. The HRCC may apply informed judgment to ensure appropriate alignment of pay and performance.

Fiscal 2020 was a unique year, with a number of challenges brought on by a global pandemic. The COVID-19 crisis resulted in notable impacts to operations, development projects and exploration activities. The Westwood mine was placed on government mandated care and maintenance from March 25th to April 13th. In addition to the COVID-19 impact, a seismic event occurred on October 30, 2020 which has resulted in a suspension of underground mining operations. At the Essakane mine, quarantine and administrative restrictions were initiated from April 8th to May 4th to reduce the transmission of COVID-19 in its workforce. Production, however, continued during the quarantine period. The Rosebel mine suspended operations as a result of a COVID-19 related work stoppage on June 12th and resumed mill and mine operations on July 22nd.

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Given an array of negative impacts, both direct and indirect of the global pandemic, on operations, and the countering positive impact of the higher gold price environment, the HRCC concluded that it was difficult to determine specific adjustments to account for impacts outside the control of management and decided to make no discretionary adjustments and to leave scores as originally calculated. The HRCC recognized that, given a challenging year, performance was stronger than the previous year but fell short of expectations and desired to reflect the shareholder experience in its decision.

Performance Category	Performance Measures	Weight	Performance Range			2020 CIP Performance(1)	2020 Score
			Threshold	Target	Maximum

Financial Performance	FCF per share(2)	60%	$-0.07/share	$0.03/share	$0.13/share	$0.36/share	Above maximum
	AISC per ounce(3)	40%	$1,150/oz	$1,103/oz	$1,060/oz	$1,232/oz	Below threshold

Overall Financial Performance Score							120.0%

Operational Performance	Production(4)	40%	700,000 oz	753,901 oz	780,000 oz	652,746 oz	Below threshold
	Project Execution(5)	30%	Overall below expectation	On time/ on budget	Overall above expectation	111%	Above target
	Reserve Replacement(6)	15%	50%	100%	200%	-45%	Below threshold
	Additional Resources – Strategic Initiatives(7)	15%	1.0 M oz	1.5 M oz	2.0 M oz	-0.77 M oz	Below threshold

Overall Operational Performance Score							33.3%

ESG Performance(11)	Health & Safety(8)	50%	DART of 0.80	DART of 0.57	DART of 0.47	DART of 0.46	Above maximum
	Sustainability(9)	50%	One level 5 community incident	No level 4 or 5 environment or community incident	Top 10 external sustainability ranking	No incident and multiple external recognitions	At maximum
	ESG Scoring Factor(10)					1.0	At target

Overall Health, Safety and Sustainability							200.0%

(1)  Please refer to Appendix E for reconciliation of non-GAAP and GAAP measures.

(2)  Free cash flow (“FCF”) is the cash flow generated from operations after tax, less annual capital expenditures required to sustain the business. It includes exploration expenditures, corporate general and administrative costs (“Corporate G&A”) and ongoing reclamation. This excludes amounts raised through equity and non-sustaining capital expenditures. For 2020 this is based upon actual gold prices and actual Free Cash Flow achieved. The number of Common Shares used to set target is equivalent to the number of Common Shares based on the diluted weighted average Common Shares disclosed in the financial statements at the end of the previous year (2019). Amounts indicated above are USD.

(3)  AISC includes cost of sales (excluding depreciation), Corporate G&A, by-product credits, accretion and amortization of closure liabilities, realized gains/losses from hedging and sustaining capital. It includes costs of joint ventures. This is then divided by the Corporation’s attributable ounces of gold sold by mine sites in commercial production to arrive at the AISC per ounce sold. Amounts indicated above are USD.

(4)  Production reflects the actual attributable production of gold relative to budgets/plan and includes all gold produced at operating mines and joint ventures.

(5)  At the beginning of each year, the HRCC approves the key projects and their performance indicators, and monitors the progress on a quarterly basis along with the other CIP metrics. Quarterly milestones are identified and evaluated at each quarter. Although this metric measures the success achieved in the year, the HRCC also has look back consideration to avoid potential biased carry forward of cost or any exceptional situation that would impact the result of this metric. The HRCC looks at a variety of indicators (e.g. capital expenses, schedule, specific milestones to achieve) to assess the execution of project and ultimately base their evaluation on “on time” and “on budget” execution.

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(6)  Reserve replacement looks at reserve replacement at operating mines and reserve conversions from resources resulting from evaluation studies at advanced greenfield projects (pre-feasibility or feasibility studies) and factors in cost optimization initiatives undertaken to achieve free cash flow targets.

(7)  This measure focuses on the successful addition of new resource ounces reported in a compliant mineral resource estimate that can be reported on the Corporation’s annual resource statement to provide a long-term project pipeline of development opportunities. It also considers delineation of additional resources at an existing operation to sustain long-term viability of the operation, exploration discovery leading to an estimate of an initial resource and any subsequent resource increases from ongoing delineation drilling programs, acquisition of a project for which a delineation drilling program commences with an objective to complete a resource estimate, and advancement of an advanced greenfield or development project by completing a preliminary economic assessment, pre-feasibility study or feasibility study which recommends proceeding to next stage. Reserve replacement under this metric is not also recognized under the Reserve Replacement metric.

(8)  Health & Safety is based on, among other related components, the severity and frequency of disabling incidents during the year. Safety is based on the Corporation’s current objective of a reduction in DART (frequency per 200,000 hours) for every mine pro-rated regionally and across the Corporation.

(9)  The sustainability factor is based on the severity of incidents and other environmental accomplishments within the given year, recognition and awards received in the area of ESG as well as ranking received as a top sustainable company.

(10) The ESG scoring factor is applied to the full ESG metric which ranges from 0.50 to 2.00. It is supported by an assessment of non-DART safety performance including, centrally, leading safety indicators (safety interactions and training), fatalities, level 3 environmental and community performance, and compliance with audits under the Towards Sustainable Mining (“TSM”) framework from the Mining Association of Canada, as well as any significant corporate social responsibility initiatives or achievements. The ESG scoring factor will also consider initiatives and actions undertaken to secure employees and assets from external threats.

(11) The maximum score for ESG performance cannot exceed 200% of target, including the ESG scoring factor.

2020 Côté Gold Scorecard and Performance

As previously described, a one-time Côté Gold project measure was added to CIP to focus on the advancement of the project. The performance results are summarized in the table below.

Performance Measures	Weight	Performance Range			2020 Score
		Threshold	Target	Maximum

Financing	10%	Project hedging 10% under plan	All finance targets achieved	Project hedging 10% over plan and additional debt financing achieved	85%

Schedule	45%	3% (absolute) behind plan	On schedule as per plan	3% (absolute) above plan	135%

Cost	25%	8% (relative) above plan	Costs as per plan	8% (relative) below plan	75%

Cost Forecast	20%	10% (relative) above plan	Cost forecast as per plan	10% (relative) below plan	100%

Total					108%

2020 CIP Individual Performance

Individual performance for the executive officers is reviewed by the HRCC and CEO, taking into consideration the accomplishment of the functional goals established by the CEO and approved by the HRCC and an assessment of each executive officer’s performance in the areas of leadership, teamwork, innovation, general and administrative cost management, and other individual objectives for the year. Sustained improvement in business performance over the prior year is also considered a factor in assessing individual performance.

Individual performance is weighted at 20% of each executive officer’s bonus and can range from 0% to 200% of target performance. The CEO appraises each executive officer’s performance, as described above and recommends to the HRCC an individual performance value within 0% and 200% of the 20% baseline. The HRCC appraises the CEO’s individual performance on the same basis and makes a recommendation to the Board for the Board’s consideration and approval of NEO performance.

It is emphasized that the individual performance component is designed as a means to reward execution and performance on matters “above and beyond” the regular duties expected of each executive officer’s position. The HRCC also ensures that items recognized in the individual performance score do not result in double counting in their interaction with other metrics. For example, superior performance in health and safety production or All-in Sustaining Costs (“AISC”) are captured within the parameters of those metrics so they would not automatically result in an elevated individual performance.

Individual performance objectives for each executive officer in 2020 were approved in December 2019 by the HRCC and vary according to the position held by the executive officer. These individual performance objectives are outlined in the table below. As described above, only extraordinary performance above and beyond the expected results for each executive officer’s objectives is considered in evaluating individual performance.

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P. Gordon Stothart CEO	2020 Individual Performance Result 100%

Zero Harm®:

Health & Safety

• Continued proactive management of COVID-19 with rapid response and strict protocols

• Outperformed DART by 10% (0.46 actual vs 0.57 target) and TRI by 23% (0.67 actual vs 0.94 target)

Environment, Social and Governance

• Recognized in Moody’s Governance rating (GA-1), Moody’s affiliate Vigeo Eiris (4/45 peers); Bloomberg Gender Equality Index 2020

• Contributed over $1.5 M to COVID-19 efforts in host countries

• Public-Private Partnership with Canadian Gov’t, One Drop Foundation, and Cowater on Triangle de l’Eau project to bring potable water to 200,000 people near Essakane

• Established Suriname Community Fund, with initial funding of $2.5 M to provide grants to local projects which demonstrate positive economic and/or social impacts

• Ongoing implementation of World Gold Council’s Responsible Gold Mining Principles

Financial:

• Demonstrated strong leverage to gold price with 280% year over year increase in total mine site FCF generating $223 million

• Ended year with almost $1 billion on balance sheet and nearly $1.5 billion in total liquidity

Reserves & Resources:

• Reported attributable reserves of 13.9 Million oz and attributable measured and indicated resources of 23.9 Million oz

Operations:

• Achieved mid-point of 2020 (revised) production guidance

• Achieve AISC below lower end of (revised) production guidance

• Completed sale of Sadiola (discontinued operation)

Projects:

• Côté Gold – announced start of Côté with over 60% of detail engineering completed; commenced early works and secured major earthworks contracts and most permits required for construction critical path; ground-breaking in September attended by Prime Minister, Premier, First Nation partner and other dignitaries

• Boto – received exploitation permit and advanced engineering to over 50%; ground-breaking ceremony for access road

• Districts: Gosselin delineation drilling; de-risking Boto; exploration at Nelligan

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Carol Banducci EVP & CFO	2020 Individual Performance Result 110%

Financial, Capital Markets, Risk and Governance:

• Maintained net cash position throughout year

• Completed $450M bond refinancing at 5.75% with 2028 maturity, reducing the cost of capital and extending the tenor of long-term debt

• Completed the 1-year extension of the credit facility

• Re-affirmed the Bond and Company credit ratings from S&P of B+ (stable) and Moody’s of B1 (stable)

• Continuously improved financial processes (quality and efficiency)

• Maintained strong governance, compliance, internal audit and risk management framework

• Extended market and media outreach, doubling number of investor meetings from 2019

• Managed multi-stakeholder communications regarding COVID-19 and other events

Operations & Projects:

• Implemented appropriate and limited hedging strategy for the Côté build period including gold collars, oil and FX

• Established accounting and administrative processes for projects (Côté, Boto, Saramacca UJV)

• Developed comprehensive disclosures based on evolving industry standards, regulations and accounting guidance and peer reviews for COVID-19, mine-site free cash flow and the Côté Gold Project construction

• Strengthened capital governance

• Ensured technology fit business needs and leveraged existing platforms to drive process improvement (work-from-home controls and support framework, enhanced cyber security)

Craig MacDougall EVP, Growth	2020 Individual Performance Result 120%

Exploration

Pitangui, Brazil:

• Updated resource, identifying over 400,000 oz in Indicated Resources

Rouyn Gold Project, Quebec:

• Reported further positive assay results from the drilling programs at Rouyn and Lac Gamble

• Commenced drilling on Astoria Area

Nelligan, Quebec:

• Extended mineralization at the Nelligan Gold Project

• Extended the Renard System to the west

Monster Lake, Quebec:

• Reported intersection of mineralization along strike

Transactions:

• Completed transaction to own 100% of Monster Lake

• Acquired option on Anik Property (near Nelligan) from Kintvar

• Eastern Borosi (Nicaragua) – divested 70% interest in asset

• Purchase and advancement of Fayolle as hub feed source

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Oumar Toguyeni SVP, International Affairs & Sustainability	2020 Individual Performance Result 105%

Zero Harm®:

COVID-19

• Secured required permits and authorization for people and supplies movement to maintain operations during the pandemic and amid travel restrictions

• Coordinated internal initiatives to support host governments and communities in international locations

Security

• Security plans updated to mitigate emerging risks and threats, for mining and exploration sites, logistic routes; active engagement with host governments to support security needs and plans

• Burkina and West Africa: zero security incidents recorded during the year despite the deteriorating situation. Achieved progress with key security projects and consolidation of security teams

• Suriname: New security arrangements with increased support from the government as well as working group are in place to effectively deal with unauthorized mining

Sustainability

• Sustainability strategies have been updated per country and site to protect our Social License to Operate and support adequate ESG reporting

• Start of the corporate initiative to promote Diversity, Equity & Inclusion.

International Affairs:

Burkina Faso:

• 1% Mining Community Development funds and Water Tax, progress on VAT refund

• Permits and authorization secured for Essakane major projects (Lao Pit, Mill upgrade)

• Effective monitoring of elections in Burkina and Côté d’Ivoire to minimize impact on Essakane logistics

Senegal:

• All key permits and approval obtained to support Boto’s construction

• Ground-breaking ceremony for access road construction

Suriname:

• Saramacca UJV transaction executed and payment received; UJV board set up and functioning

• Team successfully ensured smooth transition with new government to maintain to maintain goodwill and support

• Operationalization of the Rosebel Community Fund with functioning board and start of project funding

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Bruno Lemelin SVP, Operations and Projects	2020 Individual Performance Result 115%

Health & Safety:

• Continued proactive management of COVID-19 with rapid response and strict protocols

• Outperformed DART by 10% (0.46 actual vs 0.57 target) and TRI by 23% (0.67 actual vs 0.94 target)

• Westwood – safely extracted all 109 workers from underground following seismic event in third quarter

Rosebel:

• Embedded COVID-19 protocols, additional camp space to further ensure social distancing;

• Working with the Health Authorities, Union and other stakeholders, brought Rosebel back online from suspension following Union work stoppage with operations substantially back to normal levels by year end

• Completed critical path work for Saramacca, mining and delivering ore to the Rosebel mill since Q1

• Signed Saramacca UJV with Staatsolie

Essakane:

• Embedded COVID-19 protocols, additional camp space to further ensure social distancing

• Delivered free cash flows and achieved self-funding each quarter

• Worked through graphitic ore issues and with target of 400 koz production (100%)

Westwood:

• Embedded COVID-19 protocols and executed rapid ramp-up from provincially-mandated close

• On-plan production in Q1/Q2 despite being on care and maintenance for a portion of each quarter

• Filed updated NI 43-101 for Westwood underground gold mine

• Successful sourcing from Grand Duc per the hub & spoke model

Côté Gold:

• Announced start of Côté Gold with over 60% of detail engineering completed; commenced early works and secured major earthworks contracts and most permits required for construction critical path; ground-breaking in September attended by Prime Minister, Premier, First Nations partner and other dignitaries

Boto:

• Received exploitation permit and advanced engineering to over 50%; ground-breaking ceremony for access road

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2020 CIP Awards

The following chart illustrates the calculation of the CIP award for each NEO, based on 2020 performance. These awards are representative of the Corporation’s performance in 2020 as well as each executive officer’s personal achievements in the year. In 2020, with Board agreement, the HRCC applied their informed judgment in light of shareholder experience and overrode CIP results to a maximum limit of 100% of target for all executive officers. The HRCC capped the results of the CIP for all executive officers, not only the NEOs, and, where appropriate, reduced the CIP award accordingly.

	CIP Target (Prorated)	Corporate Performance	Individual Performance	Côté Gold Performance	CIP Earned for 2020	Award as a % of Target (Prorated)

P. Gordon Stothart * CEO	$779,900	91%	100%	108%	$745,000	96%

Carol Banducci EVP & CFO	$389,500	92%	110%	108%	$383,000	98%

Craig MacDougall * EVP, Growth	$344,562	85%	120%	108%	$327,000	95%

Oumar Toguyeni * SVP, International Affairs & Sustainability	$247,029	86%	105% (SVP) 150% (VP)	108%	$235,000	95%

Bruno Lemelin SVP, Operations and Projects	$294,000	87%	115%	108%	$285,000	97%

Executive officers marked with an asterisk were promoted during 2020, resulting in a change in CIP targets, scorecard weightings and performance results according to level. The CIP targets, performance and awards for Mr. Stothart, Mr. MacDougall and Mr. Toguyeni are prorated based on the date at which each executive officer was promoted to a new role in 2020. Mr. Toguyeni received an individual performance rating of 150% as a Vice President and 105% rating in his role as SVP, International Affairs & Sustainability.

Equity Incentive Plan (EIP)

The purpose of the EIP is to retain top talent and reward long-term sustained performance. The EIP is designed to align with shareholder experience by rewarding long-term growth measured by the multi-year progress and trajectory of key business metrics that define the value of the Corporation. The EIP program is, therefore, an integral part of the executive compensation construct.

A number of vehicles are used, with staggered and overlapped vesting schedules to ensure that executive officers continually focus on future value creation.

2020 2021 2022 2023 2024 2025 2026 2027 2028 Performance-based Share Units Fiscal 2020 Performance Feb 2021 Grant Feb 2024 Cliff Vest Options Fiscal 2020 Performance Feb 2021 Grant 20% Vest 20% Vest 20% Vest 20% Vest 20% Vest Feb 2028 Expire

New in 2020

There is a heighted focus on the advancement of the Côté Gold project to ensure the construction is completed on budget and on schedule in three years. Therefore, a new, one-time Côté Gold performance-based unit was created with a 3-year cliff vesting to align with the construction deadline. As previously indicated, a portion of the 2020 EIP grant was allocated to Côté Gold performance-based units which vests conditionally, on pre-set project completion schedule and cost metrics.

The Côté Gold incentive components were purposefully limited to a one-time application with the CIP component focused on the advancement of the project, up to the construction approval and early construction phase, and the EIP component in the form of Côté Gold performance-based unit grant aligns with the duration of the project construction phase.

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EIP Formula

The formula used to determine EIP awards is illustrated below.

Base Salary X EIP Target (% of base salary) + EIP Scoring Factor (80%-120%) = EIP Award Grant Allocation / Mix of EIP Vehicles

EIP Target

The EIP target is based on a percentage of base salary. The target was established by analyzing historical values of EIP granted to executive officers in high and low performance years, as well as market comparison of peers, and are considered to be fair and well-aligned with the Corporation’s executive compensation principles and objectives.

For 2020, to provide Executives with additional motivation in achieving the long-term success of the Côté Gold project, the targets were modified to accommodate the one-time Côté Gold performance-based unit grant, which resulted in an overall increase of 20% (from 200% to 220%) of the target for the CEO and 5% for certain executive officers who were considered to be more closely involved with the project. It is intended that the EIP targets will revert back to the original values for 2021.

The change for 2020 in the total EIP targets are outlined in the table below:

Named Executive Officers	Original EIP Target (% of Base Salary)	Revised Total EIP Target with Côté Gold EIP for 2020 (% of Base Salary)

P. Gordon Stothart CEO	200%	220%

Carol Banducci EVP & CFO	150%	155%

Craig MacDougall EVP, Growth	150%	155%

Oumar Toguyeni SVP, International Affairs & Sustainability	130%	No change

Bruno Lemelin SVP, Operations and Projects	130%	135%

EIP Scoring Factor

The EIP grant, is performance-based and depends on both the Corporation’s and the executive officer’s performance. In establishing the specific grant value, the HRCC considers key indicators of long-term performance to determine the EIP Scoring Factor, with a range of 80% to 120% of the target.

The HRCC also considers shareholder experience, management’s ability to perform in the given economic climate, current share price, equity valuations, share ownership levels and total equity granted as a percentage of the outstanding Common Shares of the Corporation. Actual awards are determined by the HRCC for recommendation to the Board following completion of the financial year, once audited corporate results are available and individual performance is assessed.

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Grant Allocation

The value and number of EIP awards granted in a year are 100% performance-based and are granted as either options or full-value equity awards. The value and number of options and full value equity awards granted are determined by the Board based on its informed judgment of the alignment of the Corporation’s performance with shareholder experience. Both options and full value equity awards have post-grant criteria, with options vesting over five years and full value equity awards vesting after three years. Certain full value equity awards have additional post grant performance criteria that are assessed at the time of vesting. For EIP earned in 2020 and granted in Q1 2021 the percentage of each category of performance-based equity awards and descriptions thereof are provided below (for the determination of the value and number of equity awards please refer to section titled 2020 EIP Grants on page 51)

100% Performance-Based Grant 35% Performance-Based Units, TSR and ROIC 15% Cote Gold Performance-Based Units 25% Performance-Based Units, Time Vesting 25% Performance-Based Options, Time Vesting

Performance-Based Units with Additional Post-Grant Performance Criteria – 35%

35% of the 2020 grant is in the form of performance-based units with additional post grant performance-vesting criteria. These units vest conditional on two pre-determined performance criteria: TSR, weighted at 75%, and average ROIC, weighted at 25%. The performance achieved may result in a maximum potential for the number of units granted to be increased (up to 150% of target) if the Corporation outperforms its performance targets or decreased (to as low as 0% of target) if performance targets are not met. Depending on performance, such performance-based units vest after 36 months and are settled in Common Shares.

TSR will be measured based on the volume-weighted average share price for the month of December. If the Corporation’s TSR outperforms the index but is negative, the category score will default to 100% (target). These scores are calculated on a linear basis.

Relative TSR (weighted at 75%)

Performance	Vesting

75th Percentile	150%

50th Percentile of Index	100% (target)

25th Percentile	25%

Below 25th Percentile	0%

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ROIC measures the three-year average return generated by capital invested at operating mines. Average ROIC is measured by dividing Adjusted EBITDA (“EBITDA”) by average Invested Capital. Adjusted EBITDA equals Adjusted Earnings before interest, taxes and depreciation. The adjustments to EBITDA will be similar to those included in Adjusted Earnings disclosed in the Management’s Discussion & Analysis (“MD&A”). The average Invested Capital includes equity, non-controlling interests and debt, and excludes cash and short-term investments as well as assets not subject to depreciation. The HRCC will consider the impact of major improvements or deterioration in the price of gold and its impact when approving final score.

Average ROIC (weighted at 25%)

Performance	Vesting

32.6%	150%

29.9%	100% (target)

23.6%	25%

<23.6%	0%

Côté Gold Performance-Based Units with Additional Post-Grant Performance Criteria – 15%

15% of the 2020 EIP grant awards are in the form of the new, one-time Côté Gold performance-based units, with an additional post-grant performance criteria. This EIP grant also vests conditional on two pre-determined performance criteria: project schedule, weighted at 50% and project cost, weighted at 50%. The performance achieved may result in a maximum potential for the number of units granted to be increased (up to 150% of target) if the Corporation outperforms its performance targets or decreased (to as low as 0% of target) if performance targets are not met. Depending on performance, such performance-based units cliff vest after 36 months and are settled in Common Shares.

Project Schedule (weighted at 50%)

Performance	Vesting

90 days ahead of Plan	150%

On Plan	100% (target)

90 days behind Plan	25%

>90 days behind Plan	0%

Project Cost (weighted at 50%)

Performance	Vesting

10% (relative) below Plan	150%

On Plan	100% (target)

10% (relative) above Plan	25%

>10% above Plan	0%

Performance-Based Units, Time Vesting – 25%

25% of the 2020 performance-based EIP grant cliff-vests after 36 months and is settled in Common Shares. The value and number of such units granted is determined based on a multi-factor assessment of performance with the intention of aligning total compensation with shareholder experience.

Options – 25%

While options were not granted in 2020 for performance in 2019, 25% of the performance-based EIP grant awards for performance in 2020 are in the form of options. Options allow a staggered and overlapped vesting schedule to ensure that Executives continually drive the creation of shareholder value over the long-term. Consistent with the Share Incentive Plan, options granted in 2020 will vest in equal tranches (20%) over five years following the date of grant and expire after seven years from the date of grant.

The number of options granted is based on a multi-factor assessment of performance (in combination with other equity vehicles described above) with the intention of having total compensation aligned with shareholder experience. Consideration is also given to the Corporation’s Common Share price relative position in the gold price commodity cycle and to option grants in previous years.

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2020 EIP Grants

Actual awards are determined by the HRCC for recommendation to the Board following completion of the financial year, once audited corporate results are available and individual performance is assessed.

The HRCC noted that, while it was a challenging year and the Corporation’s performance fell short of expectations on key elements, at the same time, in 2020 the Corporation accomplished outstanding recognition for its ESG practices, critical advancement of its Côté Gold and Boto Gold projects, important achievements at its three operating mines and in exploration and a positive financial position. Nevertheless, with a bottom quartile positioning of relative TSR at the end of 2020 and low share price, the HRCC considered the overall performance to be low and, to align with shareholder experience, opted for a conservative approach in allocating the 2020 EIP grants and determined a performance-based Scoring Factor of 80% of target was appropriate.

The number of units were determined using $4.39 which is the weighted average closing price of the Corporation’s Common Shares on the 20 consecutive trading days ending February 12, 2021. The market value of the grant is calculated using $4.18 which was the Corporation’s closing Common Share price on the TSX on the date of grant, February 22, 2021. The table below summarizes the 2020 target grant values and the actual EIP grant values (as granted in Q1 2021).

Named Executive Officers	Full Year Target EIP Grant	2020 Target EIP Grant (Prorated)	Actual 2020 EIP Grant(1)	As a Percentage of Target Value (80% to 120%)	As a Percentage of Prorated Target Value (80% to 120%)

P. Gordon Stothart * CEO	$1,650,000	$1,528,230	$1,178,559	71%	77%

Carol Banducci EVP & CFO	$754,656	$754,656	$577,808	77%	77%

Craig MacDougall * EVP, Growth	$751,750	$665,665	$515,203	69%	77%

Oumar Toguyeni * SVP, International Affairs & Sustainability	$500,500	$449,512	$369,219	74%	82%

Bruno Lemelin SVP, Operations and Projects	$567,000	$567,000	$452,661	80%	80%

(1)  Market value is calculated using $4.18, which was the Corporation’s closing share price on the TSX on the grant date of February 22, 2021.

*   Mr. Stothart, Mr. MacDougall and Mr. Toguyeni were promoted during the year. EIP targets and awards are based on prorated targets for time spent in each role. For Mr. Stothart, the 2020 target EIP is calculated using 165% target EIP and $550,000 salary until February 29, 2020 and 220% EIP target and $750,000 salary from March 1, 2020. For Mr. MacDougall, the 2020 target EIP is calculated using 135% EIP target and $461,250 salary until August 31, 2020 and 155% EIP target and $485,000 salary after September 1, 2020. For Mr. Toguyeni, the 2020 EIP target is calculated based on the EIP award as a Vice President (which is calculated as 160% of the CIP award as a Vice President) until April 5, 2020 and 130% EIP target and $385,000 salary after April 6, 2020.

Named Executive Officers	2020 EIP Grant Value $	2020 Option-Based Awards		2020 Share Based Awards (additional performance-vesting)		2020 Share Based Awards (time-vesting)
		$	#	$	#	$	#

P. Gordon Stothart CEO	$1,178,559	$300,759	145,000	$585,200	140,000	$292,600	70,000

Carol Banducci EVP & CFO	$577,808	$147,268	71,000	$288,420	69,000	$142,120	34,000

Craig MacDougall EVP, Growth	$515,203	$134,823	65,000	$254,980	61,000	$125,400	30,000

Oumar Toguyeni SVP, International Affairs & Sustainability	$369,219	$93,339	45,000	$188,100	45,000	$87,780	21,000

Bruno Lemelin SVP, Operations and Projects	$452,661	$114,081	55,000	$229,900	55,000	$108,680	26,000

Historical burn rates are showed in a table on page 67.

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5. CEO’S COMPENSATION FOR 2020

The HRCC annually reviews the talent management and succession planning framework used for the NEOs and other executive officers, as well as the annual talent management plan. As part of the in-camera discussion on the CEO’s performance, the HRCC members update the CEO succession plan and assess potential risks related to this plan.

In Q1 2020, the Corporation announced, effective March 1, 2020, the appointment of Mr. Stothart as CEO and as a director of the Corporation, resulting from the retirement of Mr. Letwin. The HRCC and the Board sought to ensure alignment of the new CEO’s total direct compensation with the Corporation’s pay-for-performance philosophy and guiding principles.

2020 Total Direct Compensation

As a new CEO, Mr. Stothart’s base salary was set at $750,000, with a target CIP at 110% of salary and a target EIP of 220% of salary, resulting in a target total direct compensation of $3.2 million for 2020, including the one-year application of the Côté Gold incentive awards. Mr. Stothart’s compensation was deliberately set below the 25th percentile of target total direct compensation of CEOs in the Corporation’s peer group, and 25% below the prior CEO’s target total direct compensation, with the intention to phase-in compensation over a multi-year period to align with his growth into the role. In reviewing Mr. Stothart’s development over the year, it was determined that his base salary required an adjustment commensurate to his progression into the role. In early 2021 an adjusted annual base salary of $900,000 was approved.

Similar to other executive officers, Mr. Stothart was awarded an additional target CIP of 10% of salary (an increase from 100% to 110%) and an additional EIP grant of 20% of salary (an increase from 200% to 220%), specifically related to the performance of the Côté Gold project for 2020. Incentive targets are intended to revert back to original target levels in 2021. The additional EIP award was in the form of performance-based units with metrics tied directly to performance metrics on Côté Gold project execution. With these additional incentives, his target total direct compensation is still lower than the 25th percentile of IAMGOLD’s peer group.

The table below shows the target total direct compensation approved for Mr. Stothart in 2020 as CEO in comparison to the former CEO’s compensation in 2019.

	CEO Target Total Direct Compensation

	2019 (Stephen Letwin)	2020 (P. Gordon Stothart)	Percentage Change in Compensation

Base Salary	$925,000	$750,000	-19%

CIP at Target	$1,156,250 (125% of Salary)	$825,000 (110% of Salary)	-29%

EIP at Target	$2,220,000 (240% of Salary)	$1,650,000 (220% of Salary)	-26%

Total Direct Compensation	$4,301,250	$3,225,000	-25%

Actual total direct compensation for Mr. Stothart for 2020 was $2,642,790, reflecting two months as President and Chief Operating Officer and ten months as CEO, 82% of the target total direct compensation of $3,225,000 at the CEO level and 87% of the prorated target total direct compensation of $3,027,361.

Target Total Direct Compensation Prorated Target Total Direct Compensation Actual Total Direct Compensation 0 500 1,000 1,500 2,000 2,500 3,000 3,500 Base CIP EIP

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2020 Accomplishments under the CEO’s Leadership:

With the onset of the global COVID-19 crisis in March of 2020, the Corporation found itself addressing the new and urgent challenges set before it in addition to the goals already set for the year. As a result, original guidance had to be updated. With a focus on core values and commitments, Mr. Stothart acted, overseeing the following key accomplishments:

•	Attributable gold production of 653,000 ounces and attributable gold sales of 646,000 ounces.

•	Total cash costs of $984 per ounce produced, at the low end of updated guidance.

•	All-in sustaining costs of $1,232 per ounce sold, below the low end of updated guidance.

•

Approximately $986 million in cash, cash equivalents, short-term investments, including restricted cash of $39 million, as at December 31, 2020. This cash position, coupled with a largely undrawn $500 million credit facility, brings the total available liquidity to nearly $1.5 billion.

Additional highlights of achievements are summarized in the table below.

Corporate Highlights	Operational Highlights

Strong leverage to gold price with 280% year over year increase in mine site FCF generating $223 Million	Essakane: continued to deliver with Q4 being the strongest of the year

Ended the year with almost $1 billion on the Balance Sheet and nearly $1.5 billion in available liquidity	Rosebel: demonstrated strong increase in mining rates in Q4

Continued proactive management of COVID-19 with rapid response and strict protocols	Westwood: FCF positive, significant resource base including in surrounding region, cautious approach while in care and maintenance

Recognized for leading practices in ESG	Execution of growth plan: Côté Gold construction progressing, early start to major earthworks

Reviewed management team bench strength	Developing districts: Gosselin delineation drilling; de-risking Boto; Nelligan

Investor Outreach 294 meetings held with investors globally, over twice that of 2019 Environment, Social & Governance Recognized in Moodys Governance rating (GA-1), Moodys affiliate Vigeo Eiris ranking (4th of 45 peers), Bloomberg Gender Equality Index 2020 Contributed over $1.5 M to COVID-19 efforts in host countries Public-Private Partnership with Canadian Government, One Drop Foundation, and Cowater on Triangle de lEau project, completion Phase 1 to bring potable water to over 60,000 people near Essakane Suriname Community Fund, with initial funding of $2.5 M to provide grants to local projects which demonstrate positive economic and/or social impacts Ongoing implementation of World Gold Councils Responsible Gold Mining Principles Financial Maintained net cash position throughout year Maintained strong credit ratings Refinanced bonds with lower rate of 5.75% and extension of maturity to 2028 Implemented appropriate and limited hedging strategy for the Cote build period including gold collars, oil and FX Reserves and Resources Attributable reserves of 16.7 Moz and attributable measured and indicated resources of 27.2 Moz Boto Gold Project Received exploitation permit and advanced engineering to over 50% Ground-breaking ceremony for access road with local dignitaries Cote Gold Project Approval of the Cote Gold Project to proceed to construction with over 60% of detail engineering completed; successful start with a rigorous governance structure in place Commenced early works and secured major earthworks contracts and most permits required for construction critical path Ground-breaking in September attended by PM, Premier, FN partner and other dignitaries

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Operations Westwood: Safely extracted 109 workers from underground following seismic event on Oct 30 Embedded COVID-19 protocols and executed rapid ramp-up from provincially-mandated close On-plan production in Q1/Q2 despite being on C&M for a portion of each quarter Filed updated NI 43-101 for Westwood underground gold mine Successful sourcing from Grand Duc per the hub & spoke model With investigation and assessment of business continuity concurrently underway, mill operations restarted Nov 4, processing stockpile and Grand Duc ore Purchase and advancement of Fayolle as hub feed source Rosebel: Embedded COVID-19 protocols and added camp space to further ensure social distancing Working with the Health Authorities, Union and other stakeholders, brought Rosebel back online from suspension following Union work stoppage with operations substantially back to normal levels by year end Completed critical path work for Saramacca, mining and delivering ore to the Rosebel mill since Q1 Signed Saramacca UJV with Staatsolie Essakane: Embedded COVID-19 protocols and added camp space to further ensure social distancing Delivered FCFs and self-funding each quarter Worked through graphitic ore issues, achieving target production Sadiola: Completed sale of the Sadiola Gold Mine, located in western Mali

Pay-for-Performance Alignment

The HRCC monitors the CEO’s compensation in relation to the value created for the shareholders, the Corporation’s performance over the most recently completed financial year and for the 3-5 previous years, as well as the CEO’s compensation in relation to the compensation of the other CEOs amongst the IAMGOLD peer group. While the Corporation would like to outline pay-for-performance alignment, given a new CEO, with partial year compensation, there is limited data to run such analysis. It is expected that the illustrations of the President and CEO’s pay-for-performance alignment will be reintroduced again in the future, once Mr. Stothart has more compensation history in the role.

Share Ownership

Mr. Stothart surpasses his Common Share ownership requirements as CEO of 3x salary. On December 31, 2020, his accumulated equity was 4.5x his base salary, as indicated below:

Outstanding Share Units(1)		Common Shares		Total Value $	Share Ownership Requirement $
#	$	#	$

405,800	$1,895,086	313,156	$1,462,439	$3,357,525 (4.5x Salary)	$2,250,000 (3x Salary)

(1)	At the closing price of $4.67 on December 31, 2020. Includes only Common Shares and eligible share units.

6. SHARE PERFORMANCE GRAPHS

The following graph compares the cumulative total return for $100 invested in Common Shares of the Corporation on the TSX on December 31, 2015 with the cumulative total return of the S&P/TSX Composite Index and the S&P/ TSX Global Gold Index for the five most recently completed financial years. In 2016 and 2017, the Corporation’s share price has grown considerably and outperformed the Index over the period until the end of 2019.

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IAMGOLD Performance versus the Market

IAMGOLD Cumulative Value of $100 Investment versus Relevant Market Indices

From December 31, 2015 to December 31, 2020

IAMGOLD Cumulative Value of $100 Investment versus Relevant Market Indices From December 31, 2015 to December 31, 2020 $400 $350 $100 $150 $200 $250 $300 $50 $0 2015-12-31 2016-12-31 2017-12-31 2018-12-31 2019-12-31 2020-12-31 IAMGOLD Corporation $100 $263 $372 $254 $246 $237 S&P/TSX Composite Index $100 $121 $132 $120 $148 $156 S&P/TSX Global Gold Index $100 $151 $153 $148 $209 $255 IAMGOLD Corporation $163 41% -32% -3% -4% S&P/TSX Composite Index 21% 9% -9% 23% 6% S&P/TSX Global Gold Index 51% 1% -3% 41% 22%

The graph below illustrates the total cumulative return on a $100 investment in the Corporation’s share over the period of December 31, 2015 to December 31, 2020 compared with the cumulative total return of the S&P/TSX Global Gold Index (the “Index”) during the same period, along with total compensation awarded to the CEO as well as the total compensation awarded to all the NEOs, over the same period and as disclosed in the “Summary Compensation Table”.

The Corporation’s share price has grown considerably and outperformed the Index over the period until the end of 2019. CEO and total NEO compensation has followed a similar trend as the Corporation’s share price over this 5-year period, including a decline in compensation in 2019 and 2020 that is relatively greater than the decline of the $100 investment.

Change in CEO’s and NEO’s Total Compensation versus IAMGOLD Cumulative Value of $100 Investment

From December 31, 2015 to December 31, 2020

Change in CEOs and NEOs Total Compensation versus IAMGOLD Cumulative Value of $100 Investment From December 31, 2015 to December 31, 2020 $400 $350 $300 $250 $100 $150 $200 $50 $0 2015-12-31 2016-12-31 2017-12-31 2018-12-31 2019-12-31 2020-12-31 IAMGOLD (IMG/T) $100 $263 $372 $254 $246 $237 S&P/TSX Composite $100 $121 $132 $120 $148 $156 S&P/TSX Global Gold $100 $151 $153 $148 $209 $255 NEO Compensation (SCT) $100 $184 $197 $157 $148 $122 CEO Compensation (SCT) $100 $202 $234 $202 $183 $120 IAMGOLD (IMG/T) - % Change 163% 41% -32% -3% -4% S&P/TSX Composite - % Change 21% 9% -9% 23% 6% S&P/TSX Global Gold - % Change 51% 1% -3% 41% 22% NEO Compensation (SCT) - % Change 84% 7% -20% -6% -17% CEO Compensation (SCT) - % Change 102% 16% -14% -9% -34%

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7. SUMMARY COMPENSATION TABLE

The following table sets out total compensation for the NEOs in the most recently completed financial year as well as the two previous financial years.

Named Executive Officers(1)	Year	Salary ($)	Share-based Awards (2) ($)	Option-based Awards (3) ($)	Annual Incentive Plans(4) ($)	Long-term Incentive Plans ($)	Pension Value(5) ($)	All Other Comp.(6) ($)	Total Comp. ($)

P. Gordon Stothart CEO (as of March 1, 2020)	2020	719,231	877,800	300,759	745,000	–	27,830	67,327	2,737,947
	2019	550,000	752,400	0	430,100	–	26,500	57,460	1,816,460
	2018	550,000	425,700	430,100	400,000	–	26,230	48,518	1,880,548

Carol Banducci EVP & CFO	2020	486,875	430,540	147,268	383,000	–	23,548	54,559	1,525,790
	2019	475,000	580,800	0	322,406	–	23,041	50,389	1,451,636
	2018	475,000	331,100	316,250	320,000	–	22,618	48,725	1,513,693

Craig MacDougall EVP, Growth (as of September 1, 2020)	2020	469,380	380,380	134,823	327,000	–	15,903	36,298	1,363,784
	2019	450,000	475,200	0	275,681	–	15,560	35,939	1,252,380
	2018	450,000	283,800	303,600	290,000	–	15,143	37,328	1,379,871

Oumar Toguyeni SVP, International Affairs & Sustainability (as of April 6, 2020)	2020	380,417	275,880	93,339	235,000	–	13,915	396,154	1,394,705
	2019	358,502	225,746	0	179,229	–	0	276,036	1,039,514
	2018	348,398	230,777	76,927	205,137	–	0	307,569	1,168,808

Bruno Lemelin SVP, Operations and Projects (as of March 15, 2020)	2020	405,344	338,580	114,081	285,000	–	20,873	45,899	1,209,776
	2019	347,288	252,100	0	200,153	–	20,423	58,570	878,534
	2018	291,209	226,690	75,564	201,503	–	9,063	200,251	1,004,279

Stephen J.J. Letwin Former CEO (retired March 1, 2020)	2020	142,308	0	0	181,000	–	7,115	1,418,759	1,749,182
	2019	925,000	1,815,000	0	1,072,422	–	27,230	321,652	4,161,304
	2018	925,000	1,182,500	1,138,500	1,025,000	–	26,500	295,522	4,593,022

(1)

All NEOs receive their compensation in Canadian dollars. Mr. Stothart was appointed CEO effective March 1, 2020. Mr. MacDougall was promoted to the role of EVP, Growth effective September 1, 2020. Mr. Toguyeni was promoted to SVP, International Affairs and Sustainability effective April 6, 2020. Mr. Lemelin was promoted to SVP, Operations and Projects effective March 15, 2020. Mr. Letwin retired effective March 1, 2020.

(2)

Represents the total market value of performance-based unit EIP award, other than options, on grant date. The HRCC grant decisions were based on granting a dollar value and then a corresponding number of units. In 2020, the number of units was determined using $4.39 which is the 20-day volume weighted average closing price ending February 12, 2021. The value of the units granted is determined by multiplying the number of units by the fair value which is the closing price of an IAMGOLD Common Share on the TSX on the date of the grant. For 2020, the grant date was February 22, 2021 and the fair value was $4.18. For 2019, the grant date was March 27, 2020 and the fair value was $3.30. For 2018, the grant date was February 25, 2019 and the fair value was $4.73.

(3)

Represents the option value granted to the executive officers. The Black-Scholes model is used to calculate the value of the options. The 2020 grant value was calculated using the Black-Scholes model and the following assumptions: volatility – 57.07%, dividend yield – 0%, interest rate – 0.64%, expected life – 5 years and exercise price $3.99 based on IAMGOLD’s closing price on the TSX the trade day preceding the date of grant (February 19, 2021) and a fair value of $2.07. No options were granted for 2019. The 2018 grant value was calculated using the Black-Scholes model and the following assumptions: volatility – 62.40%, dividend yield – 0%, interest rate – 1.81%, expected life – 5 years and exercise price $4.74 based on IAMGOLD’s closing price on the TSX the trade day preceding the date of grant (February 22, 2019) and a fair value of $2.53.

(4)	Represents the CIP bonuses paid to the NEOs. 2020 Bonuses were calculated and awarded as described in the CIP section above. CIP bonuses are paid in the first quarter of the following year.
(5)	Represents the employer contributions to the executive officers’ pension plan.
(6)

Includes employer contributions to the Share Purchase Plan, additional disability insurance premium available exclusively to the NEOs and perquisites. For Mr. Stothart, employer’s contributions to the Share Purchase Plan were $26,106 and additional disability insurance premiums were $41,221. For Ms. Banducci, employer’s contributions to the Share Purchase Plan were $18,206 and additional disability insurance premiums were $23,970. For Mr. MacDougall, employer’s contributions to the Share Purchase Plan were $17,248 and additional disability insurance premiums were $19,050. For Mr. Toguyeni, employer’s contributions to the Share Purchase Plan were $13,006, additional disability insurance premiums were $11,162 USD, expatriate premiums including completion bonuses were $272,708, living expenses paid for by IAMGOLD were 19,545,346 XOF and payouts for unused vacation were $49,639. For Mr. Lemelin, employer contributions to the Share purchase Plan were $14,830, additional disability insurance premiums were $10,813. Mr. Lemelin also received a moving allowance of $16,154. For Mr. Letwin, employer’s contributions to the Share Purchase Plan were $9,339, housing allowance including a tax gross-up was $109,659 and severance payments were 1,208,559

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Cost of Management

The table below shows the link between the Corporation’s performance and the NEO’s compensation by comparing the Total Cost of the NEOs’ compensation with Operating Cash Flow and Total Equity, over the last three years.

Year	Total Cost of NEOs’ Compensation(1)	As a % of Operating Cash Flow	As a % of Total Equity

2020	$8,232,002	1.8%	0.3%

2019	$9,949,536	2.1%	0.3%

2018	$10,597,134	4.3%	0.3%

(1)	“Total Cost of NEO’s Compensation” represents the total compensation as disclosed in the Summary Compensation Table. For 2020, this excludes the former CEO.

8. INCENTIVE PLAN AWARDS

Outstanding Share-based Awards and Option-based Awards

The following table sets out NEOs’ all option-based and full value share-based awards outstanding as at December 31, 2020. The value of these awards is calculated using the closing market Common Share price on the TSX of $4.67 as of December 31, 2020, the last trading day of 2020.

	Option-based Awards				Share-based Awards

Named Executive Officers	Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised in-the-money Options	Number of Common Shares or Units of Common Shares that have not Vested	Market or Payout Value of Common Shares or Units of Common Shares that have not Vested	Market or Payout Value of Vested Common Shares or Units of Common Shares not yet Paid or Distributed

P. Gordon Stothart					405,800	$1,895,086	$0
	110,000	$4.38	25-Feb-2021	$31,900
	110,000	$2.99	24-Feb-2022	$184,800
	160,000	$3.26	23-Feb-2023	$225,600
	232,600	$5.24	28-Feb-2024	$0
	158,800	$6.86	26-Feb-2025	$0
	170,000	$4.74	25-Feb-2026	$0

Total	941,400			$442,300	$405,800	$1,895,086

					311,000	$1,452,370	$0
	110,000	$4.38	25-Feb-2021	$31,900
	110,000	$2.99	24-Feb-2022	$184,800
Carol	100,000	$3.26	23-Feb-2023	$141,000
Banducci	164,200	$5.24	28-Feb-2024	$0
	117,600	$6.86	26-Feb-2025	$0
	125,000	$4.74	25-Feb-2026	$0

Total	726,800			$357,700	$311,000	$1,452,370

Craig MacDougall					251,100	$1,172,637	$0
	70,000	$4.38	25-Feb-2021	$20,300
	42,000	$2.99	24-Feb-2022	$70,560
	56,000	$3.26	23-Feb-2023	$78,960
	104,000	$5.24	28-Feb-2024	$0
	85,300	$6.86	26-Feb-2025	$0
	120,000	$4.74	25-Feb-2026	$0

Total	477,300			$169,820	251,100	$1,172,637

Oumar Toguyeni					159,598	$745,323	$0
	8,800	$3.26	23-Feb-2023	$12,408
	33,000	$5.24	28-Feb-2024	$0
	25,600	$6.86	26-Feb-2025	$0
	30,406	$4.74	25-Feb-2026	$0

Total	97,806			$12,408	159,598	$745,323	$0

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Bruno Lemelin					153,920	$718,806	$0
	14,400	$3.26	23-Feb-2023	$20,304
	18,900	$5.24	28-Feb-2024	$0
	17,900	$6.86	26-Feb-2025	$0
	29,867	$4.74	25-Feb-2026	$0

Total	81,067			$20,304	153,920	$718,806	$0

Stephen J.J. Letwin					1,015,000	$4,740,050	$0
	90,000	$3.26	23-Feb-2023	$126,900
	250,000	$5.24	28-Feb-2024	$0
	215,000	$6.86	26-Feb-2025	$0
	360,000	$4.74	25-Feb-2026	$0

Total	915,000			$126,900	1,015,000	$4,740,050

The table below shows the aggregate value of options and full value share-based units that vested during 2020. For the options, the value was computed by calculating the difference between the market price at vesting and the exercise price at time of grant. For the full value share-based units, value was determined by multiplying the number of units that vested by the market value of the underlying Common Shares at the vesting date.

Value of Vested or Earned Awards during the Year

Named Executive Officers	Option-Based awards – Value vested during the year(1)	Share-Based awards – Value vested during the year(2)	Non-equity incentive plan compensation – Value earned during the year(3)

P. Gordon Stothart CEO	$68,520	$482,032	$745,000

Carol Banducci EVP & CFO	$57,840	$340,280	$383,000

Craig MacDougall EVP, Growth	$37,940	$215,448	$327,000

Oumar Toguyeni SVP, International Affairs & Sustainability	$18,476	$205,296	$235,000

Bruno Lemelin SVP, Operations and Projects	$3,204	$117,688	$285,000

Stephen J.J. Letwin Former CEO	$207,500	$1,222,752	$181,000

(1)

Represents the aggregate value that would have been realized if the in-the-money options had been exercised on the 2020 vesting dates, based on the difference between the closing price of the Common Shares on the TSX on the vesting date (or the preceding trading day if the vesting date is a non-trading day) and the exercise price. For the February 23, 2020 vesting, the February 21, 2020 closing market price of $4.15 was used and the exercise price was $3.26. For the February 24, 2020 vesting, the February 24, 2020 closing market price of $4.81 was used and the exercise price was $2.99. The February 25, 2020, the February 26, 2020 and the March 1, 2019 vesting were not in-the-money.

(2)	Calculated using $3.76 which was the closing market price of a Common Share on the TSX on January 28, 2020 the date at which share-based units have vested during 2020.

(3)	Non-equity incentive plan compensation includes the amount of the CIP awards earned by NEOs for the noted year and paid in the following year.

Options Exercised in 2020:

Mr. Toguyeni exercised the following options in 2020:

Grant date	Number of Options	Exercise Price ($)	Gain ($)

25-Feb-2014	8,000	$4.38	$6,328

24-Feb-2015	16,000	$2.99	$34,735

23-Feb-2016	4,400	$3.26	$8,360

Total			$49,423

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Mr. Letwin exercised the following options in 2020:

Grant date	Number of Options	Exercise Price ($)	Gain ($)

25-Feb-2014	250,000	$4.38	$256,018

25-Feb-2014	250,000	$4.38	$229,592

24-Feb-2015	350,000	$2.99	$350,000

23-Feb-2016	360,000	$3.26	$288,000

28-Feb-2017	340,000	$5.24	$343,400

25-Feb-2019	90,000	$4.74	$135,900

Total			$1,602,910

9. PENSION PLAN BENEFITS

Defined Contribution Plan

The Corporation has a defined contribution pension plan that is generally available to all Canadian salaried employees. Executive officers participate on an equal basis with salaried employees with respect to the terms, conditions, rights and benefits under the pension plan. Notwithstanding any contribution made by an executive officer, each executive officer receives a contribution from the Corporation of at least 5% of base salary. In addition, for every contribution the executive officer makes, the Corporation contributes an additional 50% of the executive officer’s contribution, up to a maximum of 3%. The Corporation thus contributes a total maximum of 8% of base salary. Contributions do not exceed the income tax limit on deductible contributions and are deposited into investments designated by each individual executive officer.

Named Executive Officers	Accumulated value at start of year	Compensatory	Accumulated value at year end

P. Gordon Stothart CEO	$398,331	$27,830	$446,132

Carol Banducci EVP & CFO	$496,803	$23,548	$577,572

Craig MacDougall EVP, Growth	$260,441	$15,903	$302,427

Oumar Toguyeni SVP, International Affairs & Sustainability	$235,214	$13,915	$281,383

Bruno Lemelin SVP, Operations and Projects	$39,586	$20,873	$72,631

Stephen J.J. Letwin Former CEO	$297,281	$7,115	$318,996

10. TERMINATION AND CHANGE OF CONTROL BENEFITS

The Corporation has entered into executive employment agreements with the NEOs (the “Employment Agreements”). The Employment Agreements describe the terms and conditions under which the NEOs have been retained, their remuneration as well as the circumstances under which their employment may be terminated or deemed to terminate and the compensation, if any, payable further to a termination.

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Termination Without Cause:

Upon a termination of their employment with the Corporation on a without cause basis, the following are the severance entitlements of each of the NEOs under the Employment Agreements. A constructive termination or dismissal is treated as a termination without cause.

Named Executive Officers	Terms

P. Gordon Stothart CEO

Either 24 months of working notice or, in lieu of all or part of such working notice, continuation of payment of base salary for 24 months and two times the average CIP compensation earned in the preceding two financial years. Such payments cease after the first 12 months of termination upon the obtainment of new employment. Benefits continue for 24 months, subject to the terms of the benefit plans. Options or share-based units that would have vested within six months of termination shall vest immediately and, together with any options that were already vested, remain exercisable for 60 days while all other outstanding options or share-based units shall expire immediately.

Carol Banducci EVP & CFO

Continuation of payment of base salary for 24 months and the average CIP compensation paid for the preceding two financial years, which payments may be received, at the executive officer’s election, as a lump sum. Benefits either continue for 24 months, subject to the terms of the benefit plans and obtaining replacement benefits through new employment or, in lieu of benefits, at the executive officer’s election, a lump sum payment of not less than 20% of base salary for 24 months. All options and share-based units will vest immediately and options remain exercisable for 60 days.

Craig MacDougall EVP, Growth

Either 24 months of working notice or, in lieu of all or part of such working notice, continuation of payment of base salary for 24 months and the average CIP compensation paid for the preceding two financial years. Such payments cease after the first 12 months of termination upon the obtainment of new employment. Benefits continue for 24 months, subject to the terms of the benefit plans. Only Options vested remain exercisable for 60 days and any non- exercisable options as of the date of termination expire immediately. All unvested share-based units shall be forfeited.

Oumar Toguyeni SVP, International Affairs & Sustainability Bruno Lemelin SVP, Operations and Projects

Either 18 months of working notice or, in lieu of all or part of such working notice, continuation of payment of base salary for 18 months and the CIP the executive officer would have earned during the Severance Period (18 months), which shall be based on the average CIP compensation paid for the preceding two financial years. Such payments cease after the first 12 months of termination upon the obtainment of new employment. Benefits continue for 18 months, subject to the terms of the benefit plans. Only options vested remain exercisable for 60 days and any non-exercisable options as of the date of termination expire immediately. All unvested share-based units shall be forfeited.

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Termination Without Cause following a Change of Control:

Upon a termination without cause within 12 months following a change of control of the Corporation, the following are the severance entitlements of each of the NEOs under the Employment Agreements. A “change of control” occurs where 40% or more of the votes attached to the securities of the Corporation are acquired and such votes are exercised so as to elect a majority of directors of the Corporation who were not directors immediately prior to the acquisition of such securities. For greater clarity, the severance outlined below is not payable upon a mere change of control and is only payable if, within 12 months of the change of control, an NEO’s employment was terminated without cause or the NEO was constructively dismissed.

Named Executive Officers	Terms

P. Gordon Stothart CEO

A lump sum equal to the payments he is entitled to in the case of a termination without cause (24 months’ base salary plus two times average CIP earned in the last two years). Benefits continue for 24 months, subject to the terms of the benefit plans. Upon a change of control, all unexercised or unvested rights that are not then exercisable or vested shall immediately vest and be exercisable for 60 days.

Carol Banducci EVP & CFO

A lump sum equal to the payments she is entitled to in the case of a termination without cause (24 months’ salary and the average CIP paid for the preceding two financial years). Benefits either continue for 24 months, subject to the terms of the benefit plans and obtaining replacement benefits through new employment or, in lieu of benefits, at the executive officer’s election, a lump sum payment of not less than 20% of base salary for 24 months. Upon a change of control, all unexercised rights shall vest and remain exercisable for 60 days.

Craig MacDougall EVP, Growth

Continuation of payments he is entitled to in the case of a termination without cause (24 months’ base salary plus average CIP paid in the last two years). Benefits continue for 24 months, subject to the terms of the benefit plans. Upon a change of control, all unexercised or unvested rights that are not then exercisable or vested shall immediately vest and be exercisable for 60 days.

Oumar Toguyeni SVP, International Affairs & Sustainability Bruno Lemelin SVP, Operations and Projects

Continuation of payments he is entitled to in the case of a termination without cause (18 months’ base salary plus average CIP paid in the last two years). Benefits continue for 18 months, subject to the terms of the benefit plans. Upon a change of control, all unexercised or unvested rights that are not then exercisable or vested shall immediately vest and be exercisable for 60 days.

Retirement:

In 2018, the Corporation and Mr. Letwin agreed to amend the terms of Mr. Letwin’s Employment Agreement in case of retirement. Upon his retirement date, the Corporation will pay in 24 equal monthly installments a cash allowance made of: pro-rated CIP award for the portion of the financial year worked up to the retirement date, one year base salary and 50% of the sum of two times the average paid CIP award in the previous two financial years. All unvested EIP that has not expired or vested continues to vest, be issuable and expire in accordance with the terms of the original grant, all Share Purchase Plan contributions held in trust shall be paid to Mr. Letwin and benefits continue for 24 months subject to the terms of the benefit plans. Mr. Letwin gave notice of retirement to the Corporation and retired effective March 1, 2020. The terms of his contract in case of retirement were applied as described above. Mr. Letwin elected to receive a lump sum payment in lieu of benefits continuance for 24 months. Payments relative to his retirement were initiated in 2020.

In 2020, the Corporation and Ms. Banducci agreed to amend the terms of Ms. Banducci’s Employment Agreement in case of retirement. Upon her retirement date, the Corporation will pay in 24 equal monthly installments a cash allowance made of: pro-rated CIP award for the portion of the financial year worked up to the retirement date, one year base salary and one full year of CIP calculated as the average CIP award in the previous two financial years. All unvested EIP that has not expired or vested continues to vest, be issuable and expire in accordance with the terms of original grant, all Share Purchase Plan contributions held in trust shall be paid to Ms. Banducci and benefits continue for 24 months subject to the terms of the benefit plans. Ms. Banducci gave notice of retirement to the Corporation and retired effective March 31, 2021. The terms of her contract in case of retirement were applied as described above. Payments relative to her retirement will be initiated in 2021.

The retirement terms for the Named Executive Officers other than Ms. Banducci are outlined below.

Retirement Terms

As per their employment contract, retirement terms provide for a pro-rated CIP award for the portion of the financial year worked up to retirement date. Share-based units held on the date of retirement continue vesting in accordance with their original schedule.

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The NEOs remain obligated after their termination to keep proprietary and confidential information of the Corporation acquired during their employment with the Corporation confidential and refrain from using such proprietary or confidential information to the detriment of the Corporation. As well, during their employment with the Corporation and for 12 months thereafter, the NEOs may not engage in any business activity in competition with the business of the Corporation, and they may not solicit or attempt to retain or hire any employee of the Corporation. Given the serious and immediate harm that would be caused to the Corporation if an NEO were to breach any obligation with respect to confidential information or non-competition, the Corporation is entitled to seek injunctive relief, specific performance and other equitable relief, in addition to any other remedy it may have at law.

The following table sets out the estimated incremental payments to the NEOs, individually and in the aggregate, in the event of termination without cause, constructive termination, termination following a change of control and retirement, as if such event occurred on December 31, 2020 (and in the case of a change of control, assuming change of control compensation was payable) and based on the employment contracts that were effective at that date.

Terminations of employment due to resignation, termination for cause, permanent disability or death do not trigger incremental payments. Values represent a lump sum in terms of severance payments and the estimated cost of benefits and assume all equity entitlements then outstanding were exercised using the closing market price of the Corporation’s securities on the last trading day of the year. Members of the HRCC are aware of and understand the long-term implications of the Employment Agreements and the limitations they impose on changing compensation.

Event	P. Gordon Stothart	Carol Banducci	Craig MacDougall	Oumar Toguyeni	Bruno Lemelin

Termination without Cause

Severance	$2,330,100	$1,616,156	$1,535,681	$865,774	$931,242

Equity	$455,146	$1,480,570	$0	$0	$0

Benefits	$136,121	$194,750	$143,287	$56,315	$71,355

Total	$2,921,367	$3,291,476	$1,678,968	$922,090	$1,002,597

Change in Control

Severance	$2,330,100	$1,616,156	$1,535,681	$865,774	$931,242

Equity	$1,940,206	$1,480,570	$1,192,377	$751,527	$723,882

Benefits	$136,121	$194,750	$71,643	$56,315	$71,355

Total	$4,406,427	$3,291,476	$2,799,701	$1,673,616	$1,726,479

Retirement

Severance	$779,900	$389,500	$344,562	$247,029	$294,000

Equity	$0	$1,480,570	$0	$0	$0

Benefits	$788,005	$0	$8,105	$9,191	$6,947

Total	$1,567,905	$1,870,070	$352,667	$256,220	$300,947

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DIRECTOR COMPENSATION

IAMGOLD directors’ compensation program aims to appropriately compensate the Corporation’s directors, while aligning director compensation with the advancement of stakeholder interests. The Nominating and Corporate Governance Committee (“NCGC”), as part of its mandate, and the Board, consider director remuneration, in both structure and amount, relative to that of the Corporation’s Peer Group (consistent with those used to benchmark executive compensation) and the nature and extent of the responsibilities, risks and time commitment associated with a directorship of a large, publicly-traded, inter-listed corporation.

Directors’ compensation is comprised of an annual cash retainer and equity retainer, in the form of share units. Directors do not receive options. Directors can elect at time of grant to defer the issue of the share units until retirement from the Board. The share units are currently granted on January 1st and vest on December 31st of the same year. In 2020, all directors elected to defer the issue of share units awarded for the year to their retirement from the Board.

2020 Directors’ Compensation Summary:

	Cash	Equity

Annual Retainer – Chair	$225,000	$100,000

Annual Retainer – Other Board Members	$110,000	$70,000

Additional Retainer – Chair of Audit and Finance Committee (“AFC”), HRCC and Safety, Environment & Reserve Committee (“SERC”)	$25,000	n/a

Additional Retainer – Chair of the NCGC	$15,000	n/a

Fee when travel to attend a Board or Board Committee meeting exceeds four hours	$1,750	n/a

Mr. Charter, Chair of the Board, receives a total annual retainer of $325,000. Of such amount, with a view to fostering alignment between the interests of the Chair and those of the Corporation’s shareholders, $100,000 is received in the form of the Equity Retainer, granted January 1st each year and vested December 31st of the same year, at a price equal to the weighted average closing price of a Common Share for the 30 trading days preceding the date of grant. The rest of the retainer is received in cash.

Other than Messrs. Charter and Stothart (who, as CEO, received no additional compensation while acting in the capacity of a director and whose compensation is fully reflected in the Statement of Executive Compensation together with the other NEOs), each director receives an annual cash retainer of $110,000 and an annual equity grant of $70,000, in the form of the Equity Retainer, subject to the same granting, vesting and pricing conditions as the Equity Retainer the Chair of the Board is entitled to each year (as described above).

In recognition of the additional responsibilities, complexities and time commitment for chairing a Board Committee, the Chair of each of the AFC, HRCC and SERC receives an additional annual cash retainer of $25,000 and the Chair of the NCGC receives an additional annual cash retainer of $15,000. Any director travelling in excess of four hours to attend either a Board or Board Committee meeting receives a fee of $1,750 per meeting. No attendance fee for a Board or Board Committee meeting is paid to directors. Directors may receive additional compensation in consideration for participation on other committees that may be established from time to time by the Board to oversee specific matters.

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The following table sets out all compensation payable to the Board for 2020.

Name	Fees Earned	Share-based awards (1)	Option-based awards	Non-equity incentive compensation	Pension value	All other compensation	Total Compensation

Donald K. Charter	$278,750	$79,481	–	–	–	$1,635 (2)	$359,865

John E. Caldwell	$150,417	$55,634	–	–	–	–	$206,051

Mahendra Naik	$110,000	$55,634	–	–	–	–	$165,634

Timothy R. Snider	$150,417	$55,634	–	–	–	–	$206,051

Richard J. Hall	$143,750	$55,634	–	–	–	–	$199,384

Sybil E. Veenman	$125,000	$55,634	–	–	–	–	$180,634

Ronald P. Gagel	$116,667	$55,634	–	–	–	–	$172,301

Deborah J. Starkman (3)	$6,532	–	–	–	–	–	$6,532

Anne Marie Toutant (3)	$6,532	–	–	–	–	–	$6,532

(1)

The number of units awarded is determined based on $4.63, the weighted average closing Common Share price for the 30 trading days preceding the date of grant of January 1, 2020. The grant value of the share-based awards was calculated by multiplying these numbers of units by the closing market Common Share price of the TSX on the grant date of $3.68 as of March 17, 2020.

(2)	The amount of $1,635 represents benefits insurance premium paid by the Corporation in 2020 for Mr. Charter.

(3)	Mses. Starkman and Toutant were appointed to the Board on December 14, 2020.

Similar to the earlier disclosure provided with respect to the NEOs, the following table sets forth the value vested during 2020 in respect of share-based awards made to directors.

Incentive Plan Awards – Value Vested or Earned During the Year

Name	Option-Based awards –Value vested during the year	Share-Based awards – Value vested during the year(1)	Non-equity incentive plan compensation –Value earned during the year

Donald K. Charter	–	$100,863	–

John E. Caldwell	–	$70,601	–

Mahendra Naik	–	$70,601	–

Timothy R. Snider	–	$70,601	–

Richard J. Hall	–	$70,601	–

Sybil E. Veenman	–	$70,601	–

Ronald P. Gagel	–	$70,601	–

Deborah J. Starkman (2)	–	–	–

Anne Marie Toutant (2)	–	–	–

(1)

The value of the share-based awards vested for all directors is calculated using $4.67 which is the Corporation’s closing share price on the TSX on December 31, 2020, the last trading day of 2020. In 2020, all directors elected to defer the issue of share units awarded for the year to their retirement from the Board.

(2)	Mses. Starkman and Toutant were appointed to the Board on December 14, 2020.

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The following table sets forth all share-based awards to directors, outstanding as at December 31, 2020.

Outstanding Share-Based Awards

		Share-Based Awards

Name	Option-Based Awards	Number of Common Shares or units of Common Shares that have not vested (#)	Market or payout value of share-based awards that have not vested	Market or payout value of Common Shares that have vested and not paid out or distributed(1)

Donald K. Charter	–	–	–	$100,863

John E. Caldwell	–	–	–	$70,601

Mahendra Naik	–	–	–	$70,601

Timothy R. Snider	–	–	–	$70,601

Richard J. Hall	–	–	–	$70,601

Sybil E. Veenman	–	–	–	$70,601

Ronald P. Gagel	–	–	–	$70,601

Deborah J. Starkman (2)	–	–	–	–

Anne Marie Toutant (2)	–	–	–	–

(1)	The value of share-based awards was calculated using the Corporation’s closing share price on the TSX of $4.67 as of December 31, 2020, the last trading day of 2020.

(2)	Mses. Starkman and Toutant were appointed to the Board on December 14, 2020

DIRECTOR SHARE OWNERSHIP

With a view to further aligning director and shareholders’ interests, the NCGC recommended, and the Board approved, director share ownership requirements equal to $300,000 worth of Common Shares ($600,000 for the Chair of the Board) to be achieved within the later of five years of October 1, 2011 and five years of becoming a director.

Given the volatility of the equity markets and that fluctuations in the market value of the Corporation’s share price are not within the control of directors, the Board has prescribed that, once a director has met the share ownership requirement, there is no requirement for the director to purchase additional Common Shares should the value of the director’s holdings fall below the requirement. The higher of the purchase price or market value of Common Shares acquired is used to determine whether a director has initially achieved the share ownership requirement.

DIRECTORS’ SHARE OWNERSHIP AS AT DECEMBER 31, 2020(1):

Name	# of Common Shares and Vested Share Units	Total Ownership(2)	Share Ownership Guidelines	Owned vs Guidelines	Owned vs 2020 Retainer

Donald K. Charter	296,151	$1,383,025	$600,000	2.3x	3.8x

John E. Caldwell	111,367	$520,084	$300,000	1.7x	2.5x

Mahendra Naik	529,031	$2,470,575	$300,000	8.2x	14.9x

Timothy R. Snider	223,595	$1,044,189	$300,000	3.5x	5.1x

Richard J. Hall	148,040	$691,347	$300,000	2.3x	3.5x

Sybil E. Veenman	91,010	$425,017	$300,000	1.4x	2.4x

Ronald P. Gagel(3)	54,481	$254,426	$300,000	0.8x	1.5x

Deborah J. Starkman (4)	0	$0	$300,000	0.0x	N/A

Anne Marie Toutant (4)	15,000	$70,050	$300,000	0.2x	N/A

(1)	Value estimated at December 31, 2020 share price of $4.67, the last trading day of 2020.

(2)

Information as to the number of Common Shares owned and/or over which control or direction is exercised, whether directly or indirectly, by the nominees for election as directors of the Corporation is, in each case, based upon information provided by the respective nominee on SEDI.

(3)	Mr. Gagel has 5 years after his appointment as a director on August 8, 2018 to meet share ownership guidelines.

(4)	Mses. Starkman and Toutant were appointed to the Board on December 14, 2020. They each have 5 years after their appointment to meet their share ownership guidelines.

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SHARE INCENTIVE PLAN

The Share Incentive Plan consists of the Share Purchase Plan, the Share Bonus Plan, the Share Unit Plan (formerly the Deferred Share Plan) and the Share Option Plan. The Share Incentive Plan was established for the benefit of full-time and part-time employees, directors and officers of the Corporation and designated affiliates as well as persons or companies (or an employee of such person or company) engaged to provide ongoing management, consulting services or other services to the Corporation or any designated affiliate. Each of the foregoing is an eligible participant under each of the four plans with the exception that non-employee directors of the Corporation are not eligible to participate in the Share Purchase Plan (the relevant participants referred to below as “Participants”).

Set out below is a summary of certain provisions of the Share Incentive Plan, which summary is qualified in its entirety by the provisions of the Share Incentive Plan. A copy of the Share Incentive Plan is available to any shareholder, without charge, upon request to the Secretary of the Corporation. Capitalized terms used in this summary of the Share Incentive Plan have the meanings ascribed to them in the Share Incentive Plan. The information set out below, is presented as at December 31, 2020. On March 17, 2021, the Board approved the following amendments to the Share Incentive Plan in accordance with the amendment procedures in the Share Incentive Plan:

•	amendments that were of a housekeeping nature, including amending the wording of certain provisions of the Share Incentive Plan for the purpose of clarifying their meaning;

•	amendments with respect to the administration or implementation of the Share Incentive Plan, such as:

•

removing the ability of the Committee to grant options to an Eligible Director who is not also an employee or officer of the Corporation or of a designated affiliate upon his or her initial appointment or election as a director of the Corporation or a designated affiliate;

•	permitting the Committee to grant awards of units under the Deferred Share Plan and updating the title of the Deferred Share Plan to the Share Unit Plan;

•

providing that, in the event of a consolidation, merger or statutory amalgamation or arrangement of the Corporation with or into another corporation, a separation of the business of the Corporation into two or more entities or a transfer of all or substantially all of the assets of the Corporation to another entity, upon the settlement of any awards granted under the Share Unit Plan (formerly the Deferred Share Plan) the holder thereof shall be entitled to receive the securities, property or cash which the holder would have received upon such consolidation, merger, amalgamation, arrangement, separation or transfer if the holder had settled the award immediately prior to the effective time of such event, unless the Committee otherwise determines the basis upon which such award shall be settled; and

•	providing for a cashless exercise feature with respect to the exercise of options under the Share Option Plan.

Share Incentive Plan Maximum

The following table sets out the maximum number of Common Shares reserved for issuance under each of the four plans comprising the Share Incentive Plan, the number of Common Shares issuable under outstanding awards, and the number of remaining Common Shares available to be issued pursuant to future awards under each plan, together with, in each case, the percentage of the issued and outstanding Common Shares as at December 31, 2020 that this figure represents.

	Common Shares Reserved for Issuance	Outstanding Common Shares Awarded	Remaining Common Shares Available for Grant

Share Purchase Plan, Share Bonus Plan, and Share Unit Plan(1)	8,020,946 (1.7%)	6,683,782 (1.4%)	1,337,164 (0.3%)

Share Option Plan(1)	9,666,571 (2.0%)	4,723,741 (1.0%)	4,942,830 (1.0%)

	17,687,517 (3.7%)	11,407,523 (2.4%)	6,279,994 (1.3%)

(1)

In 2014, the Share Incentive Plan was amended to establish two separate pools which respectively establish a maximum number of Common Shares which are available for issue from treasury (i) among the Share Unit Plan (formerly the Deferred Share Plan), the Share Purchase Plan and the Share Bonus Plan (awards under these plans are also known as “full value awards”), and (ii) under the Share Option Plan (awards under this Plans are also known as “option awards”). Accordingly, the information in the above table is divided between these two separate pools rather than by individual plan.

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Securities Authorized for Issuance under Equity Compensation Plans

The table below provides information as of December 31, 2020 regarding compensation plans under which equity securities of the Corporation are authorized for issuance. Each of the equity compensation plans listed in the table below are described on pages 68 to 70.

Equity Compensation Plans Approved by Security holders(1)	Number of securities to be issued upon exercise of outstanding Options, warrants and rights	Weighted-average exercise price of outstanding Options, warrants and rights (CA$)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities in first column)	Weighted Average Remaining Term

Share Option Plan	4,723,741	$4.91	4,942,830	3.36

Share Unit Plan (formerly the Deferred Share Plan)	6,683,782	$0	1,250,857	n/a

Share Purchase Plan	–	$0	86,307	n/a

(1)	All of the Corporation’s equity compensation plans have been approved by the Corporation.

Annual Burn Rate

The annual burn rate of the Share Incentive Plan, calculated in accordance with the TSX Company Manual, for each of the three most recently completed financial years of the Corporation is set out in the table below. In accordance with the rules of the TSX, the annual burn rate is expressed as a percentage and is calculated by dividing the number of securities granted under the arrangement during the applicable financial year by the weighted average number of securities outstanding for the applicable financial year (calculated in accordance with the CPA Canada Handbook).

	2020 Burn Rate	2019 Burn Rate	2018 Burn Rate

Share Unit Plan (formerly the Deferred Share Plan)	0.67%	0.43%	0.42%

Share Option Plan	0.00%	0.30%	0.21%

Share Bonus Plan(1)	–	–	–

Share Purchase Plan(1)	–	–	–

(1)	There have been no issuances during the fiscal year for these plans.

Insider Limitations

The Share Incentive Plan provides that in no event shall any security-based compensation arrangement (within the meaning of the rules of the TSX), together with all other previously established and proposed security-based compensation arrangements of the Corporation, result in:

(i)	the number of Common Shares issuable from treasury at any time pursuant to options granted to insiders exceeding 10% of the issued and outstanding Common Shares; or

(ii)	the issue from treasury to insiders, within any one-year period, of a number of Common Shares which exceed 10% of the issued and outstanding Common Shares.

In addition, the number of Common Shares reserved for issue to non-employee directors under the Share Incentive Plan shall not exceed (x) for all non-employee directors, in the aggregate, a maximum of 1% of the number of outstanding Common Shares, and (y) on an individual non-employee director basis, awards of Common Shares and/or options per non-employee director in any one calendar year having a maximum aggregate value of $100,000 at the time of the awards (other than awards under the Share Incentive Plan to a non-employee director in the year of his or her initial appointment to the Board).

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Share Purchase Plan

Subject to the requirements of the Share Purchase Plan, the Board has the authority to select those Participants (which excludes non-employee directors) who may participate in the Share Purchase Plan. Under the Share Purchase Plan, the Corporation may choose to issue Common Shares from treasury or to deliver Common Shares purchased through the facilities of the TSX to satisfy the obligation of the Corporation to deliver Common Shares to Participants pursuant to the Share Purchase Plan. At such times or times as are determined by the Corporation, but in any event no later than December 31 in the applicable calendar year, the Corporation will credit each Participant with the applicable contribution of the Corporation.

In order to satisfy the obligations of the Corporation under the Share Purchase Plan, the Corporation may either (i) issue from treasury for the account of each participant Common Shares equal in value to the aggregate amount contributed to the Share Purchase Plan by such Participant and the Corporation and held in trust as of such date at the applicable price determined in accordance with the provisions of the Share Purchase Plan (being the weighted average price of the Common Shares on the TSX for the period in respect of which Common Shares are being issued from treasury under the Share Purchase Plan, being the period of time during which the aggregate contribution of the Participant being used to purchase such Common Shares has been accumulated and which, therefore, could result in issuances at less than the market price of the Common Shares as determined in accordance with the TSX Company Manual) or (ii) deliver to the account of each Participant in the Share Purchase Plan, Common Shares equal in number to the number of Common Shares purchased through the facilities of the TSX with the aggregate amount contributed to the Share Purchase Plan by the Participant and the Corporation as of such date. The Corporation will only issue whole Common Shares.

The minimum contribution of a Participant in the Share Purchase Plan is one per cent, and the maximum contribution is ten percent, of such Participant’s basic annual remuneration. The matching contribution of the Corporation is 75% of the Participant’s contribution until the Participant’s contribution reaches 5% of such Participant’s basic annual remuneration. As a result, the Corporation’s maximum contribution will be 3.75% of a Participant’s basic annual remuneration.

Under the Share Purchase Plan, unless otherwise determined by the HRCC, if a Participant ceases to be employed by, or provide services to, the Corporation and all designated affiliates for any reason (including disability or death) or receives notice from the Corporation of the termination of his or her contract of service or employment, (i) the Participant shall automatically cease to be entitled to participate in the Share Purchase Plan, (ii) any portion of the contribution of the Participant then held in trust for the Participant shall be paid to the Participant or the estate of the Participant, (iii) any portion of the contribution of the Corporation then held in trust for the Participant shall be paid to the Participant or the estate of the Participant, except in the case of a resignation (not as a result of retirement) or termination for cause and, in such cases, any portion of the contribution of the Corporation then held in trust for the Participant shall be returned and paid to the Corporation, and (iv) any Common Shares then held in safekeeping for the Participant shall be delivered to the Participant or the estate of the Participant.

Common Shares issued for or delivered to the account of a Participant in the Share Purchase Plan will be held in safekeeping and delivered, subject as otherwise provided in the Share Purchase Plan, to the Participant at such time or times as are determined by the Corporation upon the request of the Participant. If there is a take-over bid (within the meaning of the Securities Act (Ontario)) made for the Common Shares, then the HRCC may make any Common Shares held in safekeeping under the Share Purchase Plan for a Participant immediately deliverable in order to permit such Common Shares to be tendered to such bid. In addition, the HRCC may permit the contribution of the Corporation to be made and Common Shares to be delivered for the then aggregate contribution of the Participant and the Corporation prior to the expiry of any such take-over bid in order to permit such Common Shares to be tendered to such bid.

Share Bonus Plan

The Share Bonus Plan permits Common Shares to be issued as a discretionary bonus to eligible Participants by the HRCC in its sole and absolute discretion and for no consideration.

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Share Unit Plan

The Share Unit Plan (formerly the Deferred Share Plan) permits the HRCC to grant awards of Common Shares to Participants as a discretionary bonus. Under the Share Unit Plan, Common Shares awarded to a Participant may either be (i) issued from treasury, or (ii) purchased through the facilities of the TSX, and delivered to such Participant. The provisions and restrictions (including any vesting provisions) attached to awards of Common Shares granted under the Share Unit Plan will be determined by the HRCC at the time of grant of the award of Common Shares.

If there is a take-over bid (within the meaning of the Securities Act (Ontario)) made for outstanding Common Shares, the HRCC may accelerate any awards granted under the Share Unit Plan and issue or deliver any Common Shares issuable or deliverable under the Share Unit Plan in order to permit such Common Shares to be tendered to such bid.

Subject to any employment agreement or notice or agreement with respect to an award granted under the Share Unit Plan or as otherwise determined by the HRCC, if a Participant ceases to be employed by or provide services to the Corporation and all designated affiliates or resigns as a director or officer of the Corporation and its designated affiliates for any reason other than retirement, disability or death, the Participant shall automatically cease to be entitled to participate in the Share Unit Plan and any entitlement to receive Common Shares thereafter under the Share Unit Plan shall terminate.

If a Participant dies, any Common Shares to which such Participant was entitled in respect of an award granted under the Share Unit Plan as of the date of death will be delivered as soon as practicable thereafter and, subject to any employment agreement or notice or agreement with respect to an award granted under the Share Unit Plan or otherwise determined by the HRCC, such Participant shall cease to be entitled to participate in the Share Unit Plan and any entitlement to receive any Common Shares under the Share Unit Plan will terminate with effect as of the date of death of such Participant.

Share Option Plan

The Share Option Plan provides for the grant of non-transferable options for the purchase of Common Shares to Participants. Subject to the terms of the Share Option Plan, the Board has the authority to select Participants to whom options will be granted, the number of Common Shares subject to options granted and the exercise price of Common Shares under option.

Subject to the provisions of the Share Option Plan, no option may be exercised unless the optionee at the time of exercise is:

1.

in the case of an eligible employee, an officer of the Corporation or a designated affiliate or in the employment of the Corporation or a designated affiliate and has been continuously an officer or so employed since the date of grant of the option, provided, however, that a pre-approved leave of absence will not be considered an interruption of employment for the purposes of the Share Option Plan;

2.

in the case of an eligible director who is not also an eligible employee, a director of the Corporation or designated affiliate and has been such a director continuously since the date of grant of the option; and

3.

in the case of any other Participant, engaged, directly or indirectly, in providing ongoing management or consulting services for the Corporation or Designated Affiliate and has been so engaged since the option’s date of grant.

The exercise price for purchasing Common Shares is determined by the HRCC and cannot be less than the closing price of the Common Shares on the TSX on the last trading day immediately preceding the date of grant of the option. Each option, unless sooner terminated pursuant to the provisions of the Share Option Plan, will expire on a date determined by the Board at the time of grant, which date cannot exceed seven years from the date the option was granted.

The vesting provisions of options granted pursuant to the Share Option Plan are determined by the Board and provide for the vesting of options in accordance with any applicable terms of any employment agreements or in any notice or option agreement entered into between the Corporation and the holder of the option. The aggregate number of Common Shares at any time available for issue to any one person upon the exercise of options cannot exceed five per cent of the number of Common Shares then outstanding. If options granted under the Share Option Plan are surrendered, terminate or expire without being exercised on whole or in part, new options may be granted covering the Common Shares not purchased under such lapsed options.

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If a Participant: (i) ceases to be a director of the Corporation or a designated affiliate (and is not or does not continue to be an employee thereof) for any reason (other than death), or (ii) ceases to be employed by, or provide services to, the Corporation or a designated affiliate (and is not or does not continue to be a director or officer thereof), or any corporation engaged to provide services to the Corporation or the designated affiliates, for any reason (other than death) or receives notice from the Corporation or a designated affiliate of the termination of his or her employment contract, except as otherwise provided in any employment contract or the terms of the option, such Participant will have 60 days from the date of such termination or cessation, as the case may be, to exercise his or her options to the extent that such Participant was entitled to exercise such options at the date of such termination or cessation. Notwithstanding the foregoing or any employment contract, in no event will such right extend beyond the term of the option. If a Participant shall die, any option held by such Participant at the date of such death shall become immediately exercisable, and shall be exercisable in whole or in part only by the person or persons to whom the rights of the optionee under the option shall pass by the will of the optionee or the laws of descent and distribution for a period of nine months (or such other period of time as is otherwise provided in an employment contract or the terms and conditions of any Option) after the date of death of the optionee or prior to the expiration of the option period in respect of the option, whichever is sooner, and then only to the extent that such optionee was entitled to exercise the option at the date of the death of such optionee.

If a take-over bid (within the meaning of the Securities Act (Ontario)) is made for the Common Shares, then the Board may permit all outstanding options to become immediately exercisable in order to permit Common Shares issuable under such options to be tendered to such bid.

Blackout Periods

The nature of the business of the Corporation gives rise to a number of periods each year during which directors, officers and employees are precluded from trading in securities of the Corporation in accordance with the trading policy and guidelines of the Corporation. These periods are referred to as “blackout periods”. Pursuant to the terms of the Share Incentive Plan, there is an automatic extension of an option term that would otherwise have expired during, or within ten business days of, a Corporation imposed blackout period. In such circumstances, the end of the term of such option will be the tenth business day after the end of the blackout period.

Assignability

No rights under the Share Incentive Plan and no option awarded pursuant to the provisions of the Share Incentive Plan are assignable or transferable by any Participant other than pursuant to a will or by the laws of descent and distribution.

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Amending Provisions

The Board may, without shareholder approval, make the following amendments to the Share Incentive Plan

1.	any amendment of a “housekeeping” nature,

2.

any amendment to comply with the rules, policies, instruments and notices of any regulatory authority to which the Corporation is subject, including the TSX, or to otherwise comply with any applicable law or regulation,

3.	any amendment to the vesting provisions of the Share Purchase Plan, the Share Option Plan or the Share Unit Plan,

4.

other than changes to the expiration date and the exercise price of an option prohibited by the terms of the Share Incentive Plan, any amendment, with the consent of the optionee, to the terms of any option previously granted to such optionee under the Share Option Plan,

5.

any amendment to the provisions concerning the effect of the termination of a Participant’s employment or services on such Participant’s status under the Share Purchase Plan, the Share Bonus Plan or the Share Unit Plan,

6.	any amendment to the provisions concerning the effect of the termination of an optionee’s position, employment or services on such optionee’s status under the Share Option Plan,

7.	any amendment to the categories of persons who are Participants,

8.	any amendment to the contribution mechanics of the Share Purchase Plan,

9.	any amendment respecting the administration or implementation of the Share Incentive Plan, and

10.

any amendment to provide a cashless exercise feature to any option or the Share Option Plan, provided that such amendment ensures the full deduction of the number of underlying Common Shares from the total number of Common Shares subject to the Share Option Plan.

In all other circumstances, shareholder approval is required to amend the Share Incentive Plan. Amendments requiring shareholder approval include:

1.

any change to the number of Common Shares issuable from treasury under the Share Incentive Plan, including an increase to the fixed maximum number of Common Shares or a change from a fixed maximum number of Common Shares to a fixed maximum percentage, other than an adjustment pursuant to section 8.08, of the Share Incentive Plan,

2.

any amendment which would change the number of days set out in section 4.13 of the Share Incentive Plan with respect to the extension of the expiration date of options expiring during or immediately following a blackout period,

3.	any amendment which reduces the exercise price of any option, other than an adjustment pursuant to section 8.08 of the Share Incentive Plan,

4.	any amendment which extends the expiry date of an option other than as then permitted under the Share Incentive Plan,
5.

any amendment which cancels any option and replaces such option with an option which has a lower exercise price, other than an adjustment pursuant to section 8.08 of the Share Incentive Plan, any amendment which cancels any option, the exercise price of which is greater than the trading price of the Common Shares on the stock exchange at the time of cancellation, and replaces such option with a cash award or other entitlement,

6.	any amendment which would permit options to be transferred or assigned by any Participant other than as allowed by subsection 8.04 of the Share Incentive Plan,

7.	any amendment to increase the limits on awards issued to non-employee directors (as described in greater detail above under “Insider Limitations”), and

8.	any amendment to the amending provisions of the Share Incentive Plan.

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Message from the Nominating and Corporate Governance Committee

Dear Fellow Shareholders:

While we received strong shareholder support at the annual meeting of shareholders in 2020, the Board continued to engage with a number of our shareholders regarding various governance expectations. As a result, following the 2020 annual meeting, the Board determined that there were two areas that required priority: (1) board diversity; and (2) board renewal. The NCGC determined that it was important to address these areas quickly and decidedly and not to wait until the annual meeting of shareholders in 2021.

Further to a recommendation of the NCGC, the Board immediately set its female diversity policy minimum target as the greater of two women and 30% of the Board. However, the Board believed it could do better and, following an extensive search process assisted by a professional search firm, on December 14, 2020, we announced the immediate appointment of two experienced female executives, who bring a wealth of operational, project management, technical and financial expertise to the Board. Anne Marie Toutant and Deborah J. Starkman were appointed as independent, non-executive directors to the Board (see press release dated December 14, 2020), bringing the total female directors to three of nine directors.

Over the last ten years, the average tenure of the Board immediately following each annual meeting of shareholders has ranged from eight to 11 years. Over that same period of time, the Board had nine directors depart and seven new directors join. While there has been consistent Board renewal in the normal course, including the retirement of the Corporation’s founder from the Board in 2015, the average tenure has been increasing. The NCGC determined that it was appropriate to put in place governance policies that would provide to the Corporation’s stakeholders comfort that there would be an ongoing and regular process of renewal to ensure both fresh insights, perspective and experience at the Board while providing continuity and stability.

The NCGC recommended, and the Board approved, the following series of governance policies, which were effective immediately and aimed at renewal:

•	The average tenure of directors on the Board should not exceed ten years.

•	No director should chair any committee of the Board for more than ten continuous years.

•	No director should be the Board Chair for more than ten continuous years.

The Board announced these new guidelines on January 4, 2021 (see press release dated January 4, 2021). In conjunction with the new guidelines, we announced that John Caldwell was voluntarily stepping down from the Board and Mahendra Naik had decided not to stand for re-election at the upcoming meeting of shareholders. John and Mahendra represented a combined tenure on the Board of 46 years.

You will see at page 10 of this Circular a diagram showing the make-up of the Board following this Meeting, demonstrating the immediate impact of the priorities of the NCGC. There will be a Board of seven directors with an average tenure of approximately 5.5 years. The Board has already appointed a new AFC Chair, a new HRCC Chair and a new NCGC Chair. The existing SERC Chair has served for less than ten years and the existing Board Chair has served for only six years. There will be two women on the Board, representing 30% of the directors.

We had anticipated that there would be a Board of eight directors, with three women, representing effectively 40% of the Board. However, subsequent to the January 4 press release, in late February of this year, Sybil E. Veenman advised the Board that she did not intend to run for re-election at this Meeting. The NCGC determined there was not sufficient time to conduct an appropriate process to select a replacement. However, the NCGC expects to recommend, and the Board expects to appoint, another female director this year, at a minimum, bringing the representation of women on the Board back to three directors, which had been achieved.

While we have achieved quick results and have met all of the targets set by the Board, the NCGC intends to continue an aggressive renewal process over the course of the next two years.

Donald K. Charter, Chair                 Timothy R. Snider                 Ronald P. Gagel

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STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board is committed to a high standard of corporate governance, which the Board recognizes as being important for the successful operation of the business, the preservation of IAMGOLD’s reputation and the creation and protection of stakeholder value, all of which are in the long-term best interests of the Corporation.

The NCGC oversees, among other things, IAMGOLD’s continued compliance with the corporate governance requirements of applicable regulatory authorities and monitors evolving corporate governance practices, including those suggested by shareholder advocates and institutional proxy advisors. In addition to regulatory requirements, the Corporation adopts other corporate governance practices, as appropriate for the Corporation, consistent with its high standard of governance.

IAMGOLD is listed on, and complies with the requirements of, the TSX and the New York Stock Exchange (the “NYSE”) and complies with the corporate governance and other requirements of Canadian and United States securities regulatory authorities. The Corporation is a “foreign private issuer” for purposes of the securities regulatory requirements of the United States.

This Statement of Corporate Governance Practices has been prepared under the supervision of the NCGC and approved by the Board.

KEY GOVERNANCE ATTRIBUTES

As set out in this Statement of Corporate Governance Practices and elsewhere in this Circular, the Corporation possesses the following effective governance structures and attributes:

1.

a renewal or refreshment guideline adopted by the Board that recommends the average tenure of the Board not exceed 10 years, the length of time for any chair of the Board not exceed 10 consecutive years and the length of time for any chair of a Board committee not exceed 10 consecutive years, with a view to ensuring a balance between the input and ideas of new directors and the continuity and experience of longer, established directors;

2.

in respect of the election of directors, elections are held at least annually, individual directors are nominated, as opposed to a slate of directors, and the Corporation has a majority voting policy in non-contested elections, as further described in this Circular under “Majority Voting”;

3.

in respect of the election of directors, the Corporation has an advance notice by-law that requires adequate notice be given by any shareholder seeking to nominate directors for election and adequate disclosure of information with respect to any such director nominees, as would be provided in a management information circular - as such, such by-law provides shareholders a reasonable opportunity to evaluate all director nominees, those of management or any other shareholder, so that shareholders may make an informed vote with respect to any director;

4.	a shareholder advisory vote on the Corporation’s approach to executive compensation, held annually;

5.

a shareholder engagement policy that provides for regular, open and constructive dialogue directly with the Board, so that the Board has first-hand the views of shareholders on matters important to them, including on any matter that was voted on at a formal meeting of shareholders, and a Board responsive, as appropriate, to concerns;

6.	a substantially independent Board, with independent directors currently comprising 89% of the Board, and after the Meeting, comprising 86% of the Board;

7.	no interlocks between either directors or directors and executives on other boards of directors;

8.

consistent with its view on diversity, and with respect to the representation of women on the Board, the Board has set a minimum target of the greater of: (i) two female directors; and (ii) a Board comprised of thirty percent (30%) female directors – the Board currently including three women or 33% of its members and after the Meeting a Board comprised of two women, or 29% of its members with women then being 33% of the independent directors;

9.

actively considered Board renewal to ensure that, in addition to a diversity of representation and views on the Board, fresh perspective is maintained on the Board, as demonstrated by five new directors, or 56% of the Board, having joined the Board since 2015, and after the Meeting 57% of the Board having joined since 2015, for an average tenure on the Board of approximately 5.5 years (down from approximately 11 years);

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10.

conscientious and committed Board members, as demonstrated in 2020 by approximately 100% director attendance at Board and committee meetings, and regular, informal, inter-meeting participation in the business of the Corporation, as required to ensure a continued effective level of oversight of the management of the business;

11.

in addition to approximately 100% attendance for each director at Board and committee meetings for which they are members of, no director sits on a number of other boards of directors that might in any way compromise the commitment to the Corporation’s affairs expected of him or her;

12.

regular in camera (non-management, non-affiliated, independent directors only) Board and committee discussions, during which, among other things, decisions on management’s recommendations and material matters are made;

13.	all standing and key committees of the Board, namely, the AFC, HRCC, NCGC and SERC, comprised entirely of independent directors;

14.

given the importance of ESG to the Corporation’s activities, globally, the oversight by the full Board of management’s initiatives in ESG advancement and risk management, particularly, the oversight of management’s implementation of the Zero Harm® framework adopted by the Board in dealing with all of the Corporation’s stakeholders, and comprehensive reporting, annually, on the Corporation’s ESG initiatives in the form of a stand-alone sustainability report (which can be accessed at: http://hss.iamgold.com/);

15.

given the importance of the Côté Gold development project to long-term value creation for the Corporation’s stakeholders, a special committee, the Côté Project Review Committee (the “CPRC”), formed by the Board to specifically oversee management’s execution of the development and construction of the project, before commercial production, and comprised entirely of independent directors with relevant technical expertise – the CPRC meets with management on, at least, a monthly basis to review and discuss schedules and expenditures;

16.

an effectively performing Board, as measured by regular, at least annual, Board and individual director performance assessments, an effective Board size and a broad diversity of skills, knowledge and experiences at the Board that provide for a broad diversity of views, while not compromising efficient decision-making;

17.

written mandates for each of the Board and its committees that are reviewed and updated regularly to maintain continued relevancy in light of the Corporation’s business and, collectively, provide an effective framework for a high standard of governance and oversight of the Corporation’s business;

18.	the roles of Chair of the Board and the CEO of the Corporation are distinct and separate individuals hold such positions;

19.

the requirement that non-audit fees of the Corporation’s external auditor, as set out in this Circular, be pre-approved by the AFC in order to maintain the independence of the external auditor and such fees do not approximate audit or audit- related fees;

20.

the requirement that any work done by the compensation consultant that advises the HRCC for management and fees associated with such work be pre-approved by the HRCC in order to maintain the independence of such compensation consultant;

21.	a Board that is not classified – each director being elected for no longer than one year;

22.	with respect to Board meetings, in the case of a split Board when voting on a matter, the Chair shall not have an additional vote;

23.	a single class share capital structure, consisting only of Common Shares, having equal voting rights and other privileges amongst them;

24.

a compensation model that fully supports pay-for-performance based on the achievement of measurable, risk-adjusted objectives and metrics, and creates a tangible incentive for management to drive the creation of long-term shareholder value through EIP awards;

25.

a compensation program without problematic pay practices, owing to the inclusion of various restrictions, such as express limitations on the participation of non-executive directors in equity-based compensation, a prohibition on Option repricing and, generally, shareholder approval being required for any amendment to the equity-based Share Incentive Plan of the Corporation that institutional proxy advisors recommend shareholders approve, such as any increase in the equity available for grants or extension of the expiry of grants;

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26.

with respect to equity-based compensation, a policy that prohibits executive officers and directors from hedging against any decrease in the value of the Corporation’s Common Shares, to ensure continued alignment of the interests of management and the Board with the interests of shareholders;

27.

a compensation policy that “claws back” compensation where the results for which it was granted are subsequently found not to be confirmed, such as in cases of material earnings restatements or fraud, and reserves the Corporation’s right to pursue the executive involved for additional damages and/or take further disciplinary action against the executive up to and including dismissal for cause when fraud is involved;

28.

a director compensation program that does not pay excessive inducement grants or one-time awards upon the initial election or appointment of a new director, does not consist of equity-based compensation that is performance driven or otherwise risks aligning directors’ interests away from those of shareholders and toward those of management, and does not have any other problematic pay practice that could compromise the independence of directors;

29.

executive employment agreements that do not contain multi-year guarantees of salary increases, bonuses or equity- related compensation, irrespective of performance, nor change of control and cash severance arrangements that are “single-triggered” (upon a mere change of control, without further actual or constructive termination or dismissal from employment);

30.	minimum equity ownership requirements for directors and executive officers, to further align the interests of management and the Board with the interests of shareholders;

31.	director and executive succession planning processes to develop and maintain a deep pool of talent within the Corporation and ensure continued effective management;

32.

a recruitment and nominating process for directors that specifically recognizes the benefits of a broad diversity of views achieved through a broad diversity in Board representation, be it through a diversity of knowledge, skills, experience, race, ethnicity, gender, disability or otherwise the selection of new Board members, and the continuation of other Board members or Board renewal, being based on the knowledge, skills, experience, competencies and performance required to fulfill the Board’s mandate, with performance being regularly, at least annually, evaluated by the NCGC and the Board;

33.

a continued focus by the NCGC, and the Board, on not only female representation on the Board, but at the executive level and in the overall organization of the Corporation where 27% of executive management positions of the Corporation, and its major subsidiaries, are currently being held by women;

34.

a written diversity policy that reinforces the commitment to diversity among the Board, executive management and the organization of the Corporation generally, the prohibition against discrimination on the basis of arbitrary factors and the commitment to determining nominations, appointments and advancement based on objective merit and performance, while factoring diversity into the assessment; and

35.	detailed, timely disclosure of voting results with regard to all matters submitted to shareholders for a vote at shareholder meetings.

NOMINATION OF DIRECTORS

The Board delegates to the NCGC, comprised only of independent directors, the development of the recommendation of director nominees that will best serve the needs of the Corporation. In making recommendations regarding nominees, the NCGC considers among other things:

1.	the mix of skills, competencies and experience required in light of IAMGOLD’s strategy, principal risks, and operational, organizational and financial requirements;

2.	the independence of each director and the Board as a whole;

3.	the performance of incumbent directors;

4.	the diversity of the Board;

5.	other mining and public company directorships;

6.	the time commitment required of a director; and

7.	an appropriate board size to facilitate effective decision-making.

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Before nomination, director nominees are required by the NCGC to have fully understood the roles and responsibilities of a director, the Board and its committees, and the contribution that individual directors are expected to make. The NCGC has the authority, at the Corporation’s expense, to retain external consultants to assist in the search for suitable director nominees.

Any shareholder who wishes to recommend a candidate for consideration by the NCGC may do so by submitting the candidate’s name and biographical information, including background, qualifications and experience, to the Chair of the NCGC, through the Corporate Secretary of the Corporation, at: corporatesecretary@iamgold.com

NCGC Process for Identifying and Evaluating Director Candidates

Assessment NCGC assesses skills and characteristics of Board members in context of business strategy. Analysis NCGC conducts analysis to determine current and future gaps and needs in Board composition. Development Candidate list is developed with recommendations by directors, management and/or shareowners. Interviews NCGC screens potential candidates, conducts interviews and screens for independence and potential conflicts. Recommendation Successful nominees recommended to the Board by the NCGC. Selection Board evaluates and selects nominees to the Board.

The NCGC is authorized to engage professional search firms at the Corporation’s expense to assist with the identification, evaluation and due diligence on potential nominees for Board vacancies. In 2020, the Corporation retained a professional third-party search firm, that was selected through a competitive tender process, to assist with identifying potential nominees to the Board and performing appropriate due diligence on such candidates.

BOARD SKILLS

In recommending suitable nominees for election to the Board, the NCGC, primarily, seeks candidates that have previous senior executive experience, either as chief executive officers, chief financial officers, chief operating officers, or other members of the C-suite, in mining or other industry sectors. In addition to senior executive, leadership experience in mining or other industries, in making its recommendation of director nominee, the NCGC considered competencies, skills and experience in the following specific areas (the following comprise the Board skills matrix):

1. executive leadership / strategic planning	2. mineral exploration

3. mine operations	4. mine engineering

5. project development	6. environment / health / safety / corporate social responsibility

7. corporate finance	8. mergers and acquisitions

9. accounting and audit	10. risk oversight

11. legal, compliance, regulatory	12. government / international relations

13. marketing / communications / investor relations	14. human resources management / compensation

15. corporate governance	16. information technology / cyber security

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The Board skills matrix is confirmed on at least an annual basis in light of the then current strategy and other plans of the Corporation. The Board, collectively, possesses the skills required to effectively oversee the execution of the current strategy of the Corporation.

DIVERSITY, INCLUSION AND TENURE

Board of Directors

The NCGC recognizes the benefits of a diversity of views on the Board. Such benefits arise from having a diversity of knowledge, skills, perspectives, and experiences. The Board, as currently comprised, includes a diversity of skills and experience in the areas referenced above in the Board skills matrix and includes, among others, one member who was born and raised in Africa where IAMGOLD has significant operations and assets, a woman whose background and substantial experience is outside of the mining industry and who brings a fresh perspective to the business, and two additional women with significant experience in the mining industry.

Each director and director nominee is highly qualified to serve as a director of the Corporation. Each has demonstrated his or her merit through the knowledge, skills, and experience he or she brings to the Board and his or her ongoing performance in service to the Corporation. The Board’s diversity is a necessary component of its collective effectiveness. The NCGC considers, among other types of diversity, the level of representation of women, Aboriginal persons, persons with disabilities, and members of visible minorities (collectively, the “Designated Groups”) on the Board when determining director nominees. Where Board renewal or expansion of the Board is being considered, the NCGC emphasizes the identification of qualified candidates that will enhance the Board’s effectiveness through diversity, and prioritizes their selection within the context of the knowledge, skills and experiences the Board requires.

Consistent with its view on diversity, and with respect to the representation of women on the Board, the Board has set a minimum target of the greater of: (i) two female directors; and (ii) a Board comprised of thirty percent (30%) female directors. Currently, the Board includes three women (33% of the Board) and one member of a visible minority (11% of the Board). There are currently no Aboriginal persons or persons with disabilities sitting on the Board. The Board expects that, as part of its normal renewal process in the coming years, some current directors will choose to step down from the Board and new directors will be added. In terms of renewal or refreshment, the Board has adopted a guideline that recommends the average tenure of the Board not exceed 10 years, the length of time for any chair of the Board not exceed 10 consecutive years and the length of time for any chair of a Board committee not exceed 10 consecutive years, all with a view to ensuring a balance between the input and ideas of new directors and the continuity and experience of longer, established directors. After the Meeting, the Board will comprise 29% women, women then constituting 33% of the Board’s independent directors and the average tenure of its members will be approximately 5.5 years (down from approximately 11 years).

Other than with respect to the level of representation of women, the Board has not established fixed targets or quotas for the representation of Designated Groups, generally, on either the Board or executive management (spoken to below) because it does not believe that targets necessarily result in the strategic identification or selection of the best candidates for the Corporation’s particular business. Rather, the Board believes that director nominations and executive appointments should be made, and should be perceived as being made, on the objective merits of the candidates, which would include diversity among an array of other considerations, and having fixed targets could impede the application of this principle. Through the Diversity Policy (spoken to below), the Corporation has established a framework that will enable the evolution of a diverse Board, executive management and corporate organization generally as the more sustainable approach to improving diversity.

Executive Management

The Board also recognizes the benefits of a diversity of views among executive management, which has direct responsibility for the day-to-day management of the Corporation. Currently, among the 11 executive management positions at IAMGOLD, including major subsidiaries, three positions (27%) are held by women, and one position (9%) is held by a member of a visible minority. Currently, no Aboriginal persons or persons with disabilities occupy executive management positions. While merit, qualifications and performance are fundamental considerations in recruitment and appointment, the Board considers, among other types of diversity, the level of representation of Designated Groups, together with the level of overall diversity in the Corporation, among executive management when making or approving executive management and other appointments.

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IAMGOLD Diversity

Reflective of its commitment to diversity, IAMGOLD is one of the corporate partners of the Canadian Board Diversity Council, which advances diversity on Canada’s boards through research, network building, board training and best practice education. The Chair of IAMGOLD is a member of the 30% Club in Canada an organization committed to meaningful, sustainable improvement in gender balance on boards and in senior management. IAMGOLD’s commitment to diversity, including the representation of women in the workforce, generally permeates from the Board down to local sites of operations across the world. IAMGOLD focuses on increasing the number of nationals at its regional offices, operations and projects throughout the world, in order to provide opportunities for citizens of host countries. Women are represented at all levels of the Corporation.

IAMGOLD has been selected for inclusion in the 2020 Bloomberg Gender Equality Index for the 2nd consecutive year. The GEI framework defines a set of metrics used to determine a company’s progress towards equal representation of gender throughout the levels of the organization, commitment to gender equality goals, policies in place to reduce the impact of familial stresses and responsibilities on the workplace, and progress towards positive impact on women outside of the employee base. The organization’s inclusion in the Index highlights its commitment to supporting gender equality through policy development, representation and data transparency. Also in 2020, IAMGOLD launched two new scholarships with the Young Mining Professionals organization. The Côté Gold Women in Mining Scholarship will be awarded to an exceptional female currently in a mining-specific undergraduate program at a Canadian university.

DIVERSITY POLICY

The Board has adopted a written diversity policy relating to diversity, including gender diversity, among the Board, executive management and the general organization of the Corporation. The purpose of the policy is to promote an environment which will provide a wide range of knowledge, skills and experience for the Corporation to draw on as required. The policy recognizes the benefits of a diverse leadership to the sustained success of IAMGOLD. The policy tasks the NCGC with assessing the level of diversity on the Board on at least an annual basis and reporting to the Board on the diversity factors being used to evaluate director candidates. With respect to executive management and the general organization of the Corporation, on at least an annual basis, the CEO, with the assistance of the SVP, Corporate Affairs, Health, Safety, Sustainability & People, assesses the diversity of the Corporation’s workforce and leadership structure.

BOARD PERFORMANCE ASSESSMENT

The NCGC, at least annually, assesses the performance of the Board, as a whole, its Chair, its committees, and individual directors. Such assessments may be carried out through written questionnaires, interviews or a combination of both, which address, among other things, Board composition and structure, Board and committee leadership, Board culture, Board relationships, overall Board and committee effectiveness, and individual director performance. The NCGC discusses the results of the questionnaires and/or interviews and recommends to the Board any actions considered necessary or advisable to assist the Board in continuing to function effectively or to otherwise enhance its processes and performance. In addition to its internal assessment, the NCGC has the authority to engage external, independent advisors to assist with director performance assessments, as part of its overall Board evaluation process. Director performance, assessed against the competencies, skills and actual contributions the director brought to the Board during the year, factors significantly in the nomination of incumbent directors.

TERM LIMITS

With a view to continued Board renewal or refreshment in the normal course, to ensure fresh and diverse insights, perspective and experience are maintained at the Board, while providing the continuity and stability that longer, established directors would bring in the transitioning to new directors, the NCGC recommended, and the Board approved, that the average tenure of the members of the Board not exceed ten years. An age or term limit as applied to an individual director could cause the Board to lose an established and experienced director necessary to ensure continuity and stability in transitioning new directors to the Board. Term limits, however, were approved by the Board for the chair of the Board and the chair of a Board committee in that terms are not to exceed ten consecutive years, to ensure fresh and diverse perspective and insights are maintained in those roles.

Further to the renewal guidelines adopted by the Board, the average tenure of the Board after the Meeting will be approximately 5.5 years (down from approximately 11 years). Furthermore, five new directors, or 56% of the Board, have joined the Board since 2015.

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DIRECTOR COMPENSATION

As set out under “Director Compensation” on pages 63 to 65, which compensation has remained unchanged since 2016, the NCGC recommends to the Board the structure and amount of director compensation. In making such recommendations, it considers the time commitment, risks, responsibilities and required professional competencies involved in a directorship with IAMGOLD, market data pertaining to the compensation paid to directors of peer group companies, and other information from independent compensation experts.

The NCGC recognizes that the recommended compensation for directors must not compromise their independence and ability to make appropriate judgments, including overseeing the compensation paid to management. The director compensation program does not include excessive inducement grants or one-time awards upon the initial election or appointment of a new director, does not consist of equity-based compensation that is performance driven or otherwise risks aligning directors’ interests away from those of shareholders and toward those of management, and does not otherwise have problematic pay practices that could compromise the independence of directors.

DIRECTOR SHARE OWNERSHIP

With a view to further aligning director and shareholder interests, the NCGC recommended, and the Board approved, director share ownership requirements equal to $300,000 worth of Common Shares ($600,000 for the Chair of the Board), to be achieved within the later of five years of October 1, 2011 or becoming a director. Except for Mr. Gagel, who was appointed to the Board on August 8, 2018, and Ms. Starkman and Ms. Toutant, who were appointed to the Board on December 14, 2020, all directors have met their minimum share ownership requirements, as set out under “Director Share Ownership” on page 65 of this Circular.

Given the volatility of the equity markets and that fluctuations in the market value of the Corporation’s share price are not within the control of directors, the Board has prescribed that, once a director has met the share ownership requirement, there is no requirement for the director to purchase additional Common Shares should the value of the director’s holdings fall below the requirement. The higher of the purchase price or market value of Common Shares acquired is used to determine if whether a director has achieved the share ownership requirement.

INDEPENDENCE AND IN CAMERA SESSIONS

When used to describe a director in this Statement of Corporate Governance Practices, the term “independent” has the meaning given to it by Canadian and United States securities regulatory authorities, specifically, a director who has no direct or indirect material relationship with the Corporation and is not otherwise deemed, under applicable regulatory requirements, to be non- independent . A “material relationship” with the Corporation being a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. Neither compensation received solely in connection with directorship nor the holding of Common Shares of the Corporation (which is encouraged) constitutes such a material relationship.

The Board, through the NCGC, at least annually, reviews each director’s direct and indirect relationships with the Corporation, if any, to confirm his or her independence. The NCGC obtains information relating to these relationships from a variety of sources, including directors’ responses to an annual, detailed independence questionnaire that seeks to determine the connections, if any, of a director, family member or controlled entity of the director, to IAMGOLD. The Board has determined that all directors and director nominees for this year’s election of directors, except for the CEO (solely because he is part of management), are independent.

The Chair of the Board is independent and separate from the CEO. The Board and its committees act independently, including, generally, conducting part of each of their meetings in camera (without management, affiliated, non-independent directors present) and deliberating and resolving on proposed actions from management and other material matters in such in camera sessions. In camera sessions facilitate open and candid discussion among independent directors. A total of 53 such in camera sessions during Board and committee meetings were held in 2020. In addition to regularly scheduled in camera sessions at meetings, generally held at the beginning and/or end of a meeting, any independent director, at any time, may request that management or any non- independent director not be present for all or any part of a meeting.

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In camera sessions have pertained to consideration of the CEO’s performance, compensation and succession, and material transactions, agreements or other matters. In addition to in camera sessions held at Board and Board committee meetings, with a view to the integrity and reliability of the financial statements, the AFC regularly holds, without management, sessions with the Corporation’s internal and external auditors to allow open discussions about their audits, including the assessment of internal controls over financial reporting, disclosure controls and procedures, and cooperation from management.

MEETING FREQUENCY, TIME COMMITMENT, ATTENDANCE AND INTERLOCKS

The Board met 11 times in 2020 with a view to the fulfilment of its mandate. When recommending director nominees for election to the Board, the NCGC importantly considers attendance at Board and committee meetings. Absent compelling reasons, it is critical for directors to adequately perform their duties and responsibilities to the Corporation that they attend all Board and committee meetings they are required to attend. Even if not formal members, directors are encouraged to attend all committee meetings. In accordance with applicable regulatory requirements, the AFC meets at least every quarter to review financial reporting. Other committees of the Board meet at least twice each year and typically more frequently to ensure their mandates are adequately performed. Committees of the Board held a total of 37 meetings in 2020. The following table sets out the attendance record for directors for 2020.

Directors’ Meeting Attendance

Name	Board Meetings		Committee Meetings		Total Board/Committee Meetings

John E. Caldwell	11 of 11	100%	11 of 12	92%	22 of 23	96%

Donald K. Charter(1)	11 of 11	100%	21 of 21	100%	32 of 32	100%

Ronald P. Gagel	11 of 11	100%	26 of 26	100%	37 of 37	100%

Richard J. Hall	11 of 11	100%	19 of 19	100%	30 of 30	100%

P. Gordon Stothart	11 of 11	100%	Not Applicable	Not Applicable	11 of 11	100%

Mahendra Naik	11 of 11	100%	12 of 12	100%	23 of 23	100%

Timothy R. Snider	11 of 11	100%	25 of 25	100%	36 of 36	100%

Sybil E. Veenman	11 of 11	100%	8 of 8	100%	19 of 19	100%

Deborah J. Starkman(2)	1 of 1	100%	Not Applicable	Not Applicable	1 of 1	100%

Anne Marie Toutant(2)	1 of 1	100%	Not Applicable	Not Applicable	1 of 1	100%

(1)  As Chair of the Board, Mr. Charter attends all meetings of all committees of the Board, whether or not a formal member of a committee.

(2)  Ms. Starkman and Ms. Toutant were appointed to the Board on December 14, 2020.

The NCGC reviews other directorships and committee appointments held by director nominees, including the CEO. The NCGC considers whether each of the director nominees, including the CEO, is reasonably able to make the expected time and resource commitment required for service on the Board. The NCGC has determined that no director nominee sits on such number of other boards of directors that could compromise the expected time and resource commitment to IAMGOLD.

In addition to the number of other boards on which a director nominee sits, the NCGC will consider the nature of the company or entity on whose board the director nominee sits, the complexity of the business, its legal obligations and the likely demand on a director’s time and resources (such as whether the company or entity is privately held or publicly held and therefore subject to continuous disclosure obligations). The NCGC also considers whether the company or entity is listed on a stock exchange and the requirements of that stock exchange (such as whether it is listed on the TSX or the TSX Venture Exchange), all with a view to determining whether a director nominee can devote the required time and resources to the Corporation.

The NCGC has found each of this year’s incumbent nominees, as reflected in their 100% attendance at the previous years’ Board and committee meetings, as having the ability to commit the time and resources necessary to adequately oversee the conduct of IAMGOLD’s business and affairs.

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The Board values the knowledge, experience and additional perspective of members that sit on the boards of directors of a variety of other publicly traded companies. Provided they do not interfere with the expected commitment to the oversight of the Corporation’s business and affairs, the Board encourages directorships of companies that are likely to face business, regulatory and social issues similar to those faced by the Corporation from time to time.

Interlocking relationships between directors are also monitored. No director serves on the board of directors of any other public company or other entity with any other director and thus there are no interlocking relationships. In addition, there are no interlocking relationships between directors, such as those that comprise the HRCC, and executive officers of the Corporation, at other public companies or other entities.

BOARD ROLES AND RESPONSIBILITIES

The roles and responsibilities of the Board are prescribed by applicable law, its adopted mandate and the governance policies of the Corporation. The primary duty and responsibility of the Board is the stewardship of the Corporation, through the oversight of the management of the business, affairs and risks of the Corporation, with a view to the long-term creation and protection of stakeholder value. The Board oversees the following matters, among others:

1.	the adoption of strategic, capital and operating plans and budgets, at least annually;

2.	the performance of the CEO and other executive officers with a view to the successful execution and implementation of the strategic plan adopted by the Board;

3.	the development of the Corporation’s Code and the maintenance of a culture of integrity throughout the organization;

4.

effective governance through the adoption of sound corporate governance structures and practices designed to ensure the Corporation’s assets are protected, its reputation is preserved and it continues to comply with all laws applicable to its business, wherever conducted;

5.

the identification of risks to the Corporation’s business and the implementation of appropriate detection, prevention and mitigation initiatives to manage such risks, including internal controls over financial reporting to ensure reliability and disclosure controls and procedures to ensure timely, accurate and complete reporting;

6.	the establishment of a communications policy to facilitate communications with investors and other stakeholders and avoid selective disclosure of material undisclosed information;

7.

executive management succession planning, including appointing, training and monitoring executive management – including through regular presentations to the Board by Executives to assist the Board in making first-hand assessments of their competencies; and

8.

director succession planning, such that the Board remains appropriately balanced in terms of the strategic skills, competencies and experience and diversity required amongst its members, including in the case of an unexpected departure of a director.

The Board discharges its oversight of the management of the Corporation directly and through its committees. The Board is regularly informed by management in connection with the day-to-day management of the business and affairs of the Corporation and, where issues arise in the execution or implementation of the approved strategic plan, expects management to recommend alternate strategies and actions that will maintain the long-term creation and protection of stakeholder value. The full responsibilities of the Board are set out in its mandate, a copy of which is attached to this Circular as Appendix “C”.

Directors are expected to be familiar with the Corporation’s Code and, in particular, rules concerning conflicts of interest and the expectation of withdrawal from any discussion, assessment or decision of the Board relating to any matter in which a director is conflicted. In addition to the Code, each of the Corporation’s directors are subject to the requirements of the Canada Business Corporations Act, the Corporation’s governing legislation, and where a director declares an interest in any material contract or transaction being considered at a meeting of directors, the director, where appropriate, shall not attend any discussion, or vote, on the matter.

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COMMITTEES OF THE BOARD

The Board, to assist it in the performance of its mandate and oversight of the management of the Corporation, has formed a standing AFC, HRCC, NCGC and SERC. The Board may form other committees from time to time, as necessary or appropriate, to adequately address specific matters as is the case of the CPRC, formed specifically to oversee management’s development and construction of the Côté Gold development project, before commercial production. The members of each committee are composed exclusively of independent directors and have the expertise necessary to successfully fulfill the mandate of the committee.

The chair of a committee is appointed by that committee’s members, or decided by the Board, in consideration of the recommendations of the NCGC. The committees are tasked with the performance of their mandates, which are reviewed and approved by the committees and the Board on at least an annual basis. Copies of the mandates of the various standing committees of the Board may be accessed on the Corporation’s website (at www.iamgold.com, under “Corporate Governance”). Each mandate empowers each committee to retain, at the cost of the Corporation, the services of such external advisors it deems necessary or advisable from time to time to assist it in the proper performance of its mandate. The Board and committee mandates, collectively, are designed to provide the governance framework necessary or advisable to fulfill the Board’s duties and responsibilities, particularly, in the effective oversight of management in the conduct of the Corporation’s business and affairs and the execution of the strategy adopted by the Board.

Board Leadership

Chair

Independence

Our independent Chair has the following specific roles and responsibilities:

• Ensures that the Board and its committees function independently of management.

• Chairs Board meetings.

• Attends all Board committee meetings.

• Develops the agenda for the Board meetings and schedules for Board and committee meetings.

• Provides advice and counsel on Board meeting schedules to ensure there is sufficient time for all agenda items.

• Calls meetings and sets agendas for executive sessions of the independent directors.

• Evaluates and oversees the quality, quantity and timeliness of the information submitted by management to the independent directors.

• Acts as a liaison between the independent directors and senior management.

• Is available for consultation and direct communication, under appropriate circumstances, if requested by shareholders.

• Retains advisors and consultants at the request of the independent directors.

• Performs such other duties and responsibilities as may be delegated to the Chair by the Board from time to time.

• Confers with the NCGC Chair as to the membership of the various committees and committee chairs.

• Coordinates with the NCGC Chair in the performance evaluation of the Board and its committees.

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Board Committees

Together with the Chair of the Board, to assist the Board in the performance of its mandate and oversight of the management of the Corporation the following information provides a description of the role of each committee of the Board, as well as its membership and meeting information.

Audit and Finance Committee (AFC)

Members: Ronald P. Gagel (Chair) – first appointed January 4, 2021 Mahendra Naik Deborah J. Starkman Sybil E. Veenman Meetings Held: 4	Independence

The AFC consists of four independent directors. The overall mandate of the AFC is to review and recommend for Board approval the Corporation’s annual and quarterly financial statements and related regulatory disclosures, which are prepared by management, and to oversee the control environment surrounding the process of preparing such disclosure. The review of the process entails oversight of internal and external auditors that review the Corporation’s internal controls over financial reporting and disclosure controls and procedures, the performance of such controls during the period to which the disclosures relate, the accounting principles used by management to compile the financial statements and the assumptions, judgments and estimates of management reflected in the financial statements.

Responsibilities:

• Monitors the external auditor’s independence and, in maintaining the independence of the external auditor, pre-approves the non-audit services and fees of the external auditor.

• Recommends to the Board the nomination of a suitable external auditor and regularly monitors the performance of the external auditor. The lead audit engagement partner is rotated at least every five years by the external auditor.

• Together with management and the internal auditor of the Corporation, which auditor reports directly to the AFC, is also charged with the identification, prevention, detection and mitigation of financial control risks.

• In addition to private sessions with the internal and external auditors to discuss their audits, attestation processes and cooperation from management, the AFC also holds private sessions with the CFO to discuss other matters the CFO wishes to discuss with the AFC in private.

• Oversees financial planning and related policies as well as proposed capital expenditures and investments.

Further to a recommendation from the NCGC, the Board has determined that all members of the AFC are “financially literate”, at least one member is considered an “audit committee financial expert” and all members have the necessary time to commit to the AFC’s affairs. In the Board’s determination of the financial literacy of members of the AFC, which must be financially literate before their appointment to the AFC, the Board confirms that members possess the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can be reasonably expected to be raised by the Corporation’s financial statements. The Board also confirms familiarity with the application of accounting principles, including in respect of judgment and estimates, accruals and reserves, an understanding of internal controls and procedures for financial reporting, familiarity with emerging accounting issues, past employment experience in finance or accounting, professional certification in accounting, and any other comparable experience or background which results in the member’s financial sophistication, including having been a CEO, CFO or other senior officer with financial oversight responsibilities.

Additional disclosure with respect to the AFC may be found in the Corporation’s most recent AIF, under the heading “Item VIII – Audit and Finance Committee”, at pages 175 through 179, which has been filed on SEDAR and incorporated in the most recent Form 40-F of the Corporation filed in the United States on EDGAR, at www.sec.gov/edgar.shtml. Such information is hereby incorporated by reference in this Circular. A copy of the AIF is available, free of charge, to any shareholder upon request to the Secretary of the Corporation.

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Human Resources and Compensation Committee (HRCC)

Members: Ronald P. Gagel (Chair) – first appointed May 29, 2020 Richard J. Hall Mahendra Naik Meetings Held: 8	Independence

The HRCC consists of three independent directors. Each member is experienced in matters pertaining to human resources and executive compensation by virtue of having been senior executives of publicly traded companies as well as members of boards and human resources/compensation committees of other public companies.

Responsibilities:

• Together with management, oversees the development of an effective, accountable pay-for-performance compensation program.

• Administers of the Corporation’s shareholder approved Share Incentive Plan (described in this Circular).

• Provides the Board with the means to reward performance in the form of equity.

• Aligns the interests of management with those of shareholders so that management and shareholders share a similar corporate experience.

Further information with respect to the pay-for-performance philosophy, guidelines, metrics, targets and market information used by the HRCC in the process of recommending to the Board the amount, form and structure of the compensation to be awarded to executive management, may be found in the Statement of Executive Compensation included earlier in this Circular.

Information related to the retention by the HRCC of any compensation consultant and the services performed by such consultant is also available in the Statement of Executive Compensation. Similar to the AFC maintaining the independence of the external auditor of the Corporation, in order that any compensation consultant retained by the HRCC from time to time be and remain independent from management, any services performed by such consultant for management must be pre-approved by the HRCC.

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Safety, Environment and Reserves Committee (SERC)

Members: Richard J. Hall (Chair) – first appointed May 14, 2012 Timothy R. Snider Anne Marie Toutant Sybil E. Veenman Meetings Held: 4	Independence

The SERC consists of four independent directors. The mandate of the SERC is to assist the Board in the oversight of management’s ESG initiatives, particularly, management’s implementation of the Zero Harm® framework adopted by the Board in dealing with all of the Corporation’s stakeholders.

Responsibilities:

• Fulfillment of the Corporation’s social responsibilities to communities hosting its operations, wherever situated, the Corporation’s continued compliance, at a minimum, with applicable environmental, health and safety laws.

• Implementation of environmental best practices to monitor and limit the environmental and carbon footprint of the Corporation’s operations.

• Effectively restore and reclaim mining properties and the implementation of protocol aimed at preventing worker injury, such as through the use of leading health and safety performance indicators and industrial hygiene monitoring.

• Monitors the safety and security environment and practices associated with IAMGOLD’s operations.

The mandate of the SERC also includes overseeing the process of the preparation of the Corporation’s resources and reserves estimates, the operation of controls to ensure estimation in accordance with applicable regulatory standards and the related scientific and technical disclosure of resources and reserves estimates, including compliance with National Instrument 43-101 (Standards of Disclosure for Mineral Projects) adopted by Canadian securities regulatory authorities.

Nominating and Corporate Governance Committee (NCGC)

Members: Donald K. Charter (Chair) – first appointed May 29, 2020 Ronald P. Gagel Timothy R. Snider Meetings Held: 14	Independence

The NCGC consists of three independent directors. In addition to the recommendation to the Board of suitable nominees for election to the Board, its primary responsibility is to oversee the Corporation’s continued compliance with evolving corporate governance requirements of applicable regulatory authorities.

Responsibilities:

• Advises the Board on evolving corporate governance best practices, which often exceed regulatory requirements and are adopted as appropriate for IAMGOLD.

• Evaluates the performance of the Board, its committees, the Board and committee chairs, and individual directors on at least an annual basis.

• Leads the annual performance review of the Board

In developing its recommendation of suitable director nominees, the NCGC considers the performance or contributions of incumbent directors and the mix of the knowledge, skills and experiences required for effective oversight of the execution of the Corporation’s strategy, adopted by the Board. As previously noted, diversity also factors importantly in the recommendation. The size of the Board, the continuing education of directors and their compensation are also reviewed by the NCGC.

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Côté Project Review Committee (CPRC)

Members: Timothy R. Snider (Chair) first appointed May 29, 2020 Donald K. Charter Richard J. Hall Anne Marie Toutant Meetings Held: 7	Independence

The ad hoc CPRC consists of four independent directors. The mandate of the CPRC is to regularly oversee and report to the Board on all material aspects of management’s progress on the development and construction of the Côté Gold project, before commencement of commercial production.

Responsibilities:

• Monthly presentations from, and discussions with, management on development and construction schedules.

• Budgets, material variances from development and construction schedules.

• Budgets, risk assessments and mitigation plans and consultation with local communities, including relevant aboriginal groups, and relationships with such communities.

The CPRC also receives and reviews management requests for Board approval of revised development and construction budgets and expenditures in excess of management monetary authority limits approved by the Board for the project.

POSITION DESCRIPTIONS

The Board has developed a written position description for the Chair of the Board. The current Chair of the Board is Donald K. Charter. The primary responsibilities of the Chair (in addition to those dictated by the mandate of the Board, attached to this Circular as Appendix “C”) are to, in conjunction with management or otherwise, plan, organize and chair all meetings of the Board and shareholders of the Corporation, oversee the content of all information that directors and shareholders are provided, ensure that the same is provided reasonably in advance of their meetings, and to provide leadership in the functioning and performance of the Board in accordance with its mandate. The Chair acts as the primary liaison between the Board and executive management.

The Chair of the Board is, as determined by the Board, independent. The Chair facilitates communication among the Corporation’s independent directors and between the independent directors and executive management. He or she is responsible for leading the Board and organizing it to function constructively and independently of management. The Chair reviews any comments, recommendations or requests made by independent directors and oversees the process by which unfettered information to independent directors is made available regarding the Corporation’s activities.

The mandates of the committees of the Board, which are recommended by the committees themselves and the NCGC and approved by the Board as sufficient to, collectively, fulfill the Board’s mandate, define the authority, roles and responsibilities of each of the committees and the committee chairs, who seek to ensure their respective mandates are effectively discharged. In addition, the Board has approved specific position descriptions for the chair of each committee. These mandates may be accessed on the Corporation’s website (at www.iamgold.com, under “Corporate Governance”).

The Board, together with the CEO, has developed written position descriptions for the CEO and other executive management. The primary responsibility of the CEO is to provide leadership of the management of the Corporation. The CEO is responsible for the development and implementation of strategic and tactical plans for the Corporation, as adopted by the Board, the recruitment, development, and monitoring of performance of executive management, managing and monitoring the various exploration, development and producing assets of the Corporation, identifying and pursuing new opportunities for the Corporation, developing and maintaining a culture of integrity throughout the Corporation and protecting and enhancing the Corporation’s reputation. The CEO acts as the primary spokesperson for the Corporation. The CEO is directly accountable to the Board. Upon the CEO’s retirement or other departure from the Corporation, the CEO would resign his or her directorship from the Board.

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DIRECTOR ORIENTATION AND CONTINUING EDUCATION

In respect of the orientation of new directors to the roles and responsibilities of the Board, its committees and individual directors, as well as the nature and operation of IAMGOLD’s business, new directors may personally meet with the Chair of the Board, the CEO, other independent directors or executive management. Tours of IAMGOLD’s operations are made available. Information and advice is also made available to directors by the Corporation’s general counsel regarding the duties and obligations of directors under applicable law. The mandates of the Board and its committees, the Code, minutes of the meetings of the Board and its committees and the most recent annual report, AIF and Circular are also provided.

To assist directors with remaining current with respect to their duties and responsibilities, the Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process. To facilitate ongoing director education:

1.	directors are canvassed to determine their educational needs and interests;

2.	directors are encouraged to participate in seminars or conferences of interest and relevance to their duties and responsibilities to the Corporation;

3.	visits to the Corporation’s various exploration, development and producing operations are arranged;

4.

directors are regularly and timely provided with updates from the CEO and other members of the executive management team regarding strategic issues or events affecting the Corporation, including its competitive environment, the Corporation’s performance relative to its peers and any other developments that could materially impact the Corporation’s business; and

5.	directors have full access to senior management and employees with respect to any information they may need in order to properly perform their duties.

In addition to information at Board and committee meetings, directors regularly receive, in the context of Board dinners and other informal meetings, presentations from management or outside parties with respect to developments relevant to the Corporation.

MAJORITY VOTING

Consistent with its high standard of governance, the Board has adopted a majority voting policy in respect of the election of directors. This policy applies in uncontested elections only. Directors are voted on individually and not as a slate, on an annual basis.

Any individual director nominee that, in respect of the votes submitted at a meeting to elect directors, has more than 50% of the votes withheld from rather than voted for his or her election would, subject to the very limited discretion of the Board, not be accepted as a director. If more than 50% of the votes are withheld from rather than voted for a director’s election, in the case of an incumbent director, such director shall immediately tender his or her resignation to the Board, which resignation shall be accepted and effective, absent exceptional circumstances, within 90 days of the shareholders meeting. A news release will promptly follow the decision on the resignation. The NCGC will decide whether to recommend to the Board that the Board accept the resignation of the director. In recommending to the Board whether to accept the resignation of the director or not, the NCGC will review the results of the shareholder vote, applicable regulatory requirements in respect of the constitution of the Board and certain of its committees and, in respect of incumbent directors, the particular director’s attendance at Board and committee meetings, the contribution of the director to Board and committee discussions and the director’s performance assessment, recognizing that it is only in those circumstances that are exceptional that a resignation would be recommended against. In addition, the NCGC will consider any expressed reasons for a withhold vote, the merits of such reasons and the ability to rectify concerns.

The director whose resignation is being deliberated on in accordance with this policy does not participate in the NCGC’s or the Board’s deliberation or vote as to whether to accept his or her resignation. In the case of an accepted resignation, the Board may appoint a new director to fill the vacancy created, in accordance with applicable law, until the next annual meeting of the Corporation’s shareholders.

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ADVANCE NOTICE OF DIRECTOR NOMINATIONS

In addition to a majority voting policy, also consistent with its high standard of governance, the Corporation’s by-laws require that any shareholder seeking to nominate one or more individuals to serve as directors at a shareholder meeting provide reasonable advance notice of the individuals the shareholder intends to nominate and information important for other shareholders to be able to make an informed decision on the nominees. The by-laws provide for a reasonable time frame in which to notify the Corporation of an intention to nominate directors and require a level of disclosure of information concerning proposed nominees that the Board would have to provide in the case of Board nominees – the requirements being no more onerous than the requirements the Board is to meet in its nominations. This affords the NCGC, and the Board, a reasonable opportunity to evaluate the qualifications and suitability of all director nominees and to respond, as appropriate, in the best interests of the Corporation. This allows all shareholders a reasonable opportunity and sufficient information to evaluate all director nominees and the Board’s recommendations in order that they be able to may make an informed vote with respect to every director nominee.

CODE OF BUSINESS CONDUCT AND ETHICS

To continue to protect and advance the integrity and reputation of the Corporation, the Board has adopted a Code for the directors, officers and employees of IAMGOLD. Service providers, at the time of being contracted, are similarly required to acknowledge and abide by the provisions of the Code. The Code sets out fundamental principles upon which the business and affairs of the Corporation, wherever conducted, are based and is designed to promote integrity and deter wrongdoing. The Code provides that any conflict of interest with that of the Corporation is to be avoided, the assets and opportunities of the Corporation are to be protected and used solely for its benefit, non-public information pertaining to the Corporation is to be kept confidential and all laws applicable to the Corporation are to be complied with, wherever business is conducted. For example, should a director or executive officer have an interest in an agreement or transaction with the Corporation being considered by the Board, such director or executive officer shall disclose his or her interest in the counterparty and withdraw from any discussion, assessment or decision of the Board relating thereto, including any Board vote thereon. A copy of the complete Code may be accessed on the Corporation’s website (at www.iamgold.com, under “Corporate Governance”).

Any material departure from the Code by a director or executive officer must be approved by the Board and promptly disclosed. There were no such departures from the Code in 2020. The Board believes that providing a means through which concerns may be raised about ethical conduct or departures from the Code, on an anonymous and confidential basis, fosters a culture of integrity and ethical conduct within the Corporation. Similar to allegations concerning the violation of laws or the Corporation’s internal controls over financial reporting or disclosure controls and procedures, any alleged departure from the Code may be, anonymously and confidentially, orally or in writing, reported, for investigation, to the chair of either or both the AFC and the NCGC, through the internet, a toll-free number and/or by mail. The reporting system is run by an independent third party. Any allegation involving a director is reviewed by the full Board, absent the director which is the subject of such allegation. The Corporation routinely conducts internal audits to test compliance with the Code and confirm its directors, officers and employees continue to be aware of the Code’s requirements as well as the resources available to report alleged breaches. The Corporation requires that, upon election, appointment or employment, and each year thereafter, each director, officer or employee acknowledge an understanding of the Code’s requirements. Given the fundamental nature of the Code, any transgression of its requirements by any officer or employee of the Corporation is grounds for disciplinary action up to and including termination of employment.

ENVIRONMENTAL, SOCIAL AND CORPORATE GOVERNANCE

Consistent with the high standard of governance the Corporation is committed to in its affairs is the recognition that community or social license in the places of the Corporation’s operations is at least as important as strict compliance with legal and regulatory obligations to the successful operation of the Corporation’s business. IAMGOLD works to conduct its business in ways that are principled, transparent and accountable to all stakeholders, including shareholders, employees, local communities, governments and the environment, all with a view to the creation and preservation of long-term shareholder value. The Corporation focuses its efforts where it can have the most positive impact on its business and society, including issues related to environmental sustainability, trust, culture and human capital. As a reflection of the importance of these matters, the full Board oversees management’s execution of the Zero Harm® strategic framework adopted by the Board. The implementation of the Zero Harm® framework is an ongoing journey which is continued in partnership with internal and external stakeholders.

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Zero Harm® reflects the Corporation’s commitment to continually strive to reach the highest standards in human health and safety, minimize the Corporation’s impact on the environment and work cooperatively with host communities. The full Board regularly receives presentations from management and has discussions concerning the Corporation’s continued compliance with, and fostering of, Zero Harm® in any of its activities and the processes used by management to monitor and manage environmental and social risk. Management has formed a committee dedicated to the advancement of ESG in the Corporation’s activities.

Strong, environmental, social and governance practices have always been part of the way the Corporation does business. As the world moves toward a low carbon economy, the Corporation is proud of its commitment to sustainable development. The fight against climate change requires the mining industry to prioritize responsible energy use, improve efficiencies and explore new options. As part of the Corporation’s continuing reduction in its carbon footprint, it has invested extensively in solar infrastructure at its operations in Burkina Faso and Suriname and reviews on an ongoing basis opportunities for the further use of solar infrastructure in its activities.

In recognition of its commitment and efforts in the areas of environmental and social governance, the Corporation received, from the Mining Association of Canada, the TSM Community Excellence Award and the TSM Leadership Award. Such awards were given to recognize the Corporation’s innovative achievement in community engagement and the meeting or exceeding Level A ranking across all six indicators for TSM. The Corporation received a significant overall score from Moody’s with respect to the Corporation’s ESG performance. IAMGOLD was a finalist for the S&P Precious Metals Industry Leadership Award. The award recognizes companies that have attracted investors, and successfully dealt with price volatility, capital constraints, environmental considerations and political upheavals. IAMGOLD also placed 4th over 55 other Mining and Metals companies in North America and 9th over 1,290 issuers in the region by Moody’s based on the organization’s ESG framework and performance.

On an annual basis, the Corporation prepares a comprehensive, stand-alone report on its current ESG initiatives. We invite you to explore the wide range of IAMGOLD ESG reporting and data available at http://hss.iamgold.com/.

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INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS AND MATTERS TO BE ACTED UPON

Except as otherwise disclosed in this Circular, no transactions have been entered into since January 1, 2020, or are proposed to be entered into, which have materially affected or will materially affect the Corporation or its subsidiaries involving, and no matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors materially involves, directly or indirectly, a director or executive officer of the Corporation since January 1, 2020, a proposed nominee for election as a director of the Corporation or any associate or affiliate of any such director or executive officer or proposed nominee.

Other Matters

Management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No current or former director or executive officer is, in any way, indebted to the Corporation, a subsidiary or any other entity for which the Corporation or a subsidiary has provided a guarantee, support agreement, letter of credit or other similar arrangement or understanding.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on SEDAR, at www.sedar.com, and EDGAR, at www. sec.gov/ edgar.shtml. Further financial information relating to the Corporation is provided in the comparative financial statements and management’s discussion and analysis of the financial statements of the Corporation for its most recently completed financial year. The Corporation will provide any shareholder of the Corporation, without charge, and upon request to the Secretary of the Corporation or the Vice President, Investor Relations, by phone at 416-360-4710 or by e-mail at info@iamgold.com, with:

(i)	a copy of the current AIF of the Corporation, together with a copy of any document, or the pertinent pages of any document, incorporated therein by reference;

(ii)	a copy of the comparative financial statements of the Corporation for the year ended December 31,2020, together with the report of the auditor thereon; and

(iii)	a copy of management’s discussion and analysis of the financial statements of the Corporation for the year ended December 31, 2020.

Shareholder Proposals

To be eligible for inclusion in the Circular for the 2022 meeting of Shareholders, shareholder proposals must be prepared in accordance with applicable rules governing shareholder proposals and must be received at the Corporation’s head office, at 401 Bay Street, Suite 3200, Toronto, Ontario, M5H 2Y4, on or before February 2, 2022.

IAMGOLD Board Approval

The Board has approved the contents and sending of this Circular to shareholders.

DATED at Toronto, Ontario, this 7th day of April, 2021.

BY ORDER OF THE BOARD

P. Gordon Stothart

President and Chief Executive Officer

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APPENDIX ‘A’ – PLAN RESOLUTION

AMENDMENTS TO SHARE INCENTIVE PLAN

WHEREAS the directors of the Corporation have approved the amendments to the Share Incentive Plan of the Corporation described in the Management Information Circular of the Corporation dated April 7, 2021.

NOW THEREFORE BE IT RESOLVED THAT:

1.

The amendments to the Share Incentive Plan described under the heading “Business of the Meeting: Amendments to the Share Incentive Plan of the Corporation” in the Management Information Circular (the “Circular”) dated April 7, 2021 of the Corporation to (i) transfer 1,600,000 Common Shares from the Options Pool to the Shares Pool; (ii) increase the number of Common Shares available in the Shares Pool for awards of performance-based share units and director share units by 8,000,000 Common Shares (including the 1,600,000 Common Shares transferred from the Options Pool), equivalent to a net increase of 6,400,000 Common Shares being available for grants under the Share Incentive Plan; and (iii) increase the number of Common Shares that may be reserved for issue to any non-executive director in any calendar year from a maximum aggregate value of $100,000 to $150,000 at the time the awards are granted be, and they hereby are, approved;

2.	The amended and restated Share Incentive Plan attached at Appendix “B” to the Circular be, and it hereby is, authorized and approved; and

3.

Any one officer or any one director of the Corporation be, and each of them hereby is, authorized and empowered, acting for, in the name of and on behalf of the Corporation, to execute or to cause to be executed and to deliver or cause to be delivered, all such agreements and documents, as any one of them shall consider necessary or desirable and shall approve and to do or cause to be done all such other acts and things as any one of them shall determine to be necessary or desirable in connection with the Share Incentive Plan or in order to carry out the intent of this resolution and the matters authorized hereby.

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APPENDIX ‘B’ – SHARE INCENTIVE PLAN

AMENDED AND RESTATED AS OF MAY 4, 2021

SHARE INCENTIVE PLAN AMENDED AND RESTATED AS OF MAY 4, 2021

ARTICLE 1 DEFINITIONS AND INTERPRETATION

Section 1.01 Definitions

For purposes of the Plan, unless such word or term is otherwise defined herein or the context in which such word or term is used herein otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the following meanings:

(a)	“Act” means the Canada Business Corporations Act or its successor, as amended from time to time;

(b)	“Aggregate Contribution” means the aggregate of a Participant’s Contribution and the Corporation’s Contribution related to such Participant’s Contribution;

(c)

“Basic Annual Salary” means the basic annual remuneration of a Participant from the Corporation and Designated Affiliates exclusive of any overtime pay, bonuses or allowances (whether received in cash, securities or otherwise) of any kind whatsoever;

(d)

“Blackout Period” means an interval of time during which (i) the then trading guidelines of the Corporation restrict one or more Participants from trading in securities of the Corporation or (ii) the Corporation has determined that one or more Participants may not trade in securities of the Corporation;

(e)	“Blackout Period Expiry Date” means the date on which the applicable Blackout Period expires;

(f)	“Business Day” means any day on which the Stock Exchange is open for trading;

(g)	“Committee” shall mean the Directors or, if the Directors so determine in accordance with Section 2.03 of the Plan, the committee of the Directors authorized to administer the Plan;

(h)	“Common Shares” shall mean the common shares of the Corporation, as adjusted in accordance with the provisions of Article 8 of the Plan from time to time;

(i)	“Corporation” means IAMGOLD Corporation, a corporation incorporated under the Act, and any successor thereto;

(j)	“Corporation’s Contribution” means the amount the Corporation credits a Participant under Section 3.04 of the Plan;

(k)

“Date of Termination” means the date of termination of employment or the date of termination of a contract for services set out in a notice of termination given by the Corporation or a Designated Affiliate and for greater certainty does not include, or mean the expiry date of, any period of time following such date of termination during which the Participant is in receipt of, or is entitled to be in receipt of, compensation in lieu of notice of termination or severance compensation;

(l)	“Designated Affiliates” means the affiliates of the Corporation designated by the Committee for purposes of the Plan from time to time;

(m)	“Directors” shall mean the board of directors of the Corporation from time to time;

(n)	“Eligible Directors” shall mean the Directors or the directors of any Designated Affiliate from time to time;

(o)	“Eligible Employees” shall mean employees and officers, whether Directors or not, and including both full-time and part-time employees, of the Corporation or any Designated Affiliate;

(p)

“Employment Contract” means any contract between the Corporation or any Designated Affiliate and any Eligible Employee, Eligible Director or Other Participant relating to, or entered into in connection with, the employment of the Eligible Employee, the appointment or election of the Eligible Director or the engagement of the Other Participant or any other agreement to which the Corporation or a Designated Affiliate is a party with respect to the rights of such Participant in respect of a change in control of the Corporation or the termination of employment, appointment, election or engagement of such Participant;

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(q)

“Issue Price” means, in respect of Common Shares issued from treasury under the Share Purchase Plan, the weighted average price of the Common Shares on the Stock Exchange for the period in respect of which Common Shares are being issued from treasury under the Share Purchase Plan, being the period of time during which the Aggregate Contribution of the Participant being used to purchase such Common Shares has been accumulated;

(r)	“Non-Executive Director” shall mean an Eligible Director that is not an employee or officer of the Corporation or any Designated Affiliate;

(s)	“Option” shall mean an option to purchase Common Shares granted pursuant to, or governed by, the Plan;

(t)	“Optionee” shall mean a Participant to whom an Option has been granted pursuant to the Share Option Plan;

(u)	“Option Period” shall mean the period of time during which the particular Option may be exercised, including as extended in accordance with Section 4.13 of the Plan;

(v)

“Other Participants” shall mean any person or corporation engaged to provide ongoing management, consulting or other services for the Corporation or a Designated Affiliate, or any employee of such person or corporation, other than an Eligible Director or an Eligible Employee;

(w)

“Participant” with respect to the Share Purchase Plan shall mean each Eligible Employee and Other Participant and with respect to the Share Option Plan, the Share Bonus Plan and the Share Unit Plan shall mean each Eligible Director, Eligible Employee and Other Participant;

(x)	“Participant’s Contribution” means the amount a Participant elects to contribute to the Share Purchase Plan under Section 3.03 of the Plan;

(y)	“Plan” means this amended and restated share incentive plan which includes the Share Purchase Plan, the Share Option Plan, the Share Bonus Plan and the Share Unit Plan;

(z)

“Service Provider” means an employee or insider of the Corporation or any Designated Affiliate and any other person or corporation engaged to provide ongoing management, consulting or other services for the Corporation or any Designated Affiliate;

(aa)	“Share Bonus Plan” means the share bonus plan described in Article 5 of the Plan;

(bb)

“Share Compensation Arrangement” means a stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issue or potential issue of securities of the Corporation to one or more Service Providers, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise;

(cc)	“Share Option Plan” means the share option plan described in Article 4 of the Plan;

(dd)	“Share Purchase Plan” means the share purchase plan described in Article 3 of the Plan;

(ee)	“Share Unit Plan” means the share unit plan described in Article 6 of the Plan; and

(ff)

“Stock Exchange” means The Toronto Stock Exchange, or, if the Common Shares are not then traded on The Toronto Stock Exchange, such other principal market upon which the Common Shares are traded as designated by the Committee from time to time.

Section 1.02 Additional Definitions

In the Plan, the terms “affiliate”, “associate” and “subsidiary” shall have the meaning given to such terms in the Securities Act (Ontario) and the term “insider” shall have the meaning given to such term in the TSX Company Manual.

Section 1.03 Headings

The headings of all articles, sections and paragraphs in the Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of the Plan.

Section 1.04 Context, Construction

Whenever the singular or masculine are used in the Plan, the same shall be construed as being the plural or feminine or neuter or vice versa where the context so requires.

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Section 1.05 References to this Plan

The words “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions mean or refer to the Plan as a whole and not to any particular article, section, paragraph or other part hereof.

Section 1.06 Canadian Funds

Unless otherwise specifically provided, all references to dollar amounts in the Plan are references to lawful money of Canada.

ARTICLE 2 PURPOSE AND ADMINISTRATION OF THE PLAN

Section 2.01 Purpose of the Plan

The Plan provides for the acquisition of Common Shares by Participants for the purpose of advancing the interests of the Corporation through the motivation, attraction and retention of key employees and directors of the Corporation and Designated Affiliates and to secure for the Corporation and the shareholders of the Corporation the benefits inherent in the ownership of Common Shares by key employees and directors of the Corporation and Designated Affiliates, it being generally recognized that share incentive plans aid in attracting, retaining and encouraging employees, officers and directors due to the opportunity offered to them to acquire a proprietary interest in the corporation.

Section 2.02 Administration of the Plan

The Plan shall be administered by the Committee and the Committee shall have full authority to administer the Plan including the authority to interpret and construe any provision of the Plan and to adopt, amend and rescind such rules and regulations for administering the Plan as the Committee may deem necessary or desirable in order to comply with the requirements of the Plan, subject in all cases to compliance with regulatory requirements. All actions taken and all interpretations and determinations made by the Committee in good faith shall be final and conclusive and shall be binding on the Participants and the Corporation. No member of the Committee shall be personally liable for any action taken or determination or interpretation made in good faith in connection with the Plan and all members of the Committee shall, in addition to their rights as Directors, be fully protected, indemnified and held harmless by the Corporation with respect to any such action taken or determination or interpretation made. The appropriate officers of the Corporation are hereby authorized and empowered to do all things and execute and deliver all instruments, undertakings and applications and writings as they, in their absolute discretion, consider necessary or desirable for the implementation of the Plan and of the rules and regulations established for administering the Plan. All costs incurred in connection with the Plan shall be for the account of the Corporation.

Section 2.03 Delegation to Committee

All of the powers exercisable hereunder by the Directors may, to the extent permitted by applicable law and as determined by resolution of the Directors, be exercised by a committee of the Directors comprised of not less than three Directors.

Section 2.04 Record Keeping

The Corporation shall maintain a register in which shall be recorded:

(a)	the name and address of each Optionee;

(b)	the number of Common Shares subject to Options granted to each Optionee;

(c)	the aggregate number of Common Shares subject to Options;

(d)	the name and address of each Participant in the Share Purchase Plan;

(e)	the Participants’ Contributions and the Corporation’s Contributions in respect of each Participant;

(f)	the name and address of each Participant in the Share Bonus Plan and the awards granted to each Participant under the Share Bonus Plan;

(g)	the name and address of each Participant in the Share Unit Plan and the awards granted to each Participant under the Share Unit Plan; and

(h)	the number of Common Shares held in safekeeping for the account of each Participant under the Plan.

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Section 2.05 Determination of Participants

The Committee shall from time to time determine the Participants who may participate in the Share Purchase Plan, the Share Option Plan, the Share Bonus Plan and the Share Unit Plan. The Committee may from time to time determine the number of Common Shares to be issued to any Participant, and the other terms of each award granted to each Participant, under the Share Bonus Plan, the number of Common Shares to be issued or delivered to any Participant, and the other terms of each award granted to each Participant, under the Share Unit Plan, the Participants to whom Options may be granted, the number of Common Shares to be made subject to and the expiry date of each Option granted to each Participant and the other terms of each Option granted to each Participant, all such determinations to be made in accordance with the provisions of the Plan, and the Committee may take into consideration the present and potential contributions of, and the services rendered by, the particular Participant to the success of the Corporation and any other factors which the Committee deems appropriate and relevant. Notwithstanding the foregoing, a Non-Executive Director shall not be eligible to be granted Options.

Section 2.06 Maximum Number of Shares

The maximum number of Common Shares issuable from treasury under the Plan is 45,812,386. 22,937,777 Common Shares remain available for issue from treasury pursuant to the Plan, including Common Shares issuable pursuant to awards outstanding on the date hereof, which is subject to adjustment from time to time in accordance with Section 8.08. The maximum number of Common Shares available for issue from treasury under the Plan:

(a)

among the Share Purchase Plan, the Share Bonus Plan and the Share Unit Plan, including pursuant to awards outstanding thereunder on the date hereof, is 14,871,206 in the aggregate, subject to adjustment from time to time in accordance with Section 8.08; and

(b)

under the Share Option Plan, including pursuant to awards outstanding thereunder on the date hereof, is 8,066,571 in the aggregate, subject to adjustment from time to time in accordance with Section 8.08. In addition, the aggregate number of Common Shares reserved for issue to any one Participant upon the exercise of Options shall not exceed 5% of the number of Common Shares then outstanding.

ARTICLE 3 SHARE PURCHASE PLAN

Section 3.01 The Share Purchase Plan

A share purchase plan is hereby established for Eligible Employees and Other Participants.

Section 3.02 Participants

Participants entitled to participate in the Share Purchase Plan shall be Eligible Employees or Other Participants who have been providing services to the Corporation or any Designated Affiliate for at least the immediately preceding 12 months. The Committee shall have the right, in its absolute discretion, to waive such 12 month period or to determine that the Share Purchase Plan does not apply to any Eligible Employee or Other Participant.

Section 3.03 Election to Participate in Share Purchase Plan and Participant’s Contribution

(a)

Any Participant may elect to contribute money to the Share Purchase Plan in any calendar year if the Participant, by the date designated by the Corporation, delivers to the Corporation a written direction in form and substance satisfactory to the Corporation authorizing the Corporation to deduct from the remuneration of the Participant the Participant’s Contribution in equal installments.

(b)

The Participant’s Contribution shall not be less than 1%, nor greater than 10%, before deductions, of the Basic Annual Salary of the Participant; provided that, in the event of any Participant making his or her Participant’s Contribution for less than a full calendar year, his or her Basic Annual Salary shall be pro-rated.

(c)

No adjustment may be made by the Participant to the Participant’s Contribution until the next succeeding calendar year, and then only if a new written direction shall have been delivered to the Corporation for such calendar year. The Participant’s Contribution shall be held in trust for the benefit of the Participant for the purposes of the Share Purchase Plan.

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Section 3.04 Corporation’s Contribution

At such time or times as are determined by the Corporation but in any event no later than December 31 in the applicable calendar year, the Corporation will credit each Participant with an amount equal to 75% of the Participant’s Contribution then contributed and in respect of which no Corporation’s Contribution has previously been made; provided that once the Participant’s Contribution in respect of any calendar year equals 5% of the Basic Annual Salary of the Participant for such calendar year no further Corporation’s Contribution will be made by the Corporation for the Participant, and with such Corporation’s Contribution to be held in trust for the benefit of the Participant for the purposes of the Share Purchase Plan. For greater certainty, the maximum Corporation’s Contribution which may be made by the Corporation in respect of any Participant for any calendar year is 3.75% of the Basic Annual Salary of such Participant for such calendar year.

Section 3.05 Aggregate Contribution

The Corporation shall not be required to segregate the Aggregate Contribution from its own corporate funds or to pay interest thereon.

Section 3.06 Issue or Purchase of Shares

(a)

The Committee may, in its sole discretion, determine whether in respect of any calendar year the obligations of the Corporation under the Share Purchase Plan will be satisfied by the issue from treasury of Common Shares or by the purchase of Common Shares through the facilities of the Stock Exchange.

(b)

At such time or times as are determined by the Corporation but in any event no later than as soon as practicable after December 31 of the applicable calendar year, the Corporation shall either (i) issue from treasury for the account of each Participant Common Shares equal in value to the Aggregate Contribution of such Participant held in trust as of such date based on the applicable Issue Price and such Aggregate Contribution shall be converted into Common Shares at the applicable Issue Price, or (ii) deliver to the account of each Participant Common Shares equal in number to the number of Common Share purchased through the facilities of the Stock Exchange with the Aggregate Contribution (together with any previous unused balance of the Aggregate Contribution) of such Participant held in trust as of such date. If such conversion would result in the issue for the account of a Participant of a fraction of a Common Share, the Corporation will issue only such whole Common Shares as are then issuable.

(c)

The Corporation shall hold, or cause to be held, any unused balance of the Aggregate Contribution of each Participant in trust for the Participant until subsequently used in accordance with the Share Purchase Plan.

Section 3.07 Safekeeping and Delivery of Shares

(a)

All Common Shares issued for, or delivered to, the account of a Participant in accordance with Section 3.06 of the Plan will be held in safekeeping and will be delivered, subject as otherwise provided in the Share Purchase Plan, to such Participant at such time or times as are determined by the Corporation upon request of the Participant in a form acceptable to the Corporation. Any:

(i)	cash dividends;

(ii)	options or rights to purchase additional securities of the Corporation or any other corporation; or

(iii)	notices of meeting, proxy statements and proxies for any meeting of holders of Common Shares received in respect of any Common Shares held in safekeeping on behalf of a Participant shall be forwarded to such Participant, at his or her last address according to the register maintained under Section 2.04 of the Plan, and any other or additional Common Shares or other securities (by way of dividend or otherwise) received in respect of any Common Shares held in safekeeping on behalf of a Participant shall also be held in safekeeping and delivered to the Participant with the delivery of the Common Shares in respect of which such additional Common Shares or other securities were issued.

(b)

If there is a take-over bid (within the meaning of the Securities Act (Ontario)) made for all or a portion of the outstanding Common Shares, then the Committee may, by resolution, make any Common Shares held in safekeeping for a Participant immediately deliverable in order to permit such Common Shares to be tendered to such bid. In addition, the Committee may, by resolution, permit the Corporation’s Contribution to be made and Common Shares to be delivered for the then Aggregate Contribution of each Participant prior to the expiry of any such take-over bid in order to permit such Common Shares to be tendered to such bid.

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Section 3.08 Termination of Employment or Services

Unless otherwise determined by the Committee, if a Participant shall cease to be employed by, or provide services to, the Corporation and all Designated Affiliates for any reason (including disability or death) or shall receive notice from the Corporation of the termination of his or her contract of service or employment:

(a)	the Participant shall automatically cease to be entitled to participate in the Share Purchase Plan;

(b)	any portion of the Participant’s Contribution then held in trust for the Participant shall be paid to the Participant or the estate of the Participant;

(c)

any portion of the Corporation’s Contribution then held in trust for the Participant shall be paid to the Participant or the estate of the Participant, except in the case of a resignation (not as a result of retirement) or termination for cause, and in such case, any unvested portion of the Corporation’s Contribution then held in trust for the Participant shall be returned and paid to the Corporation; and

(d)	any Common Shares then held in safekeeping for the Participant shall be delivered to the Participant or the estate of the Participant.

Section 3.09 Election to Withdraw from Share Purchase Plan

Any Participant may at any time elect to withdraw from the Share Purchase Plan. In order to withdraw the Participant must give at least two weeks’ notice to the Corporation in writing in form and substance satisfactory to the Corporation directing the Corporation to cease deducting from the Participant’s remuneration the Participant’s Contribution. Deductions will cease to be made commencing with the first pay date following expiry of the two week notice. The Participant’s Contribution will continue to be held in trust. On the next following date for making the Corporation’s Contribution the Corporation will credit the Participant with the pro rata amount of the Corporation’s Contribution, calculated in accordance with Section 3.04 of the Plan. The delivery of Common Shares will not be accelerated by such withdrawal but will occur on the date on which such Common Shares would otherwise have been issued or purchased, as the case may be, in accordance with Section 3.06 of the Plan and delivered to the Participant in accordance with Section 3.07 of the Plan had the Participant not elected to withdraw from the Share Purchase Plan.

Section 3.10 Necessary Approvals

The obligation to issue or purchase and to deliver any Common Shares in accordance with the Share Purchase Plan shall be subject to any necessary approval of any stock exchange or regulatory authority having jurisdiction over the securities of the Corporation. If any Common Shares cannot be issued or purchased or delivered to any Participant under the Share Purchase Plan for whatever reason, the obligation to issue or purchase or to deliver such Common Shares shall terminate and any Participant’s Contribution held in trust for a Participant shall be returned to the Participant without interest.

ARTICLE 4 SHARE OPTION PLAN

Section 4.01 The Share Option Plan and Participants

A share option plan is hereby established for Eligible Employees and Other Participants.

Section 4.02 Option Notice or Agreement

Each Option granted to a Participant shall be evidenced by a stock option notice or stock option agreement setting out terms and conditions consistent with the provisions of the Plan, which terms and conditions need not be the same in each case and which terms and conditions may be changed from time to time.

Section 4.03 Exercise Price

The price per share at which any Common Share which is the subject of an Option may be purchased shall be determined by the Committee at the time the Option is granted, provided that such price shall be not less than the closing price of the Common Shares on the Stock Exchange on the last trading day immediately preceding the date of grant of such Option.

Section 4.04 Term of Option

The Option Period for each Option shall be such period of time as shall be determined by the Committee, subject to amendment by an Employment Contract, provided that, subject to Section 4.13 of the Plan, in no event shall an Option Period exceed 7 years.

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Section 4.05 Lapsed Options

If Options granted under the Share Option Plan are surrendered, terminate or expire without being exercised in whole or in part, the number of Options that were surrendered, terminated or expired will be available for issue under the Plan.

Section 4.06 Limit on Options to be Exercised

Except as otherwise specifically provided in any Employment Contract, or in Section 4.09 of the Plan, the Committee may determine when an Option may be exercised during the Option Period, such vesting and exercise terms to be set out in the stock option notice or stock option agreement in respect of the Option.

Section 4.07 Eligible Participants on Exercise

Subject to Section 4.06 of the Plan and the vesting and exercise terms set out in the stock option notice or stock option agreement in respect of the Option, an Option may be exercised by the Optionee in whole at any time, or in part from time to time, during the Option Period, provided however that, except as otherwise specifically provided in Section 4.10 or Section 4.11 of the Plan or in any Employment Contract, no Option may be exercised unless the Optionee at the time of exercise thereof is:

(a)

in the case of an Eligible Employee, an officer of the Corporation or a Designated Affiliate or in the employment of the Corporation or a Designated Affiliate and has been continuously an officer or so employed since the date of the grant of such Option, provided however that a leave of absence with the approval of the Corporation or such Designated Affiliate shall not be considered an interruption of employment for purposes of the Share Option Plan; and

(b)

in the case of any Other Participant, engaged, directly or indirectly, in providing ongoing management, consulting or other services for the Corporation or a Designated Affiliate and has been so engaged since the date of the grant of such Option.

Section 4.08 Payment of Exercise Price

The issue of Common Shares on the exercise of any Option shall be contingent upon receipt by the Corporation of payment of the aggregate purchase price for the Common Shares in respect of which the Option has been exercised by either (i) cash or certified cheque delivered to the registered office of the Corporation together with a validly completed notice of exercise or (ii) through such other cashless exercise program as may be specified from time to time by the Directors (provided that such cashless exercise program ensures the full deduction of the number of underlying Common Shares from the total number of Common Shares subject to the Share Option Plan). No Optionee or legal representative, legatee or distributee of any Optionee will be, or will be deemed to be, a holder of any Common Shares with respect to which such Optionee was granted an Option unless and until a certificate for such Common Shares is issued to such Optionee under the terms of the Share Option Plan. Subject to Section 4.12 of the Plan, upon an Optionee exercising an Option and paying the Corporation the aggregate purchase price for the Common Shares in respect of which the Option has been exercised, the Corporation shall as soon as practicable issue and deliver a certificate representing the Common Shares so purchased.

Section 4.09 Acceleration on Take-over Bid

If there is a take-over bid (within the meaning of the Securities Act (Ontario)) made for all or a portion of the outstanding Common Shares, then the Committee may, by resolution, permit all Options outstanding to become immediately exercisable during the period specified in such resolution (but in any event no later than the applicable expiry date of an Option), notwithstanding Section 4.06 of the Plan or any term or condition of any Option, for the sole purpose of permitting Common Shares issuable under such Options to be tendered to such bid.

Section 4.10 Effect of Death

If a Participant or, in the case of an Other Participant which is not an individual, the primary individual providing services to the Corporation or Designated Affiliate on behalf of the Other Participant, shall die, any Option held by such Participant or Other Participant at the date of such death shall become immediately exercisable notwithstanding Section 4.06 of the Plan or any term or condition of such Option, and shall be exercisable in whole or in part only by the person or persons to whom the rights of the Optionee under the Option shall pass by the will of the Optionee or the laws of descent and distribution for a period of nine months (or such other period of time as is otherwise provided in an Employment Contract or the terms and conditions of any Option) after the date of death of the Optionee or prior to the expiration of the Option Period in respect of the Option, whichever is sooner, and then only to the extent that such Optionee was entitled to exercise the Option at the date of the death of such Optionee in accordance with Section 4.06, 4.07 and 4.11 of the Plan and the terms and conditions of such Option.

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Section 4.11 Effect of Termination of Employment or Services

If a Participant shall:

(a)	cease to be a director of the Corporation and of the Designated Affiliates (and is not or does not continue to be an employee thereof) for any reason (other than death); or

(b)

cease to be employed by, or provide services to, the Corporation or the Designated Affiliates (and is not or does not continue to be a director or officer thereof), or any corporation engaged to provide services to the Corporation or the Designated Affiliates, for any reason (other than death) or shall receive notice from the Corporation or any Designated Affiliate of the termination of his Employment Contract;

(collectively a “Termination”), except as otherwise provided in any Employment Contract or the terms and conditions of any Option, such Participant may, but only within 60 days following (i) the Date of Termination stipulated in a notice of termination not for cause from the Corporation or any Designated Affiliate or (ii) Termination in situations other than a termination not for cause, exercise his Options to the extent that such Participant was entitled to exercise such Options at the Date of Termination or the date of such Termination. Notwithstanding the foregoing or any Employment Contract, in no event shall such right extend beyond the Option Period.

Section 4.12 Necessary Approvals

The obligation of the Corporation to issue and deliver any Common Shares in accordance with the Share Option Plan shall be subject to any necessary approval of any stock exchange or regulatory authority having jurisdiction over the securities of the Corporation. If any Common Shares cannot be issued to any Participant upon the exercise of an Option for whatever reason, the obligation of the Corporation to issue such Common Shares shall terminate and any exercise price paid to the Corporation in respect of the exercise of such Option shall be returned to the Participant.

Section 4.13 Extension of Option Period

Notwithstanding Section 4.04 of the Plan but subject to Section 4.07 and Section 4.11 of the Plan, the expiration date of an Option will be the date determined by the Committee, subject to amendment by an Employment Contract, unless such expiration date falls within a Blackout Period or within ten Business Days after a Blackout Period Expiry Date, in which case the expiration date of the Option will be the date which is ten Business Days after the Blackout Period Expiry Date.

ARTICLE 5 SHARE BONUS PLAN

Section 5.01 The Share Bonus Plan

A share bonus plan is hereby established for Eligible Directors, Eligible Employees and Other Participants.

Section 5.02 Participants

The Committee shall have the right to determine, in its sole and absolute discretion, to issue for no cash consideration to a Participant any number of Common Shares as a discretionary bonus subject to such provisions and restrictions as the Committee may determine.

Section 5.03 Necessary Approvals

The obligation of the Corporation to issue and deliver any Common Shares in accordance with the Share Bonus Plan shall be subject to any necessary approvals of any stock exchange or regulatory authority having jurisdiction over the securities of the Corporation. If any Common Shares cannot be issued by the Corporation and delivered to any Participant under the Share Bonus Plan for whatever reason, the obligation of the Corporation to issue such Common Shares shall terminate.

ARTICLE 6 SHARE UNIT PLAN

Section 6.01 The Share Unit Plan

A share unit plan is hereby established for Eligible Directors, Eligible Employees and Other Participants.

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Section 6.02 Awards and Issue or Purchase of Shares

The Committee shall have the right, in its sole and absolute discretion, to grant awards of share units to Participants subject to such provisions and restrictions as the Committee may determine and to determine whether in respect of awards of share units granted in any calendar year such awards will be satisfied by the issue from treasury of Common Shares or by the purchase of Common Shares through the facilities of the Stock Exchange. As soon as practicable following the date on which Common Shares are to be issued or delivered to a Participant in respect of an award of share units granted under the Share Unit Plan the Corporation shall either (i) issue from treasury the Common Shares so awarded to such Participant or (ii) deliver Common Shares purchased through the facilities of the Stock Exchange equal in number to the number of share units so awarded to such Participant.

Section 6.03 Award Notice or Agreement

Awards granted to Participants under the Share Unit Plan shall be evidenced by a notice or agreement setting out terms and conditions consistent with the provisions of the Plan, which terms and conditions need not be the same in each case and which terms and conditions may be changed from time to time.

Section 6.04 Acceleration on Take-Over Bid

If there is a take-over bid (within the meaning of the Securities Act (Ontario)) made for all or a portion of the outstanding Common Shares, then the Committee may, by resolution, accelerate any awards granted under the Share Unit Plan during the period specified in such resolution and issue or deliver any Common Shares issuable or deliverable to Participants in respect of awards granted under the Share Unit Plan for the sole purpose of permitting such Common Shares to be tendered to such bid.

Section 6.05 Effect of Death

If a Participant or, in the case of an Other Participant which is not an individual, the primary individual providing services to the Corporation or Designated Affiliate on behalf of the Other Participant, shall die, any Common Shares to which such Participant was entitled in respect of an award granted under the Share Unit Plan as of the date of death shall be delivered as soon as practicable thereafter and, except, as otherwise provided in any Employment Contract or in the notice or agreement referred to in Section 6.03 of the Plan or as otherwise determined by the Committee, such Participant shall thereafter cease to be entitled to participate in the Share Unit Plan and any entitlement to thereafter receive any other Common Shares under the Share Unit Plan shall terminate with effect as of the date of death of such Participant.

Section 6.06 Effect of Termination of Employment or Services

If a Participant shall:

(a)	cease to be a director of the Corporation and of the Designated Affiliates (and is not or does not continue to be an employee thereof) for any reason (other than disability or death); or

(b)

cease to be employed by, or provide services to, the Corporation or the Designated Affiliates (and is not or does not continue to be a director or officer thereof), or any corporation engaged to provide services to the Corporation or the Designated Affiliates, for any reason (other than retirement, disability or death) or shall receive notice from the Corporation or any Designated Affiliate of the termination of his Employment Contract, unless otherwise determined by the Committee or otherwise provided in any Employment Contract or the notice or agreement referred to in Section 6.03 of the Plan, such Participant shall cease to be entitled to participate in the Share Unit Plan and any entitlement to receive Common Shares under the Share Unit Plan shall terminate with effect as of such date.

Section 6.07 Necessary Approvals

The obligation of the Corporation to issue or purchase and deliver any Common Shares pursuant to the Share Unit Plan shall be subject to any necessary approvals of any stock exchange or regulatory authority having jurisdiction over the securities of the Corporation. If any Common Shares cannot be issued or purchased or delivered to any Participant under the Share Unit Plan for whatever reason, the obligation of the Corporation to issue or purchase or deliver such Common Shares shall terminate.

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ARTICLE 7 WITHHOLDING TAXES

Section 7.01 Withholding Taxes

The Corporation or any Designated Affiliate may take such steps as are considered necessary or appropriate, including the sale of a portion of the securities so granted on the Participant’s behalf, for the withholding of any taxes which the Corporation or any Designated Affiliate is required by any law or regulation of any governmental authority whatsoever to withhold in connection with any Option, Common Share, share unit or other benefit under the Plan including, without limiting the generality of the foregoing, the withholding of all or any portion of any payment or the withholding of the issue of Common Shares to be issued upon the exercise of any Option or the settlement of any other award, until such time as the Participant has paid the Corporation or any Designated Affiliate any amount which the Corporation or the Designated Affiliate is required to withhold with respect to such taxes.

ARTICLE 8 GENERAL

Section 8.01 Effective Time of Plan

The Plan shall become effective upon a date to be determined by the Directors.

Section 8.02 Issuances to Insiders

(a)

In no event shall any security based compensation arrangement (within the meaning of section 613 of the Company Manual of The Toronto Stock Exchange as amended or superseded from time to time), together with all other previously established and proposed security based compensation arrangements of the Corporation, result in:

(i)	the number of Common Shares issuable from treasury at any time pursuant to Options granted to insiders exceeding 10% of the issued and outstanding Common Shares; or

(ii)	the issue from treasury to insiders, within a one-year period, of a number of Common Shares which exceed 10% of the issued and outstanding Common Shares.

(b)

The number of Common Shares reserved for issue to Non-Executive Directors under the Plan shall not exceed (x) for all Non-Executive Directors, in the aggregate, a maximum of 1% of the number of outstanding Common Shares, and (y) on an individual Non-Executive Director basis, awards per Non-Executive Director in any one calendar year having a maximum aggregate value of $150,000 at the time of the awards.

Section 8.03 Suspension, Termination or Amendments

The Committee shall have the right.

(a)	without the approval of the shareholders of the Corporation, to:

(i)	suspend or terminate (and to re-instate) the Share Purchase Plan, the Share Option Plan, the Share Bonus Plan or the Share Unit Plan; and

(ii)	make the following amendments to the Plan:

(A)

any amendment of a “housekeeping” nature, including, without limitation, amending the wording of any provision of the Plan for the purpose of clarifying the meaning of existing provisions or to correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan, correcting grammatical or typographical errors and amending the definitions contained within the Plan;

(B)

any amendment to comply with the rules, policies, instruments and notices of any regulatory authority to which the Corporation is subject, including the Stock Exchange, or to otherwise comply with any applicable law or regulation;

(C)	any amendment to the vesting provisions of the Share Purchase Plan, the Share Option Plan or the Share Unit Plan;

(D)

other than changes to the expiration date and the exercise price of an Option as described in subparagraph 8.03(b)(iii) and subparagraph 8.03(b)(iv) of the Plan, any amendment, with the consent of the Optionee, to the terms of any Option previously granted to such Optionee under the Share Option Plan;

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(E)

any amendment to the provisions concerning the effect of the termination of a Participant’s employment or services on such Participant’s status under the Share Purchase Plan, the Share Bonus Plan or the Share Unit Plan;

(F)	any amendment to the provisions concerning the effect of the termination of an Optionee’s position, employment or services on such Optionee’s status under the Share Option Plan;

(G)	any amendment to the categories of persons who are Participants;

(H)	any amendment to the contribution mechanics of the Share Purchase Plan; and

(I)

any amendment respecting the administration or implementation of the Plan, but excluding any amendment respecting a reallocation of Common Shares reserved for issue from treasury under the Plan among the Share Purchase Plan, the Share Bonus Plan and the Share Unit Plan, on one hand, and the Share Option Plan on the other; and

(J)	with the approval of the shareholders of the Corporation by ordinary resolution, to make any amendment to the Plan not contemplated by paragraph 8.03(a) of the Plan, including, but not limited to:

(iii)

any change to the number of Common Shares issuable from treasury under the Plan, including an increase to the fixed maximum number of Common Shares or a change from a fixed maximum number of Common Shares to a fixed maximum percentage, other than an adjustment pursuant to Section 8.08, of the Plan;

(iv)

any amendment which would change the number of days set out in Section 4.13 of the Plan with respect to the extension of the expiration date of Options expiring during or immediately following a Blackout Period;

(v)	any amendment which reduces the exercise price of any Option, other than an adjustment pursuant to Section 8.08 of the Plan;

(vi)	any amendment which extends the expiry date of an Option other than as then permitted under the Share Option Plan;

(vii)	any amendment which cancels any Option and replaces such Option with an Option which has a lower exercise price, other than an adjustment pursuant to Section 8.08 of the Plan;

(viii)

any amendment which cancels any Option, the exercise price of which is greater than the trading price of the Common Shares on the Stock Exchange at the time of the cancellation, and replaces such Option with a cash award or other entitlement;

(ix)	any amendment which would permit Options to be transferred or assigned by any Participant other than as allowed by Section 8.04 of the Plan;

(x)	any amendment to increase the limits set forth in Section 8.02(b) of the Plan; and

(xi)	any amendment to Section 8.03(a)(ii) of the Plan or this Section 8.03(b).

Notwithstanding the foregoing, any amendment to the Plan shall be subject to the receipt of all required regulatory approvals including, without limitation, the approval of the Stock Exchange.

Section 8.04 Non-Assignable

No rights under the Plan and no Option awarded pursuant to the provisions of the Plan are assignable or transferable by any Participant other than pursuant to a will or by the laws of descent and distribution.

Section 8.05 Rights as a Shareholder

No Participant shall have any rights as a shareholder of the Corporation with respect to any Common Shares which are the subject of an award under this Plan. No Participant shall be entitled to receive any dividends, distributions or other rights declared for shareholders of the Corporation for which the record date is prior to the date of issue of certificates representing Common Shares that are the subject matter of an award under this Plan.

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Section 8.06 No Contract of Employment

Nothing contained in the Plan shall confer or be deemed to confer upon any Participant the right to continue in the employment of, or to provide services to, the Corporation or any Designated Affiliate nor interfere or be deemed to interfere in any way with any right of the Corporation or any Designated Affiliate to discharge any Participant at any time for any reason whatsoever, with or without cause. Participation in the Plan by a Participant shall be voluntary.

Section 8.07 Consolidation, Merger, etc.

If there is a consolidation, merger or statutory amalgamation or arrangement of the Corporation with or into another corporation, a separation of the business of the Corporation into two or more entities or a transfer of all or substantially all of the assets of the Corporation to another entity:

(a)

each Participant for whom Common Shares are held in safekeeping under the Share Purchase Plan shall receive on the date that Common Shares would otherwise be delivered to the Participant the securities, property or cash which the Participant would have received upon such consolidation, merger, amalgamation, arrangement, separation or transfer if the Participant had held the applicable number of Common Shares immediately prior to such event; and

(b)

upon the exercise of an Option under the Share Option Plan or the settlement of any award granted under the Share Unit Plan the holder thereof shall be entitled to receive the securities, property or cash which the holder would have received upon such consolidation, merger, amalgamation, arrangement, separation or transfer if the holder had exercised the Option or settled the award immediately prior to the effective time of such event, unless the Committee otherwise determines the basis upon which such Option shall be exercisable or such award shall be settled.

Section 8.08 Adjustment in Number of Shares Subject to the Plan

In the event there is any change in the Common Shares, whether by reason of a stock dividend, consolidation, subdivision, reclassification or otherwise, an appropriate adjustment shall be made to the awards granted under the Plan by the Committee, including without limitation, in:

(a)	the number of Common Shares available under the Plan;

(b)	the number of Common Shares subject to any Option; and

(c)	the exercise price of the Common Shares subject to Options.

If the foregoing adjustment shall result in a fractional Common Share, the fraction shall be disregarded. All such adjustments shall be conclusive, final and binding for all purposes of the Plan.

Section 8.09 Securities Exchange Take-over Bid

In the event that the Corporation becomes the subject of a take-over bid (within the meaning of the Securities Act (Ontario)) pursuant to which 100% of the outstanding Common Shares are acquired by the offeror either directly or as a result of the compulsory acquisition provisions of the Act, and where consideration is paid in whole or in part in equity securities of the offeror, the Committee may send notice to all Optionees requiring them to surrender their Options within 10 days of the mailing of such notice, and the Optionees shall be deemed to have surrendered such Options on the tenth day after the mailing of such notice without further formality, provided that:

(a)	the Committee delivers with such notice an irrevocable and unconditional offer by the offeror to grant replacement options to the Optionees on the equity securities offered as consideration;

(b)	the Committee has determined, in good faith, that such replacement options have substantially the same economic value as the Options being surrendered; and

(c)	the surrender of Options and the granting of replacement options can be effected on a tax free rollover basis under the Income Tax Act (Canada).

Section 8.10 No Representation or Warranty

The Corporation makes no representation or warranty as to the future market value of any Common Shares issued or delivered in accordance with the provisions of the Plan.

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Section 8.11 Participation through RRSP’s and Holding Companies

Subject to the approval of the Committee, an Eligible Employee or Eligible Director may elect, at the time rights or Options are granted under the Plan, to participate in the Plan by holding any rights or Options granted under the Plan in a registered retirement savings plan established by such Eligible Employee or Eligible Director for the sole benefit of such Eligible Employee or Eligible Director or in a personal holding corporation controlled by such Eligible Employee or Eligible Director. For the purposes of this Section 8.11, a personal holding corporation shall be deemed to be controlled by an Eligible Employee or Eligible Director if (i) voting securities carrying more than 50% of the votes for the election of directors of such corporation are held, otherwise than by way of security only, by or for the benefit of such Eligible Employee or Eligible Director and the votes carried by such voting securities are entitled, if exercised, to elect a majority of the board of directors of such corporation, and (ii) all of the voting and equity securities of such corporation are directly or indirectly held, otherwise than by way of security only, by or for the benefit of such Eligible Employee or Eligible Director and/or his or her spouse, children or grandchildren. In the event that an Eligible Employee or Eligible Director elects to hold the rights or Options granted under the Plan in a registered retirement savings plan or personal holding corporation, the provisions of the Plan shall continue to apply as if the Eligible Employee or Eligible Director held such rights or Options directly.

Section 8.12 Compliance with Applicable Law

If any provision of the Plan or any Option contravenes any law or any order, policy, by-law or regulation of any regulatory body having jurisdiction over the securities of the Corporation, then such provision shall be deemed to be amended to the extent necessary to bring such provision into compliance therewith.

Section 8.13 Interpretation

This Plan shall be governed by and construed in accordance with the laws of the Province of Ontario.

Section 8.14 Independent Advice

Each Participant is responsible for obtaining independent legal, tax and financial advice at his or her own expense and any failure on his or her part to retain legal, tax or financial advisors shall not affect the validity of this Plan.

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APPENDIX ‘C’ – BOARD OF DIRECTORS MANDATE

IAMGOLD CORPORATION

BOARD OF DIRECTORS MANDATE

1.	Purpose

The primary function of the directors (individually a “Director” and collectively the “Board”) of IAMGOLD Corporation (the “Corporation”) is to provide stewardship over the Corporation and to review the management of the business and affairs of the Corporation. The Board has the responsibility to supervise the management of the Corporation which is responsible for the day-to-day conduct of the business of the Corporation. The fundamental objectives of the Board are to enhance and preserve long-term shareholder value and to review the Corporation’s business conduct. In performing its functions, the Board should consider the legitimate interests that stakeholders, such as employees, customers and communities, may have in the Corporation. In carrying out its stewardship responsibility, the Board, through the Chief Executive Officer (the “CEO”), should set the standards of conduct for the Corporation.

2.	Procedure and Organization

The Board operates by delegating certain responsibilities and duties set out below to management or committees of the Board and by reserving certain responsibilities and duties for the Board. The Board retains the responsibility for reviewing its affairs, including selecting its chair and constituting committees of the Board.

3.	Responsibilities and Duties

The principal responsibilities and duties of the Board fall into a number of categories which are summarized below.

(a)	Legal Requirements

i.	The Board has the overall responsibility to review compliance with applicable legal requirements and that documents and records have been properly prepared, approved and maintained.

ii.	The Board has the statutory responsibility to, among other things:

A.	review the management of, the business and affairs of the Corporation;

B.	act honestly and in good faith with a view to the best interests of the Corporation;

C.	exercise the care, diligence and skill that reasonably prudent people would exercise in comparable circumstances; and

D.

act in accordance with the obligations contained in the Canada Business Corporations Act (the “CBCA”), the regulations thereunder, the articles and by-laws of the Corporation, applicable securities laws and policies and other applicable legislation and regulations.

E.	The Board has the statutory responsibility for considering the following matters as a Board which in law may not be delegated to management or to a committee of the Board:

F.	any submission to the shareholders of any question or matter requiring the approval of the shareholders;

G.

the filling of a vacancy among the directors or in the office of auditor and the appointing or removing of any of the chief executive officer, the chair of the Board or the president of the Corporation;

H.	the issue of securities except as authorized by the Board;

I.	the declaration of dividends;

J.	the purchase, redemption or any other form of acquisition of shares issued by the Corporation;

K.

the payment of a commission to any person in consideration of the person purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares except as authorized by the Board;

L.	the approval of a management proxy circular;

M.	the approval of a take-over bid circular, directors’ circular or issuer bid circular;

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N.	the approval of an amalgamation of the Corporation;

O.	the approval of an amendment to the articles of the Corporation;

P.	the approval of annual financial statements of the Corporation; and

Q.	the adoption, amendment or repeal of any by-law of the Corporation.

In addition to those matters which at law cannot be delegated, the Board must consider and approve all major decisions affecting the Corporation, including all material acquisitions and dispositions, material capital expenditures, material debt financings, issue of shares and granting of options.

(b)	Strategy Development

The Board has the responsibility to review and approve the strategic planning process in place for the Corporation and to review the development of strategic plans and approving the strategy through which the Corporation proposes to achieve its long term objectives and goals (taking into account, among other things, the opportunities and risks of the business of the Corporation).

(c)	Enterprise Risk Management

The Board has the responsibility to safeguard the assets and business of the Corporation, identify and understand the primary risks of the business of the Corporation and to review the effectiveness of the enterprise risk management systems in place to monitor and review those risks with a view to preserving the long-term viability and to enhance the performance of the Corporation.

(d)	Appointment, Training and Monitoring of Senior Management The Board has the responsibility to:

(i)	appoint the CEO and, together with the CEO, to develop a position description for the CEO;

(ii)

with the advice of the human resource and compensation committee of the Board (the “Compensation Committee”), develop objectives that the CEO is responsible for achieving and to monitor and assess the performance of the CEO in achieving those objectives;

(iii)	with the advice of the Compensation Committee, approve the compensation of the CEO;

(iv)	provide advice and counsel to the CEO in the execution of the duties of the CEO;

(v)	develop, to the extent considered appropriate, position descriptions for the chair of the Board, the chair of each committee of the Board and individual directors;

(vi)	approve the appointment of all corporate officers;

(vii)	with the advice of the Compensation Committee, consider, and if considered appropriate, approve incentive- compensation plans and equity-based plans of the Corporation; and

(viii)	review training and development of senior management and members of the Board and to provide orderly succession of management, including the CEO.

(e)	Integrity of Management

The Board has the responsibility, to the extent considered appropriate, to satisfy itself as to the integrity of the CEO and other senior officers of the Corporation and to review and assess the extent to which the CEO and such other senior officers are creating a culture of integrity throughout the Corporation.

(f)	Policies, Procedures and Compliance

The Board is responsible for the review of the following matters and may rely on management of the Corporation to the extent appropriate in connection with addressing such matters:

(i)	compliance with applicable laws and regulations and to appropriate ethical and moral standards;

(ii)	approving and monitoring compliance with significant policies and procedures by which the business of the Corporation is conducted;

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(iii)

with the advice of the Safety, Environment and Reserves Committee (the “SER Committee”), setting appropriate environmental standards for its operations and operates in material compliance with environmental laws and legislation;

(iv)	with the advice of the SER Committee, establishing appropriate health and safety policies and programs for its employees in the workplace;

(v)

with the advice of the Nominating and Corporate Governance Committee (the “Governance Committee”), developing the approach of the Corporation to corporate governance, including to the extent appropriate developing a set of governance principles and guidelines that are specifically applicable to the Corporation; and

(vi)	with the advice of the Governance Committee, monitoring the corporate governance practices within the Corporation and altering such practices when circumstances warrant.

(g)	Reporting and Communication

The Board is responsible for the review of the following matters and may rely on management of the Corporation to the extent appropriate in connection with addressing such matters:

(i)	policies and programs to enable the Corporation to communicate effectively with management, shareholders, other stakeholders and the public generally;

(ii)

with the advice of the Audit and Finance Committee (the “Audit Committee”), reviewing the adequacy of the continuous disclosure program including reporting financial results and other required disclosure of the Corporation to shareholders, other security holders and regulators such that material information is disseminated on a timely and regular basis;

(iii)	with the advice of the Audit Committee, reviewing the reporting of financial results, which reporting is to be fair and in accordance with applicable generally accepted accounting principles;

(iv)	with the advice of the Audit Committee, reviewing the timely and accurate reporting of any developments that could have a significant and material impact on the value of the Corporation; and

(v)	reporting annually to the shareholders of the Corporation on the affairs of the Corporation for the preceding year.

(h)	Monitoring and Acting

The Board is responsible for the oversight and review of the following matters and may rely on management of the Corporation to the extent appropriate in connection with addressing such matters:

(i)

monitoring the Corporation’s progress in achieving its goals and objectives and revising and, through management, altering strategic and tactical plans of the Corporation in response to changing circumstances;

(ii)	considering taking action when performance falls short of the goals and objectives or when other special circumstances warrant;

(iii)	reviewing and approving material transactions involving the Corporation;

(iv)	implementation and ongoing adequate internal control and management information systems;

(v)	with the advice of the Governance Committee, assessing the individual performance of each Director and the collective performance of the Board; and

(vi)	with the advice of the Governance Committee, reviewing the size and composition of the Board as a whole to facilitate more effective decision-making by the Corporation.

4.	Board’s Expectations of Management

The Board expects each member of management to perform such duties, as may be reasonably assigned by the Board from time to time, faithfully, diligently, to the best of his or her ability and in the best interests of the Corporation. Each member of management is expected to devote substantially all of his or her business time and efforts to the performance of such duties. Management is expected to act in compliance with and to ensure that the Corporation is in compliance with all laws, rules and regulations applicable to the Corporation.

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5.	Responsibilities and Expectations of Directors

Directors should exercise their duties and responsibilities in a manner that is consistent with this mandate and with the best interests of the Corporation and its shareholders generally. The responsibilities and expectations of each Director are as follows:

(a)	Commitment and Attendance

All Directors should make every effort to attend all meetings of the Board and meetings of committees of which they are members. Members may attend by telephone.

(b)	Participation in Meetings

Each Director should be sufficiently familiar with the business of the Corporation, including its financial position and capital structure and the risks and competition it faces, to actively and effectively participate in the deliberations of the Board and of each committee on which the Director is a member. Upon request, management should make appropriate personnel available to answer any questions a Director may have about any aspect of the business of the Corporation. Directors should also review the materials provided by management and the Corporation’s advisors in advance of meetings of the Board and committees and should arrive prepared to discuss the matters presented.

(c)	Code of Business Conduct and Ethics

The Corporation has adopted a Code of Business Conduct and Ethics to deal with the business conduct of Directors and officers of the Corporation. Directors should be familiar with and abide by the provisions of the Code of Business Conduct and Ethics.

(d)	Other Directorships

The Corporation values the experience Directors bring from other boards on which they serve, but recognizes that those boards may also present demands on a Director’s time and availability, and may also present conflicts issues. Directors should advise the chair of the Nominating and Corporate Governance Committee before accepting any new membership on other boards of directors or any other affiliation with other businesses or governmental bodies which involve a significant commitment by the Director.

(e)	Contact with Management

All Directors may contact the CEO at any time to discuss any aspect of the business of the Corporation. Directors also have complete access to other members of management. The Board expects that there will be frequent opportunities for Directors to meet with the CEO and other members of management in Board and committee meetings and in other formal or informal settings.

(f)	Confidentiality

The proceedings and deliberations of the Board and its committees are, and shall remain, confidential. Each Director should maintain the confidentiality of information received in connection with his or her services as a Director of the Corporation.

6.	Qualifications and Directors’ Orientation

Directors should have the highest personal and professional ethics and values and be committed to advancing the interests of the Corporation. They should possess skills and competencies in areas that are relevant to the business of the Corporation. The CEO is responsible for the provision of an orientation and education program for new Directors.

7.	Meetings

The Board should meet on at least a quarterly basis and should hold additional meetings as required or appropriate to consider other matters. In addition, the Board should meet as it considers appropriate to consider strategic planning for the Corporation. Financial and other appropriate information should be made available to the Directors in advance of Board meetings. Attendance at each meeting of the Board should be recorded.

Management may be asked to participate in any meeting of the Board. The Board should meet separately from management as considered appropriate in order that the Board functions independently of management. The independent Directors should meet with no members of management present as considered appropriate.

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8.	Committees

The Board has established an Audit Committee, a Compensation Committee, a SER Committee and a Governance Committee to assist the Board in discharging its responsibilities. Special committees of the Board may be established from time to time to assist the Board in connection with specific matters. The chair of each committee should report to the Board following meetings of the committee. The Board should review the mandate of each standing committee annually.

9.	Evaluation

The Board, in conjunction with the Governance Committee, and each of the committees of the Board, should conduct a self-evaluation at least annually to assess their effectiveness. In addition, the Governance Committee should periodically consider the mix of skills and experience that Directors bring to the Board and assess, on an ongoing basis, whether the Board has the necessary composition to perform its oversight function effectively.

Each Director will be subject to an annual evaluation of his or her individual performance.

10.	Resources

The Board has the authority to retain independent legal, accounting and other consultants. The Board may request any officer or employee of the Corporation or outside counsel or the external/internal auditors to attend a meeting of the Board or to meet with any member of, or consultant to, the Board.

Directors are permitted to engage an outside legal or other adviser at the expense of the Corporation where for example he or she is placed in a conflict position through activities of the Corporation, but any such engagement shall be subject to the prior approval of the Nominating and Corporate Governance Committee.

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APPENDIX ‘D’ – 2020 VOTING RESULTS

Motions	FOR	% FOR	Against / Withheld	% Against / Withheld

Elect John E. Caldwell as Director	253,543,503	91.77	22,748,893	8.23

Elect Donald K. Charter as Director	251,012,089	90.85	25,280,307	9.15

Elect Richard J. Hall as Director	271,788,782	98.37	4,503,614	1.63

Elect P. Gordon Stothart as Director	271,678,289	98.33	4,614,107	1.67

Elect Mahendra Naik as Director	258,087,670	93.41	18,204,726	6.59

Elect Timothy R. Snider as Director	271,323,542	98.20	4,968,854	1.80

Elect Sybil E. Veenman as Director	264,175,201	95.61	12,117,195	4.39

Elect Ronald P. Gagel as Director	271,390,675	98.23	4,901,721	1.77

Appointment of Auditors	324,204,458	98.69	4,297,355	1.31

Executive Compensation	268,369,082	97.13	7,923,315	2.87

Total Shares Issued and Outstanding:	471,003,199

Total Shares Voted:	328,493,478

Percentage of Outstanding Shares Voted:	69.75%

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APPENDIX “E” – USE OF NON-GAAP

FINANCIAL PERFORMANCE MEASURES

This Circular refers to FCF per share and AISC per ounce, each of which is a non-GAAP financial measure without a standard meaning under International Financial Reporting Standards (“IFRS”). These measures may therefore not be comparable to similar measures presented by other companies. AISC as presented in the Circular for compensation purposes have been adjusted from the corresponding non-GAAP measures disclosed in the MD&A. FCF has also been adjusted for compensation purposes.

The HRCC believes that in the context of an annual incentive plan like the CIP, these adjusted non-GAAP measures can provide a better picture of performance. At the beginning of the year, a detailed definition is drafted for each measure and the HRCC approves all metric definitions along with their numeric targets. Forecast performance is presented to the HRCC at the end of each quarter. Final performance outcomes relative to the approved targets were calculated and presented at the end of the year to the HRCC for approval and were subject to informed judgments by the HRCC to ensure appropriate alignment of pay and performance.

Set out below is a description of each of these measures and why we use them, together with a reconciliation to the most directly comparable measure under IFRS.

Free Cash Flow per share

FCF is the cash flow generated from operations after tax, less capital expenditures at current operations, global exploration expenditures, corporate general and administrative costs (“Corporate G&A”), and financing costs. This excludes outflows at the Côté Gold project and Boto development projects, reclamation at closed sites, and other corporate transactions including strategic acquisitions, dispositions and investments. The number of Common Shares used to set the target is equivalent to the number of Common Shares based on the diluted weighted average shares disclosed in the financial statements at the end of the previous year.

Management believes FCF to be a useful indicator of the Corporation’s ability to operate without reliance on additional borrowing or usage of existing cash. FCF is intended to provide additional information only and does not have any standardized definition under IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.

($ millions, except where noted)

Increase in cash and cash equivalents	110.9

Exclusions per Free Cash Flow definition

Outflows for the Côté Gold project and Boto Development project	99.6

Closure spending at closed sites	3.4

Strategic acquisitions (Monster Lake, Fayolle)	1.0

Disposition of Sadiola asset	(25.0)

Proceeds from bond refinancing, net of fees	(21.0)

Free Cash Flow	168.9

Diluted weighted average number of common shares outstanding – December 31, 2019	468.0

Free Cash Flow per share ($ per share)	0.36

All-in Sustaining Costs per Ounce Sold

AISC includes cost of sales (excluding depreciation), Corporate G&A, by-product credits, accretion and amortization of closure liabilities, realized gains/losses from hedging and sustaining capital. This is then divided by the Corporation’s attributable ounces of gold sold by mine sites in commercial production to arrive at the AISC per ounce sold.

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The Corporation believes, although relevant, the current total cash costs measure commonly used in the gold industry does not capture the sustaining expenditures incurred in producing gold and, therefore, may not present a complete picture of a company’s operating performance or its ability to generate free cash flow from its current operations. For these reasons, members of the World Gold Council (“WGC”) defined an AISC measure which better represents the costs associated with producing gold. The WGC is a non-profit association of the world’s leading gold mining companies, established in 1987 to promote the use of gold.

The AISC per ounce sold measure better meets the needs of analysts, investors and other stakeholders of the Corporation in assessing its operating performance and its ability to generate free cash flow. The definition of AISC, on an attributable basis, commences with cost of sales, excluding depreciation expense, and includes sustaining capital expenditures, sustaining exploration and evaluation expenses, sustaining lease principal payments, environmental rehabilitation accretion and depreciation, by-product credits, and Corporate G&A costs. Classified as sustaining capital are expenditures which are required to maintain existing operations, including sustaining capitalized stripping, underground mine development costs relating to producing areas, ongoing replacement of mine equipment and capital spares, tailings and other facilities, capitalized brownfield exploration costs and other capital expenditures.

This measure seeks to represent the cost of selling gold from current operations, and therefore does not include capital expenditures attributable to development projects or mine expansions, greenfield exploration expenses, income tax payments, working capital defined as current assets less current liabilities (except for inventory adjustments), items needed to normalize earnings, interest costs or dividend payments.

Consequently, this measure is not representative of all of the Corporation’s cash expenditures and is not indicative of the Corporation’s overall profitability. The calculation of AISC per ounce sold is based on the Corporation’s attributable interest in sales from its gold mines. The usage of an attributable interest presentation is a fairer and more accurate way to measure economic performance than using a consolidated basis. The Corporation reports the AISC per ounce sold measure on an attributable sales basis, compared with the Corporation’s current total cash costs presentation, which is on an attributable production basis.

The Corporation reports the measure with and without a deduction for by-product credits and reports the measure for the Essakane, Rosebel, and Westwood mines.

AISC does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

($ millions, attributable, except where noted)

AISC

Costs of Sales(1), excluding depreciation expense	682.4

Sustaining capital expenditures(1)	73.9

Sustaining lease principle payments	5.8

By-product credit, excluded from costs of sales	(3.0)

Revised estimate for water tax settlement	(6.5)

Time value of derivatives	(10.5)

Corporate general and administrative costs(2)	45.1

Environmental rehabilitation accretion and depreciation	8.1

AISC(3)	795.3

Attributable gold sales (000s oz)	646

AISC(3)(4) ($/oz) as disclosed in the MD&A	1,232

(1)  Includes Essakane and Rosebel at their attributable amounts of 90% and 95% respectively. Refer to note 38 of the annual consolidated financial statements for cost of sales of total gold mines, on a 100% basis, and refer to the capital expenditures table of the MD&A on page 15 for 2020 sustaining capital expenditures, on a 100% basis.

(2)  Corporate G&A costs exclude depreciation expense.

(3)  Consists of Essakane, Rosebel, and Westwood on an attributable basis.

(4)  AISC per ounce sold may not calculate based on amounts presented in this table due to rounding.

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IAMGOLD (R) corporation iamgold.com